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04030361

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Macquarie Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 34740 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw
DAT : 5/25/04

Document furnished to United States
Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

AR/S
3-31-04

MACQUARIE BANK LIMITED
RESULT ANNOUNCEMENT
YEAR ENDED 31 MARCH 2004

MACQUARIE
BANK

ACN 008 583 542

Table of Contents

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1. FINANCIAL HIGHLIGHTS

1.1 PROFITABILITY

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*	$ m	$ m	*%*
HIGH LEVEL PROFIT AND LOSS						
Total income[1]	1,204	1,176	*2*	2,380	1,834	*30*
Total expenses[1]	(855)	(840)	*2*	(1,695)	(1,374)	*23*
Profit before income tax	349	336	*4*	685	460	*49*
Income tax expense	(83)	(78)	*6*	(161)	(96)	*68*
Profit after income tax	266	258	*3*	524	364	*44*
Profit after income tax attributable to outside equity interests	-	(3)	*(100)*	(3)	(3)	-
Distributions paid/provided on Macquarie Income Securities	(14)	(13)	*8*	(27)	(28)	*(4)*
Profit after income tax attributable to MBL ordinary equity holders	252	242	*4*	494	333	*48*
	%	%		%	%	
Expense/income ratio[1]	71.0	71.4		71.2	74.9	
Earnings Per Share	Cents per share			Cents per share		
Basic earnings per share	116.8	116.2	*1*	233.0	164.8	*41*
Diluted earnings per share	114.6	114.4	-	229.3	163.1	*41*
	%	%		%	%	
Return on equity[2]	21.4	23.2		22.3	18.0	

The Bank's profit after income tax attributable to its ordinary equity holders for the full year ended 31 March 2004 was $494 million, representing an increase of 48% on the prior year.

Total income[1] increased 30% to $2,380 million, with growth across all income categories. This growth exceeded the increase in total expenses, resulting in a reduction in the expense/income ratio[1] from 74.9% to 71.2%.

Earnings also outgrew the Bank's ordinary equity base, leading to an improvement in both return on equity, up from 18.0%[2] to 22.3%, and basic earnings per share, up 41% from 164.8 cents to 233.0 cents.

The contribution by operating Groups and segments is discussed in the commentary on the following pages. A more detailed review of the results including segment contributions is contained in section 2.8.

[1] The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.
[2] To ensure comparability of information, the return on equity for the year ended 31 March 2003 has been restated to reflect the new accounting treatment for dividend provisions (refer section 3.1 below). Prior to this restatement ROE was 18.7%. The approach to calculating return on equity is described in the Glossary.

1.2 CONTRIBUTION BY OPERATING GROUP

	Half Year to		Full year to	
	Mar 04	Sep 03	Mar 04	Mar 03
	%	%	%	%
Corporate Finance (including Infrastructure and Specialised Funds)	14	40	27	32
Financial Products (including cross-border leasing)	5	7	6	6
Other (including Institutional Broking, Macquarie Capital)	12	11	11	11
Total Investment Banking	31	58	44	49
Treasury and Commodities	15	19	17	23
Banking and Property	14	11	13	18
Equity Markets	20	8	14	5
Financial Services	6	4	5	2
Funds Management	2	1	1	2
Direct Investment	12	(1)	6	1
	100	100	100	100

The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital before staff profit sharing and before income tax. They should be taken as a guide only to relative contributions and are derived from management accounts.

Investment Banking Group had a very strong year, recording a 46 per cent rise in profit compared with the prior year, driven by improved market conditions and strong market share with deal flow across the group consistently strong.

Corporate Finance maintained its leading market positions with roles advising Alinta/DUET on the acquisition of Aquila's Australian energy assets, Foster's Group Limited on the divestment of its Australian Leisure and Hospitality division, Macquarie Goodman Industrial Trust's acquisition of the AMP Industrial Trust and assisting PT Bumi Resource's acquisition of PT Kaltim Prima Coal in Indonesia. Equity capital markets activity was particularly strong with Macquarie securing joint lead manager roles on the IPOs of Promina, Pacific Brands, Macquarie DDR Trust and the AMP rights issue.

In line with its strategy, the Bank continued to expand its infrastructure and specialised funds across domestic and international markets. The growth in the infrastructure and specialised funds saw assets under management, including undrawn commitments, increase by 13 per cent to $17.8 billion and the establishment of three new international funds:

- Macquarie Essential Assets Partnership (MEAP) - an unlisted fund focusing on investments in regulated and utility assets in North America;
- Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD) - a listed US closed-end fund focusing on investing in listed infrastructure stocks;
- African Infrastructure Investment Fund (AIIF) - an unlisted fund focusing predominantly on investing in South African infrastructure assets, established as a joint venture between Macquarie Bank and Old Mutual Asset Managers of South Africa.

Other infrastructure initiatives include:

- Global Infrastructure Fund II (GIF II) - an Australian unlisted closed-end fund focusing on smaller investments in infrastructure assets in OECD countries.
- Diversified Utilities Energy Trust (DUET) – an Australian based energy utility fund which is proposing to list on the Australian Stock Exchange later in 2004 as a joint venture between Macquarie Bank and AMP Capital.
- Japan Infrastructure Group (JIG) – established as a joint venture between Macquarie Bank and the Development Bank of Japan, acquired the Hakone Turnpike, south-west of Tokyo.
- Korean Road Infrastructure Fund (KRIF) - achieved a third close and announced two new investments in the Baekyang Tunnel and Machang Bridge in Korea.

Macquarie Capital continued to broaden its global product mix, with leasing books increasing 30 per cent to $3.0 billion from $2.3 billion. The overall contribution from *Financial Products* was up on the prior year. Cross-border leasing markets remain very subdued.

Institutional Stockbroking contributed a result significantly up on the prior year due to improved market share, strong market volumes and increased revenues from brokerage and issuance fees. A highlight of the year was the announcement of the acquisition of ING's Asian Equities businesses which included the addition of approximately 450 new staff. This business will be known as Macquarie Securities Asia and is expected to significantly strengthen Macquarie's existing equities distribution capabilities and provide opportunities to broaden Macquarie's overall investment banking activities in the Asia-Pacific region. The Bank assumed the economic benefit and risk of ING's Asian equities businesses from 1 March 2004. Completion of the purchase is subject to regulatory approvals with formal close expected by 31 July 2004.

In Treasury and Commodities Group, a record result was achieved with profit rising 18 per cent on the prior year, driven by increased market shares in a variety of products.

Importantly, costs and risk profile were consistent with previous years.

The *Metals and Mining Division* contributed another record result as did the *Foreign Exchange* and *Debt Markets Divisions*. The *Debt Markets Division's* strong year was acknowledged by the industry with awards from many leading publications, including Thomson Financial, Finance Asia and INSTO Magazine.

The new *Energy Markets Division* successfully grew its customer base and provided a positive contribution to the Group's result. In its first full year of operation, the Division has developed a broad customer base across the energy sector, including producers, refiners, airlines and shipping companies.

The contribution from the *Agricultural Commodities Division* was significantly down on a very strong prior year, reflecting lower volatility and liquidity. The North American physical cotton trading business made a solid contribution and the Division opened an Australian physical cotton trading business during the year.

Equity Markets Group achieved a record profit, very significantly lifting its contribution to the Bank's result. The Group benefited from a more diverse business mix and better market conditions in several of the global equity markets in which it operates.

The Group's Hong Kong business produced a record result, despite the significant depreciation of the Hong Kong dollar against the Australian dollar. The business has significantly increased its market volumes to become the leading issuer in local warrants and a major issuer of unlisted equity-linked products. Hong Kong also successfully diversified both its product range and its customer distribution channels and achieved strong sales in higher margin structured products.

The Australian operation also achieved a record result, increasing the diversity of its product offering and maintaining a leading market share, particularly in warrant issuance. Good contributions were made by a number of new businesses, in particular the South African business alliance with Nedbank Limited, which was in its first year, and the International Trading and International Structuring businesses.

Banking and Property Group posted its sixth consecutive record profit, with a 13 per cent profit rise on the prior year. Solid contributions were recorded from the *Property*, *Securitisation*, *Banking* and *Golf and Leisure* businesses.

Property Investment Banking participated in transactions totalling more than $3.0 billion, many international, and directly raised equity and debt of $400 million. Property assets under management (including associates) increased by 51 per cent from $7.2 billion to $10.9 billion, making Macquarie among the top three Australian listed property trust managers.

The profit contribution from *Golf and Leisure*, which combines development, finance, funds management and advisory services for the leisure and lifestyles industry, was up 100 per cent on the prior year.

The *Banking Division* delivered another strong profit contribution, although it was marginally down on the prior year due to increased investment in new product development. The Division is positioned for further future growth following the launch of four new products. Client numbers and loan and deposit volumes grew, while investment in new product development and continued upgrade of the core IT platform improved the Division's services and efficiency.

Margin Lending was up on the prior year, achieving significant growth in its core lending products, margin loans and capital protected loans. In the year to December 2003, the Division's margin loan portfolio grew at twice the industry's average. In the year ended 31 March 2004, it increased by more than 31 per cent to in excess of $940 million.

Mortgages and Securitisation experienced a significant increase in new business through both its retail and wholesale channels. The Division's Australian mortgage portfolio grew by 25 per cent to more than $11.6 billion from $9.3 billion during the year to 31 March 2004. In addition, the Division's US and Chinese mortgage businesses continue to grow, with the US business closing almost $1 billion in loans during the year ended 31 March 2004.

Financial Services Group's profit more than tripled. The significant increase was the culmination of four years of strategic investment and development, continued strong inflows into major products, and improved equity markets. The Group also benefited from the realisation of its one-third interest in Innofin, its South African joint venture with Sanlam, which contributed $14 million profit to the group. Wrap assets under administration increased 44 percent to $9.1 billion from $6.3 billion and the Macquarie Cash Management Trust grew 6 per cent to $9.3 billion from $8.8 billion. The successful integration of 46 Hartley's Limited brokers and their clients considerably increased the Group's market share and consolidated its position in the top tier of retail brokers.

Funds Management Group's profit contribution was marginally up on the prior year and assets under management increased by 18 per cent to $36.2 billion from $30.7 billion. This growth was primarily driven by the group's institutional business in Australia and the expansion of its Asian joint ventures.

Macquarie Direct Investment, the Bank's private equity division, recorded a substantial increase in earnings due to a record number of investment realisations during the year. These realisations represent the culmination of years of investment. A record number of medium to long-term investments were realised this year, including Sabco, Tower Technology, JB Hi-Fi, Repco, InvoCare and Staging Connections. Macquarie Investment Trust III's realisations delivered excellent results, although these were to some extent offset by a disappointing outcome on Western Metals and the final sale of Nardell Coal at a loss.

1.3 CONTRIBUTION BY SEGMENTS

An alternative view of the Bank's income is provided by the segment analysis in section 2.8. Each segment's percentage contribution to the Bank's total income is summarised below. Unlike the analysis for operating Groups above, the table below does not take into account operating expenses. The segments are defined in section 2.8 and do not correspond directly to the operating Groups above.

SEGMENT CONTRIBUTION TO TOTAL INCOME

	Half year to		Year ended	
	Mar 04	Sep 03	Mar 04	Mar 03
	%	%	%	%
Asset & Wealth Management	27	34	30	28
Financial Markets	25	23	24	23
Investment Banking	34	29	32	33
Lending	14	14	14	16
Total	100	100	100	100

All segments reported an increase in their contribution to total income for the year to 31 March 2004.

The increase in the percentage contribution of Asset & Wealth Management income in the year to 31 March 2004 is due to the growth in fee income from funds management activities, particularly the infrastructure funds. The decrease in the percentage contribution in the six months to 31 March 2004 compared to the first half is due to the receipt of the majority of performance fees in the first half of the year.

Total income for the Financial Markets segment increased by 35% due to improved income from equity derivatives and the gain on sale of the Bank's interest in East African Gold Mines (EAGM), however the proportion of total income has remained relatively stable. The increase in percentage contribution in the second half compared to the first half is primarily the result of an increased contribution from equities trading driven by stronger equity market volumes.

Total income for the Investment Banking segment and Lending segment rose by 23% and 12% on the prior year respectively, although the contribution from these segments declined as a proportion of the Bank's total income. The increase in the percentage contribution from the investment banking segment in the second half of the year is primarily due to the higher contributions from institutbnal stockbroking activities and underwriting fees.

1.4 ORDINARY DIVIDEND

	Full year to			
	Mar 04		Mar 03	
	Cents per share	Franking %	Cents per share	Franking %
Interim ordinary dividend	52	*90*	41	*85*
Final ordinary dividend	70	*90*	52	*100*
	122		93	
Special ordinary dividend	-		50	*100*
Total ordinary dividend	122		143	
	$ m		$ m	
Aggregate amount of interim/final ordinary dividend	263		189	
Payout ratio (excluding special dividend)	53.2%		56.8%	

The final ordinary dividend has increased by 18 cents to 70 cents per share and will be franked at 90%.

Under the current dividend policy, which was announced in May 2003, the Bank targets a full year payout ratio between 50% and 60%. Subject to the future composition of income, a franking rate of at least 80% is expected. This policy is designed to achieve the objective of more closely aligning dividends with movements in earnings.

The Dividend Reinvestment Plan (DRP) continues in operation, however, during the year the discount was removed, in line with general market practice and having regard to the Bank's capital strength.

As outlined in section 3.1 the new accounting treatment for dividend provisions requires that the 2004 final dividend is not provided for in the financial statements, as it had not been declared at 31 March 2004.

1.5 SHAREHOLDER CALENDAR

The key dates relating to the final dividend are as follows:

DATE	EVENT
18 May 2004	Full year result announcement
24 May 2004	Ordinary shares trade ex-dividend
28 May 2004	Record date for ordinary dividend
2 July 2004	Payment date for ordinary dividend
29 July 2004	2004 Annual General Meeting

1.6 BALANCE SHEET

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	%	%
Total Assets	43,771	36,802	32,462	*19*	*35*
Total Liabilities	40,938	33,461	29,877	*22*	*37*
Total Equity	2,833	3,341	2,585	*(15)*	*10*
	$ per share				
Net tangible assets per ordinary share*	10.72	10.44	8.23	*18*	*49*

** Excludes the Bank's infrastructure assets and business purchased for resale.*

Over the year to 31 March 2004, total assets increased from $32 billion to $44 billion, with growth across major asset classes and notable increases in securities purchased under resale agreement (up $3 billion), trading assets (up $2 billion), and fixed assets (up $2 billion). The increase in fixed assets is primarily due to the consolidation of infrastructure assets held for resale.

A high level summary of the increase in total assets and risk-weighted assets is provided below:

Analysis of balance sheet growth over the year

	Total Assets	Risk Weighted Assets
	$ b	$ b
Balance as at 31 March 2003	32.5	10.0
Organic growth in loan assets	3.2	3.2
Revaluation of financial instruments	1.4	0.3
Increase in liquid assets	1.1	0.1
Decrease/increase in other securities	(0.3)	0.2
Increase in trading assets	5.5	-
Securitisation of loan assets	(3.0)	(1.5)
Other asset movements (includes infrastructure assets held for resale)	3.4	1.1
Balance as at 31 March 2004	**43.8**	**13.4**

More detailed information relating to the balance sheet is contained in section 3.6 below.

1.7 CAPITAL MANAGEMENT

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
Tier 1 Capital before Deductions	2,709	2,702	2,336	-	*16*
Tier 1 Deductions	(548)	(475)	(434)	*15*	*26*
Total Tier 1 Capital	2,161	2,227	1,902	*(3)*	*14*
Tier 2 Capital	945	777	449	*22*	*110*
Total Capital Deductions	(442)	(314)	(204)	*41*	*117*
Total Capital	2,664	2,690	2,147	*(1)*	*24*
Risk-Weighted Assets	13,361	12,043	10,030	*11*	*33*
	% of Risk-Weighted Assets				
Tier 1 Capital	16.2	18.5	19.0		
Tier 2 Capital	7.0	6.4	4.4		
Total Capital Deductions	(3.3)	(2.6)	(2.0)		
Total Capital	19.9	22.3	21.4		

The Tier 1 Capital ratio of 16.2% at 31 March 2004 remains very strong and whilst down from the 31 March 2003 ratio of 19.0% remains comfortably in excess of the Group's minimum ratios. Tier 1 deductions have increased from $434 million to $548 million over the year to 31 March 2004 as the Bank continues to develop its specialist funds business. Tier 1 Capital grew by 14% over this period from $1,902 million to $2,161 million, however this was outpaced by the 33% growth in risk-weighted assets, resulting in a decrease in the Tier 1 ratio. The largest sources of growth in Tier 1 Capital continue to be retained earnings and shares created through the exercise of employee options.

More detailed information concerning the Bank's capital adequacy position is contained in section 3.8 below, including an analysis of the growth in the capital base over the year to 31 March 2004.

Several capital management initiatives (such as those discussed below) were undertaken during the year, although it should be noted that these initiatives represent fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

Conversion of Converting Preference Shares & Related Buyback of Ordinary Shares

On 25 September 2003, the Bank exercised its right, under the Terms of Issue of the Converting Preference Shares (CPS), to convert all 1.5 million CPS on issue at that time to fully paid ordinary shares. Under the Terms of Issue, the Bank was entitled to convert the CPS to ordinary shares at any time between 15 June 2003 and 15 June 2004, the latter being the date at which they would mandatorily convert.

The CPS were converted to ordinary shares at the rate of approximately 3.24 ordinary shares for 1 CPS, resulting in an additional 4,857,315 ordinary shares. The Bank also entered into an on-market buyback, approved by the Australian Prudential Regulation Authority (APRA), whereby all of these additional ordinary shares were bought back. The Bank completed the buyback of these additional ordinary shares on 19 December 2003. All shares bought back have subsequently been cancelled.

The average price at which shares were bought back was $34.42.

Subordinated Debt Raising

During the year to 31 March 2004, the Bank raised $664 million of subordinated debt. This was a response to several factors:

- the recent reduction in the Bank's Tier 2 Capital, as existing subordinated debt matured or amortised (as explained in note 8 in section 3.8) and as increasing proportions of the Macquarie Income Securities have qualified as Tier 1 Capital;
- the requirement for greater flexibility to accommodate the gradual increase in Total Capital Deductions, which is a natural outcome of the Bank's focus on funds management activities (*investments in funds management controlled entities are deducted from Total Capital in* accordance with APRA's prudential standards, as are investments in non-financial (commercial) controlled entities such as certain seed infrastructure assets acquired); and
- the increasing importance of the Total Capital base as a means of determining limits on internal and external exposures in APRA's conglomerates regime.

Over the year to 31 March 2004, Tier 2 Capital has increased from 4.4% to 7.0% of Risk-Weighted Assets.

1.8 ASSET QUALITY

	As at			*Movement on*	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
Total loan assets	10,777	10,914	9,839	*(1)*	*10*
Net impaired assets	61	12	16	*408*	*281*
Net loan losses	24	12	(3)	*100*	*(900)*
	%	%	%		
Net impaired assets / loan assets	0.6	0.1	0.2		
Net loan losses / loan assets	0.2	0.1	0.0		

	Half year to			*Movement on*	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
Net loan losses (Profit and loss impact)	$ m	$ m	$ m	*%*	*%*
- provided for during the period	27	16	3	*69*	*800*
- recovery of loans previously provided for	(3)	(3)	(7)	-	*(57)*
- loan losses written-off	1	-	1	*n/a*	-
- recovery of loans previously written-off	(1)	(1)	-	-	*n/a*
Total net charge for loan losses	24	12	(3)	*100*	*(900)*

The Bank's asset quality remains strong, with full year net impaired assets at 0.6% of loan assets. Refer to section 3.6 below for further details on impaired assets.

1.9 CREDIT RATINGS

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

1.10 ASSETS UNDER MANAGEMENT

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
Listed	21,533	19,759	18,010	*9*	*20*
Unlisted					
Retail	13,363	13,305	12,442	-	*7*
Wholesale	27,693	23,652	21,884	*17*	*27*
Total assets under management	62,589	56,716	52,336	*10*	*20*
Specialist funds					
Infrastructure	17,064	16,061	15,383	*6*	*11*
Property[1]	7,414	6,337	5,385	*17*	*38*
Development Capital	152	299	297	*(49)*	*(49)*
Other	1,369	486	441	*182*	*210*
Total Specialist funds	25,999	23,183	21,506	*12*	*21*
Funds Management and Financial Services					
Retail	12,189	12,261	11,446	*(1)*	*6*
Wholesale	24,401	21,272	19,384	*15*	*26*
Total Funds Management and Financial Services	36,590	33,533	30,830	*9*	*19*
Total Assets Under Management	62,589	56,716	52,336	*10*	*20*

The growth in the gross assets under management for Specialist funds since 31 March 2003 is mainly due to purchases by the Property funds, including the acquisition of AMP Industrial Trust and Colonial First State Industrial Property Trust by Macquarie Goodman Industrial Trust (MGI), and the launch of new funds including Macquarie DDR Trust, Macquarie Central Office Corporate Restructuring REIT (MCO CR-REIT), Macquarie Essential Assets Partnership (MEAP), Macquarie / First Trust Global Infrastructure / Utilities Dividend and Income Fund (MFD), and African Infrastructure Investment Fund (AIIF) as well as growth in Korean Road Infrastructure Fund (KRIF), MAp and MIG assets.

The decrease in Development Capital assets under management is primarily due to realisations of investments in Macquarie Investment Trusts.

The growth in Funds Management and Financial Services is due to the acquisition of a stake in United Securities Investment Trust Co in Taiwan and growth in Macquarie Funds Management, the Macquarie Cash Management Trust and Macquarie-IMM Investment Management Co.

More detailed information regarding assets under management is contained in section 3.9.

[1] The total assets under management of these Property funds amounts to $10.9 billion at 31 March 2004 if the portion of the fund manager held by external parties is included ($7.2 billion at 31 March 2003).

2. REVIEW OF RESULTS

2.1 SUMMARY PROFIT AND LOSS

		Half year to			Full year to		
		Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	Ref	$ m	$ m	*%*	$ m	$ m	*%*
Net interest income[1]	2.3	161	143	*13*	304	274	*11*
Net fee and commission income	2.4	613	705	*(13)*	1,318	1,116	*18*
Trading income	2.5	337	225	*50*	562	402	*40*
Net other income[1]	2.6	93	103	*(10)*	196	42	*367*
Total operating income[1]	2.2	1,204	1,176	*2*	2,380	1,834	*30*
Employment expense[1]	2.7	(618)	(617)	-	(1,235)	(967)	*28*
Other expenses[1]	2.7	(237)	(223)	*6*	(460)	(407)	*13*
Total operating expenses[1]	2.7	(855)	(840)	*2*	(1,695)	(1,374)	*23*
Profit before income tax		349	336	*4*	685	460	*49*
Income tax expense	3.4	(83)	(78)	*6*	(161)	(96)	*68*
Profit after income tax		266	258	*3*	524	364	*44*
Profit after income tax attributable to outside equity interests		-	(3)	*(100)*	(3)	(3)	-
Profit after income tax attributable to MBL equity holders		266	255	*4*	521	361	*44*
Distributions paid/provided on Macquarie Income Securities		(14)	(13)	*8*	(27)	(28)	*(4)*
Profit after income tax attributable to MBL ordinary equity holders		252	242	*4*	494	333	*48*

[1] The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.

2.2 OPERATING INCOME

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*	$ m	$ m	*%*
Net interest income[1]	161	143	*13*	304	274	*11*
Net fee and commission income	613	705	*(13)*	1,318	1,116	*18*
Trading income	337	225	*50*	562	402	*40*
Net other income[1]	93	103	*(10)*	196	42	*367*
Total operating income	1,204	1,176	*2*	2,380	1,834	*30*

Net interest income increased $30 million on the prior year, due to an increase in the overall spread on interest bearing assets and a 11% increase in average interest bearing assets (refer to section 2.3 for further details).

Net fee and commission income increased $202 million on the prior year, primarily due to the increased level of fee income from specialised funds. Fee income from the mergers and acquisitions, advisory and underwriting category was down slightly compared with the very strong prior year, partially offsetting very strong growth in funds management fee income (refer to section 2.4 for further details).

Trading income increased $160 million on the prior year, with the mix shifting in favour of equities, driven by improvement in some global equity markets (refer to section 2.5 for further details).

Net other income has increased $154 million on the prior year. Net other income reflects several gains associated with realisations of equity investments, increased equity accounted income and dividends and distributions from investments. Offsetting these are movements in specific and general loan provisions (refer to section 2.6 for further details).

DIVERSITY OF INCOME


Net interest income 13%
Net fee and commission income 55%
Net other income 8%
Trading income 24%

While fee and commission is the largest component of income, trading and net interest income are also significant contributors. Fee and commission income is derived from a variety of activities including mergers and acquisitions, underwriting, advisory, base and performance fees from funds, brokerage on trading and banking fees.

[1] The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.

INTERNATIONAL INCOME


International Income*
800
700
600
500
400
300
200
100
0
$ million
1996
1997
1998
1999
2000
2001
2002
2003
2004
* Excludes earnings on capital

Total international income increased by 61% on the prior year, with notable increases from:

- EMG in Asia;
- BPG, Corporate Finance and Financial Products in the Americas;
- T&C through the gain on disposal of the Bank's interest in East African Gold Mines (EAGM); and
- FSG through the gain on sale of the investment in Innofin.

The proportion of total operating income (excluding earnings on capital) represented by international income was 31%, up from 24% in the prior year.


International Income by Region*
800
700
600
500
400
300
200
100
0
$ million
2002
2003
2004
Africa
Americas
Asia Pacific
Europe
New Zealand
*Excluding earnings on capital

All regions experienced growth in international income relative to the prior year. The growth was primarily due to:

- Europe – IBG infrastructure funds base management fees and performance fees; improved result from EMG and T&C;
- Asia – strong contribution to income from EMG, particularly Hong Kong;
- Americas – strong contribution from both Corporate Finance and Financial Products; and increased BPG income, including Macquarie ProLogis fee income; and
- Africa – primarily the gain on the sale of EAGM and gain on sale of investment in Innofin.


International Income by Group*
800
700
600
500
400
300
200
100
0
$ million
2002
2003
2004
IBG
T&C
EMG
BPG
FMG
FSG
*Excludes earnings on capital

Most Groups also experienced solid growth in international income relative to the prior year. The growth was primarily due to:

- IBG experiencing strong income growth in both the Americas and Europe;
- EMG income continuing to grow strongly, particularly in Asia Pacific;
- T&C income increasing, primarily due to the gain on sale of EAGM;
- BPG international income increasing, due to expanding activities in the Americas; and
- FSG international income grew strongly, due to the sale of the investment in Innofin.

2.3 NET INTEREST INCOME

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*	$ m	$ m	*%*
Interest income	684	551	*24*	1,235	1,074	*15*
Interest expense[1]	(523)	(408)	*28*	(931)	(800)	*16*
Net interest income[1]	161	143	*13*	304	274	*11*

	Full year to March 2004			Full year to March 2003		
	Interest	Volume	Spread	Interest	Volume	Spread
	$ m	$ m	%	$ m	$ m	%
Loan assets	297	10,362	2.87	247	10,037	2.46
Interest bearing trading assets and other securities	53	10,188	0.52	46	8,516	0.54
Interest bearing assets	350	20,550	1.70	293	18,553	1.58
Non-interest bearing assets	(46)			(19)		
Total[1]	304			274		

The 11% increase in net interest income on the prior year is due to a combination of higher volumes, with average interest bearing assets up 11%, and higher rates, with the overall spread on interest bearing assets up from 158 basis points to 170 basis points. This is partially offset by an increased funding cost associated with non-interest bearing assets.

Net interest income for the half year to 31 March 2004 has increased by 13% on the first half, with growth in the net interest income from loan assets being partially offset by an increased funding expense associated with non-interest bearing assets. Overall, average interest bearing assets have increased on the six months to 30 September 2003, with growth in most categories including trading assets and other securities, resale agreements and loan assets.

A summary of the key movements on the prior year is set out below. The average balance sheet is included in section 3.6 below.

Loan assets

The average spread on loan assets has improved due to an increase in the average rate earned on loan assets, attributable to a shift in the composition of loans and leases. This was partially offset by a slight increase in funding costs as interest rate rises take effect.

This improvement in the average spread combined with the 3% increase in average volumes resulted in an improvement in net interest income from loan assets of 20% from $247 million to $297 million.

Interest bearing trading assets and other securities

The net interest income associated with interest bearing trading assets and other securities has increased by 15% to $53 million. This is primarily due to an increase in average interest bearing trading assets of 20% from $8,516 million to $10,188 million. The growth has principally been in securities purchased under resale agreements. Spreads have remained relatively stable between the periods.

Non-Interest Bearing Assets

The funding expense associated with non-interest bearing assets has increased from $19 million to $46 million. The significant increase in this funding cost relates to the funding of trading positions for which the corresponding income is recognised in the Trading Income category (this category is up 40% from $402 million to $562 million, as outlined in section 2.5).

[1] The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.

2.4 NET FEE AND COMMISSION INCOME

		Half year to			Full year to		
		Mar 04	Sep 03	Mov't	Mar 04	Mar 03	Mov't
	Note	$ m	$ m	%	$ m	$ m	%
Funds management fees	1	213	328	*(35)*	541	390	*39*
Mergers and acquisitions, advisory and underwriting	2	208	156	*33*	364	389	*(6)*
Brokerage and commissions	3	54	68	*(21)*	122	126	*(3)*
Financial products and cross-border leasing	4	42	55	*(24)*	97	84	*15*
Banking, lending and securitisation	5	63	55	*15*	118	74	*59*
Other fee and commission income	6	33	43	*(23)*	76	53	*43*
Net fee and commission Income		613	705	*(13)*	1,318	1,116	*18*

1. Funds management fees

Funds management fees include base management fees, which are ongoing fees generated from funds management activities; and performance fees, which are only earned when funds managed by the Bank out-perform a predetermined benchmark. Performance fees are recognised when the Bank becomes entitled to them.

Total fee income in this category for 2004 has increased by 39% on the prior year, with base fees increasing by 16% and performance fees increasing by 93%. The decrease in fees in the second half is due to the majority of performance fees being earned in the six months to 30 September 2003.

The growth in base fees on the prior year is due to the growth in equity under management of the infrastructure funds, growth in assets of Funds Management and Financial Services funds and the launch of new funds during the year. The base and performance fee tables in section 3.9 detail the fee income from major listed funds, which are the main drivers of the increase in management fee income.

Summary of Base and Performance Fees

	Half year to			Full year to		
	Mar 04	Sep 03	Mov't	Mar 04	Mar 03	Mov't
	$ m	$ m	%	$ m	$ m	%
Base fees						
Specialist Funds	77	75	*3*	152	117	*30*
Funds Management and Financial Services	83	82	*1*	165	157	*5*
	160	157	*2*	317	274	*16*
Performance fees						
Specialist Funds	51	167	*(69)*	218	111	*96*
Funds Management and Financial Services	2	4	*(50)*	6	5	*20*
	53	171	*(69)*	224	116	*93*
Total management fees	213	328	*(35)*	541	390	*39*
Share of fees from funds management joint ventures*						
Base fees	9	7	*29*	16	10	*60*
Performance fees	7	3	*133*	10	7	*43*
Total	229	338	*(32)*	567	407	*39*

* These JVs are equity accounted and their results are included as equity accounted income (in "Net other Income" in section 2.6). The base management fees and performance fees included in this equity accounted income have been included in this table to provide a more complete view of the Bank's income from fund management activities.

2. Mergers and acquisitions, advisory and underwriting

Fees for 2004 were lower than the prior year, which incorporated significant fees on large transactions such as Sydney and Rome airports and AXA Health. Although transaction activity was up in 2004, the transactions were generally smaller in size. Large project finance and merger and acquisition transactions in 2003 were replaced by large underwriting transactions in 2004. The increase in income in the second half reflects the timing of transactions.

Significant merger and acquisition, advisory and underwriting roles this year included:

- advising Alinta and AMP managed funds on the acquisition of United Energy, Multinet and an interest in Alinta networks;
- advising East African Gold Mines on its acquisition by Placer Dome;
- advising Trans-Elect Inc. on the financing for construction of the Path 15 Upgrade electric transmission line in California;
- financial adviser, global coordinator and underwriter on the $1.5 billion divestment by Foster's of its Australian Leisure and Hospitality division; and
- joint adviser, global coordinator and bookrunner for the $1.9 billion Promina IPO.

3. Brokerage and commissions

Brokerage and commission income predominantly includes transaction related fees from stockbroking services provided to retail and institutional clients. This income is offset by brokerage and commission costs paid to brokers, advisers and agents acting on the Bank's behalf.

Income has decreased slightly compared to the prior year, as increases in institutional and retail stockbroking volumes, driven by the improvement in global equity markets, were offset by higher brokerage costs from increased Hong Kong equity market trading (income relating to these expenses is of a trading nature and therefore is required to be shown in the trading income line).

The decrease in brokerage and commission income in the second half is also due to the higher brokerage costs from trading arising from increased activity in the second half.

4. Financial products and cross-border leasing

Included in this category are all fees generated through arranging cross-border leases and other financial product transactions. Total fees have increased on the prior year as a result of increased transaction activity. The decrease in income in the second half is due to the cyclical nature of the business.

5. Banking, lending and securitisation

Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, fees from lending activities and transaction fees.

Fees have increased by 59% on the prior year due to continued growth in the Australian mortgages securitisation business. The mortgage book has increased 25% to $11.6 billion. Further, there has been a 12% increase in risk participation fees related to an increase in the number of property finance transactions closed in 2004.

6. Other fee and commission income

Other fee and commission income includes royalty income from joint ventures and fees relating to assets under administration. The increase on the prior year is principally due to fees from increased assets under administration (Wrap assets under administration increased 44% from $6.3 billion to $9.1 billion in the year to 31 March 2004) and royalty income from joint ventures in South Africa and Japan.

2.5 TRADING INCOME

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*	$ m	$ m	*%*
Equities	206	108	*91*	314	150	*109*
Commodities	45	37	*22*	82	116	*(29)*
Foreign exchange	78	57	*37*	135	98	*38*
Interest rate products	8	23	*(65)*	31	38	*(18)*
Total trading income	337	225	*50*	562	402	*40*

Trading income has significantly improved on the six months to 30 September 2003 and is well up on the prior year. The increases are primarily due to improved contributions from equities and foreign exchange. The full year income has seen a reduction in the contribution from Agricultural Commodities.

The majority of trading income is generated from client transactions and arbitrage activities, rather than outright proprietary trading.

A more complete summary of the performance of the Bank's trading activities is provided in the Financial Markets segment disclosures in section 2.8, which includes the interest income and expense, and brokerage and commission expense associated with trading activities.

Equities

The contribution to equities' trading income was significantly up on both the six months to 30 September 2003 and the prior year as a result of stronger global equity markets. The recovery was spread across all of the major businesses, with Hong Kong, Australia and the International Trading Desk (ITD) producing particularly strong results. The Hong Kong market was much improved this period, providing strong demand for warrants and structured products. The ITD, a 24-hour Sydney-based business established in March 2003, has produced a strong contribution, primarily as a result of the significant growth in the sale of its US equity products by the Equity Markets' Hong Kong office into the Asian market.

Commodities

Income from trading commodities was down 29% on the prior year, mainly due to lower volatility and liquidity in the agricultural commodities markets, particularly in sugar. The increase in income in the second half is primarily due to increased Metals and Mining activity.

Foreign exchange

Foreign exchange trading income is up on both the prior year and first half, with consistently healthy results across all product lines, driven by higher market share and turnover, along with outstanding trading performances.

Interest rate products

Debt Markets trading result was below prior year due to significant growth in the repurchase business, and less volatility in the interest rate market. This has resulted in a shift in the income mix, with a decrease in trading income offset by increased interest income.

2.6 NET OTHER INCOME

		Half year to			Full year to		
		Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	Note	$ m	$ m	*%*	$ m	$ m	*%*
Gain on disposal of other securities and equity investments	1	82	46	*78*	128	31	*313*
Provision for diminution of equity investments – write back/(provided)	2	(15)	17	*(188)*	2	(62)	*(103)*
Gain on deconsolidation of controlled entities and sale of businesses	3	-	27	*(100)*	27	20	*35*
Equity accounted income	4	20	15	*33*	35	-	*n/a*
Dividends and distributions received/receivable from other securities and equity investments	5	29	20	*45*	49	30	*63*
Net loan loss	6	(24)	(12)	*100*	(36)	-	*n/a*
General provision for credit losses	7	(6)	(11)	*(45)*	(17)	4	*(525)*
Other	8	7	1	*600*	8	19	*(58)*
Net other income		93	103	*(10)*	196	42	*367*

Net other income includes income from equity investments including equity accounted income, dividends, distributions and realisations, as well as provisions for credit losses.

1. Gains on disposal of other securities and equity investments

Disposal of interest in East African Gold Mines

During the first half, Macquarie sold its interest in East African Gold Mines Limited, an Australian unlisted gold producer. Sales proceeds were $51 million, resulting in a gain on disposal to Macquarie of $38 million.

Disposal of part interest in Sydney Futures Exchange

In the first half, the Bank also disposed of a portion of its interest in Sydney Futures Exchange, resulting in a gain on disposal of $8 million. The unrealised gain on the remainder of the Bank's interest in Sydney Futures Exchange is included in the table of notable unrealised gains on listed investments below.

Disposal of interest in Innofin

The Bank sold its 33% holding in the joint venture with South Africa's Sanlam in October 2003 for $19 million, resulting in a gain on disposal of $14 million.

Other gains on disposal of other securities and equity investments

The 2004 result also includes the gains on disposals of investments in JB Hi-Fi (October 2003), Donaldson Coal (October 2003), Salt Developments, a beachfront development at Kingscliff, Northern NSW (November 2003) and Tower Technology (March 2004).

Notable unrealised gains on listed investments

Macquarie continues to hold investments in a number of companies. These investments are carried at the lower of cost or net realisable value, with the exception of the investment in MGI, which is equity accounted. The table below shows the market value and notable unrealised gains for some of the listed investments held by Macquarie.

	Book value at 31 Mar 04 $ m	Market value at 31 Mar 04 $ m	Unrealised gain at 31 Mar 04 $ m
Macquarie Infrastructure Group	10	27	17
Macquarie Goodman Management Limited	44	406	362
Sydney Futures Exchange	-	24	24
Macquarie Communications Infrastructure Group	101	177	76
Macquarie Airports	62	64	2
Total	217	698	481

2. Provision for diminution of equity investments

The write back in the provision for diminution of equity investments in the first half is primarily due to the reversal of part of the provision for diminution relating to holdings in MAp that was taken up in prior years.

The provision for diminution taken up in the six months to March 2004 is due to the write down to market value of MAp securities and some equity investments held by Macquarie Direct Investment. This was partially offset by a reversal of a write-down of MIG and other securities.

Securities held as an investment are carried at the lower of cost and net realisable value, therefore the recorded value of securities held on the balance sheet will not exceed the purchase price, however the value of these securities may be written down below the purchase price if, at valuation date, it is considered that an amount less than the purchase price of the securities will be recovered if the securities were to be disposed. If the value of the security subsequently increases, the carrying value of the security will be written back, to a maximum value equivalent to the initial purchase price.

3. Gain on deconsolidation of controlled entities and sale of businesses

Current year impact

The 2004 result includes gains relating to the deconsolidation of certain controlled entities and the sale of businesses by Sabco (September 2003).

Prior year impact

On 2 April 2002, the Bank acquired control of the Australian operations of ntl Inc. These operations, which were renamed Broadcast Australia (BA), were held until 12 August 2002, when the Bank substantially reduced its proportional interest through the IPO of MCG. The Bank ceased to control BA from this point.

Australian accounting standards require consolidation of a controlled entity even where control is temporary. Therefore the operating result of BA for the period for which control existed (all within the half year ended 30 September 2002) was reflected in the Bank's consolidated results. For statutory reporting purposes, the $54 million operating loss for this holding period is spread across several categories of income and expense, making it difficult to evaluate the Bank's underlying performance.

This operating loss was effectively reversed through the subsequent deconsolidation, resulting in a $54 million gain, which is treated as an item of "net other income" for statutory reporting purposes.

This report generally follows an alternative approach to disclosure, which treats Macquarie's overall holding gain of $20 million as a single item of other income. This presentation has been derived from the statutory reporting format by reclassifying BA's external interest expense, employment expense and other expenses out of the respective statutory income and expense lines, and transferring them into net other income. Management believes that this alternative approach more appropriately reflects the impact of the transaction on the Bank's performance.

This alternative presentation is not followed in the Summary Since Listing or the Average Balance Sheet in section 3.6. The adjustment required to reflect this alternative presentation is set out in the table below.

Extract From Consolidated Profit & Loss – Year Ended 31 March 2003

	Statutory Format	Reclassification of BA external operating expenses	Alternative Format
	$ m	$ m	$m
Net interest income	247	27	274
Net fee and commission income	1,116	-	1,116
Trading income	402	-	402
Net other income	125	(83)	42
Total income	1,890	(56)	1,834
Employment expenses	(970)	3	(967)
Other expenses	(460)	53	(407)
Total expenses	(1,430)	56	(1,374)
Profit before income tax	460	-	460

Macquarie's interest in MCG at balance date is set out in the table of notable unrealised gains on listed investments above.

4. Equity accounted income

Equity accounted income reflects Macquarie's share of the profits or losses of entities in which Macquarie has an investment and exerts significant influence (but not control) over the entity.

Equity accounted income in 2004 includes the recognition of income relating to equity investments in Macquarie Goodman Management, Macquarie ProLogis, Macquarie Capital Partners and Medallist Developments.

5. Dividends and distributions received

The increase in dividends and distributions in 2004 primarily relates to distributions received from MCG and Macquarie Investment Trusts.

6. Net loan loss

Net loan loss represents the write off or provisioning for specific loan balances that are considered to be unrecoverable, net of any recoveries of loan losses previously written off. The strength of Macquarie's credit risk management policy has historically resulted in a low percentage of gross loan assets being written off. This trend has continued in 2004, with net loan losses at 0.3% of loan assets.

7. General provision for credit losses

The general provision for credit losses in intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. The Bank's policy is that an amount equivalent to 0.55% of risk-weighted exposures be carried as a provision. The increased charge in 2004 is due to growth in RWA.

8. Other

South East Water and Arlanda

On 1 October 2003, a controlled entity of the Bank acquired 100% of the issued capital of Saur Water Services plc and Pipeway Limited, the chief entities of South East Water plc and its affiliated businesses (collectively "SEW").

On 16 January 2004, Macquarie acquired 100 per cent of the shares in A-Train AB and A-Train Invest AB (together "Arlanda"). Arlanda is the operator of the Arlanda Express, a high-speed dedicated rail link between Stockholm city centre and Arlanda Airport.

Both assets were acquired with the intention they would comprise the seed assets of the Macquarie European Infrastructure Fund ("MEIF"). In April 2004, MEIF acquired the Bank's 100% interest in Arlanda, and 50.1% of the Bank's interest in SEW. In addition, the Bank will sell a further 25% of SEW to MEIF co-investors. Macquarie will retain the remaining 24.9% of SEW, however, the Bank does not intend to hold this investment for the long term. As a result of these transactions, the Bank ceased to control SEW and Arlanda subsequent to reporting date.

As with BA, Australian accounting standards require consolidation of a controlled entity even where control is temporary. Therefore for the period from when control of these entities was acquired through to 31 March 2004, the Bank is required to reflect the operating results of SEW and Arlanda in its consolidated results.

Consistent with the treatment of BA, this report generally follows an alternative approach to disclosure, which treats the overall operating profit of SEW and Arlanda as a single item of other income. This presentation has been derived from the statutory reporting format by reversing the interest expense, employment expense and other expenses related to SEW and Arlanda out of the respective statutory income and expense lines and transferring them into net other income. Management believes that this alternative approach more appropriately reflects the impact of these transactions on the Bank's performance.

The impact of this treatment and reconciliation to the statutory presentation of the Bank's results is shown below.

Extract From Consolidated Profit & Loss – Year Ended 31 March 2004

	Statutory Format $ m	Reclassification of operating income / expenses $ m	Alternative Format $ m
Net interest income	270	34	304
Net fee and commission income	1,318	-	1,318
Trading income	562	-	562
Net other income	315	(119)	196
Total income	2,465	(85)	2,380
Employment expenses	(1,257)	22	(1,235)
Other expenses	(523)	63	(460)
Total expenses	(1,780)	85	(1,695)
Profit before income tax	685	-	685

2.7 OPERATING EXPENSES

	Half year to			Full year to		
	Mar 04 $m	Sep 03 $m	Mov't %	Mar 04 $m	Mar 03 $m	Mov't %
Employment expenses[1]	(618)	(617)	-	(1,235)	(967)	28
Occupancy expenses	(46)	(45)	2	(91)	(92)	(1)
Non-salary technology expenses	(60)	(45)	33	(105)	(84)	25
Professional fees, travel and communication expenses	(81)	(66)	23	(147)	(129)	14
Other operating expenses[1]	(50)	(67)	(25)	(117)	(102)	15
Total operating expenses[1]	(855)	(840)	2	(1,695)	(1,374)	23
	%	%		%	%	
Employment expenses/total income[1]	51.3	52.4		51.9	52.7	
Other expenses/total income[1]	19.7	19.0		19.3	22.2	
Total expenses/total income[1]	71.0	71.4		71.2	74.9	

Total operating expenses are up 23% on the prior year. The largest contributor to total operating expenses is employment costs, which are driven by headcount, market conditions and performance based profit share. More detail on the Bank's remuneration policy is discussed below.

Generally, operating expenses have increased as a result of the increase in activity, however the growth in income has been more substantial, and as a result the total expense/total income ratio has fallen significantly to 71.2%, as compared to 74.9% in the prior year.

HEADCOUNT BY GROUP

	As at			% Movement	
	Mar 04	Sep 03	Mar 03	Sep 03	Mar 03
Operating Groups					
Investment Banking[2]	1,590	1,151	1,142	38	39
Treasury & Commodities	358	352	346	2	3
Banking & Property	912	879	768	4	19
Equity Markets	210	196	181	7	16
Funds Management	160	150	158	7	1
Financial Services	1,045	1,037	986	1	6
Direct Investment	13	13	14	-	(7)
Total headcount – operating Groups	4,288	3,778	3,595	13	19
Total headcount – service Divisions[2]	1,428	1,245	1,244	15	15
Total headcount at end of period	5,716	5,023	4,839	14	18
Operating Groups/total headcount	75.0%	75.2%	74.3%		

Headcount includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees). Headcount excludes temporary staff and staff on leave without pay and parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal.

[1] The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.
[2] Whilst headcount includes staff in Macquarie Securities Asia (ING), the finalisation of this transaction is subject to regulatory approval in a number of jurisdictions.

REMUNERATION

Remuneration Policy

As a diversified financial services provider and investment bank, the Bank's performance is critically dependent on the skill, experience and calibre of its staff. Hence, the Bank has designed its remuneration practices to be sufficiently competitive to attract and retain the quality of staff that it seeks and also to encourage long-term commitment and superior performance from its employees. The Bank believes this will lead to the Bank achieving above average returns and creating long-term value for its shareholders.

In setting its remuneration arrangements, reference is made to current employment market conditions in the markets in which the Bank operates and the growing international nature of the Bank's operations, including that the Bank is increasingly competing for staff in the world's major financial centres.

The Bank's remuneration practices are considered confidential. However, the major features of the Bank's remuneration are:

- Base remuneration determined by reference to market conditions
- A formula-driven profit share scheme (applied since the Bank's inception) based on levels of profitability and returns above the estimated cost of capital, that provides for a significant portion (in the case of senior executives, a large portion) of remuneration being at risk and tied to individual and Bank performance
- Profit share deferral and retention arrangements that encourage long-term commitment
- Significant staff equity participation (encouraged through an options scheme and employee share acquisition plans)

Key elements of the arrangements are reviewed annually by the Board Remuneration Committee (discussed below) and revised where appropriate, having regard to prevailing market conditions. Flexibility is retained to vary or make exceptions to the profit share arrangements where unique circumstances arise. Non-standard arrangements at an individual or business level may be warranted where the Bank is looking to expand into a new business or where recruits bring new skills to the Bank.

In order to further encourage long-term commitment, retention arrangements apply to performance pay. The arrangements applying to the Bank's Executive Directors, (the 149 most senior executives) including the Voting Executive Directors and Executive Officers, are separately discussed below. For most other staff, 25% of performance pay above a certain amount is withheld for two years and only payable if the employee remains with the Bank. However, performance pay in some instances is withheld for periods of up to four years depending on the employee's length of service and the size of the performance pay.

The Macquarie Bank Employee Share Option Plan ("Option Plan") was introduced by the Bank in 1995. Options granted under the Option Plan are exercisable at prevailing market prices for the Bank's shares at the time of grant and vest as to one-third of each grant after two, three and four years. Options granted to Executive Directors are also subject to performance hurdles (see below). Executives only benefit from the Option Plan if the Bank's share price increases over time, they remain with the Bank until the options have vested, and in the case of Executive Directors, the performance hurdles are met. The Bank believes that the Option Plan has been successful in helping to align senior executive interests with that of shareholders.

The number of options on issue has always been within the limits established by the Option Plan rules, which have been lodged with ASX. In the years that options have been granted to Voting Executive Directors, the approval of shareholders has been obtained to permit those Directors to participate in the

Option Plan up to maximum amounts specified in the shareholder resolution. However, shareholder approval was not required nor sought under the Corporations Act or the ASX Listing Rules when this plan was introduced in 1995 nor is shareholder approval currently required. Hence, the Bank does not comply with ASX best practice recommendation 9.4 in respect of the Option Plan. A description of the Option Plan has been provided in the Bank's financial report each year and the number of options on issue, including details of expiry dates and exercise prices, has been lodged with ASX for public viewing every month since the Bank's shares were listed on ASX in 1996.

The Bank also offers all Australian based staff the opportunity to acquire Bank shares via the Macquarie Bank Employee Share Plan and the Macquarie Bank Staff Share Acquisition Plan. Contributions to these plans are taken into account when determining an individual's performance pay each year. Bank shares acquired under these two plans are subject to restrictions on disposal and forfeiture in certain circumstances. The number of shares issued or acquired via these plans has always been within the limits established by the plans' rules as described to shareholders when shareholder approvals were obtained.

Setting Remuneration Arrangements

The Board has established a Remuneration Committee, the composition of which conforms with that suggested by the ASX Corporate Governance Council.

The objectives of the Remuneration Committee are to assist the Board in developing remuneration policies and practices that:

- are appropriate from the shareholder's perspective and are consistent with the close alignment of the interests of staff and shareholders, which has been a key element of the Bank's success;
- are consistent with agreed Bank policies;
- are applied, and seen to be applied, fairly; and
- comply with relevant legal requirements.

The responsibilities of the Remuneration Committee are set out in formal Charter and include to:

- review and approve, on behalf of the Board, recommendations for annual staff remuneration made by the Remuneration and Promotions Committee (a management committee of the Bank) and its subcommittee(s), including allocations made under the profit share and options schemes
- review remuneration arrangements relating to individuals or groups of individuals; such arrangements may include but are not limited to:
    - recommendations of the Executive Committee relating to the commencement, retention and cessation of employment of Board and Executive Committee members
    - recommendations of the Executive Committee involving significant exceptions to policy.

  The Committee may approve such arrangements unless they are significant because of their sensitivity, precedent or disclosure implications in which case the Committee will make a recommendation to the Board
- review and recommend to the Board:
    - proposals for changes to remuneration policies
    - proposals relating to the Chairman's and Managing Director's remuneration.

The Remuneration Committee has access to the senior management of the Macquarie Bank Group and is able to consult independent experts where it considers it necessary to carry out its duties and responsibilities, with all costs borne by the Bank.

Executive Director and Executive Officer Remuneration

The Bank's remuneration policy for Executive Directors ("EDs") and Executive Officers ("EOs") is designed to align their interests with shareholders by promoting superior performance and long-term commitment to the Bank.

EDs and EOs receive base remuneration, which is determined by reference to market conditions, and participate in a Directors' Profit Share ("DPS") Scheme under which the Bank makes provision for performance-based remuneration. All staff, including EDs and EOs, are eligible to participate in a profit sharing pool whose size is determined annually by reference to the economic entity's after tax profits and its earnings over and above the estimated cost of capital. The effect of this is to provide substantial incentives in relation to superior profitability and return on equity but low participation for less satisfactory performance. For EDs and EOs, this means that a large part of their remuneration each year is 'at risk' and performance based, providing significant alignment of their interests with those of shareholders.

The proportion of after-tax profit and proportion of earnings in excess of the Bank's cost of capital in the profit share formula is reviewed regularly. Where appropriate, changes are recommended by the Board Remuneration Committee to the full Board.

The whole of the profit sharing provision for each financial year is charged against earnings in that year. To encourage a longer term perspective on the part of EDs and EOs, it is a fundamental condition of the DPS Scheme that 30 per cent of the annual DPS allocations (unless the individual's maximum allocation has been met, in which case a lesser amount) are held subject to restrictions whilst the ED/EO remains employed as an ED/EO of the Bank. These restricted amounts begin to vest after five years of service as an ED/EO and fully vest after ten-years of service as an ED/EO, subject to any disqualifying events.

The restrictions lapse six months after departure as an ED/EO from the Bank, except where a disqualifying event has occurred. A disqualifying event will arise if an ED/EO leaves the Bank under circumstances of dishonesty or that may otherwise cause significant damage to the Bank. Examples of these circumstances include: misappropriation of funds, deliberate concealment of a transaction or taking a team of the Bank's staff to a competitor (or being instrumental in or causing a team to go to a competitor).

To further align the interests of EDs and EOs with shareholders, from 2004 onwards EDs and EOs are required to compulsorily invest a minimum of one-third of their annual DPS restricted amounts in the Bank's shares. No shares are issued by the Bank to satisfy this requirement.

Following shareholder approval at the Bank's 1999 Annual General Meeting, EDs and EOs are able to request that part of their profit sharing allocation be applied to the on-market acquisition of shares in the Bank under the Macquarie Bank Staff Share Acquisition Plan.

From 1995, EDs and EOs have participated in the ESOP.

The Bank's remuneration policies, including the amount of the provision for performance related remuneration, are subject to the discretion of the Board and can be changed to reflect external factors.

The Bank commissioned an independent review of its remuneration in 2003, which concluded that the Bank's remuneration expense is in line with, or more conservative than, competitors, options remain the primary long-term incentive vehicle used by global peers of the Bank and delivery of some of the annual long-term incentive in the form of equity is appropriate.

Following this review, it was concluded that no major changes to the Bank's remuneration policies were necessary, that the emphasis on performance based arrangements had worked well and should continue and that 30 percent of EDs' and EOs' profit share would continue to be subject to long-term restriction arrangements.

The Bank's long-term incentive schemes continue to be reviewed regularly to ensure that it meets the Bank's remuneration objectives.

Non-Executive Director Remuneration

Non-Executive Directors ("NEDs"), including all of the Bank's independent Directors, are remunerated for their services from the maximum aggregate amount (currently $1,600,000 p.a.) approved by shareholders for that purpose. Executive Directors are not remunerated for acting as Directors. The Board's policy is to remunerate NEDs at market rates for comparable companies for the time commitment and responsibilities involved. An external review was undertaken in 2003 to ensure that the NEDs were being remunerated at market rates. Current rates are:

- Base fee for NED $162,000 p.a. (subject to note below)
- Chairman of the Board Audit and Compliance Committee $50,000 p.a
- Member of the Board Audit and Compliance Committee $25,000 p.a.
- Chairman of the Board Remuneration Committee $25,000 p.a.
- Member of the Board Remuneration Committee $12,500 p.a.
- Chairman of the Board Corporate Governance Committee $25,000 p.a.
- Member of the Board Corporate Governance Committee $12,500 p.a.
- Member of the Board Nominating Committee $4,400 p.a.

The base fee and committee fees are paid quarterly except for one-sixth of the base fee which is deferred until after year-end. The annual base fee for NEDs is reduced by one-sixth if the Bank's average annual return on ordinary equity for the previous three financial years is not at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. If the base fee is not reduced, the one-sixth of the base fee which has been deferred is paid and must be contributed towards acquiring Bank shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP"). The NEDSAP was approved at the Bank's 1999 Annual General Meeting and shares under the NEDSAP are acquired on-market at prevailing market prices. The Bank has been granted an ASX listing rule waiver to allow NED remuneration to be structured in this manner.

These remuneration arrangements applied with effect from 1 July 2003. Prior to this date, NEDs received a base fee of $100,000 per annum and a contingent additional payment equal in value to twenty per cent of the annual base NED fee, conditional on the Bank meeting the same benchmark as described above, as well as the committee fees noted above. The contingent remuneration was also in the form of fully paid ordinary shares in the Bank acquired for the NED under the NEDSAP.

NEDs receive no additional remuneration for their membership of the Board Risk Committee.

NEDs may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of the Bank's fully paid ordinary shares issued via the NEDSAP.

Directors' And Executive Officers' Remuneration

Name and position	Base Remuneration (a) $	Performance related remuneration (b) $	Other benefits (c) $	Total remuneration expense $	Options (d) $	Total remuneration $
Executive Directors						
D.S. Clarke	329,575	4,045,319	-	4,374,894	168,726	4,543,620
M.R.G. Johnson	229,314	1,073,719	-	1,303,033	99,001	1,402,034
A.E. Moss	665,336	8,072,930	-	8,738,266	351,005	9,089,271
L.G. Cox	154,460	397,829	250,881	803,170	-	803,170
Independent Directors (e)						
J.G. Allpass (f)	214,000	-	50,188	264,188	-	264,188
P.M. Kirby	130,913	-	-	130,913	-	130,913
C.B. Livingstone	68,534	-	-	68,534	-	68,534
H.K. McCann	201,500	-	-	201,500	-	201,500
B.R. Martin (f)	185,067	-	28,125	213,192	-	213,192
J.R. Niland	159,834	-	-	159,834	-	159,834
H.M. Nugent	180,900	-	-	180,900	-	180,900
Executive Officers (g)						
A.J. Downe	470,821	4,305,141	-	4,775,962	266,243	5,042,205
N. Moore	508,487	7,110,465	-	7,618,952	439,111	8,058,063
W.J. Moss	470,821	2,974,026	-	3,444,847	322,151	3,766,998
W.R. Sheppard	508,487	2,405,601	-	2,914,088	200,468	3,114,556
O. Weiss	470,821	6,577,105	-	7,047,926	166,012	7,213,938

(a) Base remuneration includes the Bank's contributions to superannuation schemes. Effective from 1 July 2003, the base remuneration for Non-Executive Directors is reduced by one-sixth if the Bank's average annual return on ordinary equity for the previous three financial years is not at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. This benchmark was achieved.

(b) Performance related remuneration for Executive Directors and Executive Officers comprises the annual profit share allocation that is not subject to restrictions. As discussed above, 30 percent of the annual profit share allocations are held subject to restrictions while the Executive Director/Executive Officer remains employed as an Executive Director/Executive Officer of the Bank.

(c) Other benefits to NEDs include consulting fees paid to Mr. Cox of $250,881, due diligence committee fees to Mr. Allpass of $8,000 and where applicable, fees paid for Board and Committee duties for certain of the Bank's controlled entities (refer (e) and (f) below).

(d) The Bank has applied the requirements of ASIC Guideline 03-202 to the measurement of options granted to directors and relevant executives. Remuneration includes a proportion of the fair value of options which have not fully vested as at the commencement of the financial year. These amounts represent the amortised cost of the fair value of options as determined at grant date and progressively allocated on a straight-line basis over the vesting period. In prior years the Bank included the fair value of option grants with remuneration in the year of grant. As a result of this change the current year remuneration includes amounts in relation to options that had been granted in prior years and included within remuneration in those financial years.

(e) Non-Executive Directors' compensation represents fees paid in connection with attending Board and Board Committee meetings and carrying out other duties, some in respect of the Bank's controlled entities (refer (f) below).

(f) Until 15 May 2003, Mr. Allpass was the Chairman of the Board of Macquarie Life Limited ("MLL"), a member of the Board Audit and Compliance Committee of MLL and Mr. Martin was a member of the Board of MLL and Chairman of the Board Audit and Compliance Committee of MLL. Fees paid in respect of these positions were at the rate of:

- Mr. Allpass $37,500 p.a.
- Mr. Martin $25,000 p.a.

Mr. Allpass is also Chairman of the Macquarie Investment Management Limited ("MIML"), the Macquarie Investment Services Limited ("MISL") and the MIML IDPS Compliance Committees and Mr. Martin is a member of these three Compliance Committees. Effective from 1 April 2003, the fees paid in respect of these positions were at the rate of:

- Mr. Allpass $37,500 p.a.
- Mr. Martin $25,000 p.a.

These amounts were paid by the controlled entities.

(g) Executive Officers shown above are the five highest paid current members of the Executive Committee who are not members of the Board.

Executive Directors' Retained Profit Share

As discussed above, to encourage a longer term perspective on the part of EDs, it is a fundamental condition of the DPS Scheme that 30 per cent of the annual DPS allocations (unless the individual's maximum allocation has been met, in which case a lesser amount) are held subject to restrictions whilst the ED remains employed as an ED by the Bank.

The amount of DPS allocations of the Executive Directors that are held subject to restrictions is shown in the table below. The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

Name and position	Balance of restricted profit share at 31 March 2003 $	Balance credited to restricted profit share during the financial year (a) $	Balance of restricted profit share at 31 March 2004 $	Date of entry to Directors' Profit Share Scheme	Years entitlements accrued over
Executive Directors					
D.S. Clarke	6,092,943	1,800,826	7,893,769	1 February 1985	19
M.R.G. Johnson	4,707,602	450,000	5,157,602	1 March 1987	17
A.E. Moss	12,982,811	3,601,653	16,584,464	1 February 1985	19
L.G Cox	-	180,000	180,000	25 March 2004	1

(a) This amount is excluded from the definition of remuneration for the current financial year because it is subject to the restrictions noted in the discussion of the remuneration policy for EDs.

There are no other amounts that are contingently payable to the persons named above upon their departure from the Bank as a result of the terms and conditions of their employment.

Share Options Granted To Executive Directors And Executive Officers

The following are details of options granted to Executive Directors and Executive Officers in the current financial year:

Name and position	Date options granted	Number of options granted	Option exercise price $	Date first option tranche exercisable (b)
Executive Officers				
A.J. Downe	28 August 2003	80,000	28.74	1 July 2005
N.W. Moore	28 August 2003	100,000	28.74	1 July 2005
W.J. Moss	28 August 2003	82,000	28.74	1 July 2005
W.R. Sheppard	28 August 2003	60,000	28.74	1 July 2005
O. Weiss	28 August 2003	35,000	28.74	1 July 2005

(b) Options are issued subject to the exercise conditions referred to in the notes to the full consolidated financial statements and are only exercisable in three equal tranches on or after 1 July 2005, 1 July 2006 and 1 July 2007. Allocations of these options were in respect of performance for the Bank's 2003 financial year.

The fair value of each option is estimated at the grant date using a trinomial option pricing framework adjusted to take account of option trading period restrictions, vesting timeframes, and where appropriate, vesting restrictions and performance hurdles. The following range of key assumptions have been adopted in valuing options included within the current year remuneration: risk free interest rate: 5.9 - 6.95%, expected life of options: four years, volatility of share price: 18 - 30% and dividend yield: 3.1 - 3.5% p.a.

The full details of the options issued appear in the Annual Report of the year in which they are granted.

The exercise price of the above options granted was based on the weighted average market price of the Bank's shares during the calendar month of June 2003.

There were no options issued to Executive Directors and Non-Executive Directors during the financial year.

2.8 SEGMENT CONTRIBUTIONS

SUMMARY OF SEGMENTS INCLUDING CONTRIBUTIONS TO TOTAL INCOME

Investment Banking 32%

Investment Banking comprises corporate finance, advisory, underwriting, facilitation, broking and real estate/property development.

Asset & Wealth Management 30%

Asset & Wealth Management comprises distribution and manufacture of funds management products.



M&A, advisory and underwriting
Infrastructure, property & other specialist funds
Institutional stockbroking
Retail and traditional funds management and private client broking
Financial products
Commodities
Banking & securitised lending
Equipment and other leasing
Property lending
Other lending
Equity derivatives
FX, futures, treasury & debt markets

Lending 14%

Lending comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas.

Financial Markets 24%

Financial Markets comprises trading in fixed income, equities, currency, commodities and derivative products.

The basis of preparation of this segment information is outlined at the end of this section.

SEGMENT RESULTS

	Asset & Wealth Management $ m	Financial Markets $ m	Investment Banking $ m	Lending $ m	Total $ m
FULL YEAR ENDED 31 MARCH 2004					
Profit and Loss					
Total income	725	574	750	331	2,380
Total expenses	(525)	(380)	(533)	(257)	(1,695)
Profit before income tax	200	194	217	74	685
Income tax expense	(54)	(33)	(54)	(20)	(161)
Profit after income tax	146	161	163	54	524
Balance Sheet					
Total assets	3,092	24,215	6,475	9,989	43,771
Contribution					
% contribution to Group total income	30	24	32	14	100
FULL YEAR ENDED 31 MARCH 2003					
Profit and Loss					
Total income	504	426	608	296	1,834
Total expenses	(396)	(306)	(450)	(222)	(1,374)
Profit before income tax	108	120	158	74	460
Income tax expense	(26)	(23)	(40)	(7)	(96)
Profit after income tax	82	97	118	67	364
Balance Sheet					
Total assets	3,052	16,969	3,679	8,762	32,462
Contribution					
% contribution to Group total income	28	23	33	16	100
HALF YEAR ENDED 31 MARCH 2004					
Profit and Loss					
Total income	328	301	411	164	1,204
Total expenses	(250)	(195)	(281)	(129)	(855)
Profit before income tax	78	106	130	35	349
Income tax expense	(22)	(16)	(36)	(9)	(83)
Profit after income tax	56	90	94	26	266
Contribution					
% contribution to Group total income	27	25	34	14	100
HALF YEAR ENDED 30 SEPTEMBER 2003					
Profit and Loss					
Total income	397	273	339	167	1,176
Total expenses	(275)	(185)	(252)	(128)	(840)
Profit before income tax	122	88	87	39	336
Income tax expense	(32)	(17)	(18)	(11)	(78)
Profit after income tax	90	71	69	28	258
Balance Sheet					
Total assets	3,552	20,008	3,693	9,549	36,802
Contribution					
% contribution to Group total income	34	23	29	14	100

Asset & Wealth Management

Asset and Wealth Management has experienced strong growth in 2004, reporting an increase in profit after income tax of 78% on the prior year, largely due to the increase in base management and performance fee income from infrastructure funds, and performance fee income from the Direct Investment funds. There was increased contribution from FSG, with the Wrap product continuing to grow significantly.

As with prior years, the second half result is lower than first half due to the receipt of performance fees relating to infrastructure funds in the first half of the year.

Financial Markets

The Financial Markets segment profit after income tax has increased 66% on the prior year. The contribution from equity derivatives increased significantly, reflecting increased equity market activity, most notably in Hong Kong. The contribution from the International Trading Desk also improved on the prior year, showing significant growth from the sale of US equity products to Asian investors. International Structuring has also increased its contribution to the segment result.

Foreign Exchange produced strong results, finishing the year well up on both the first half of the year and the prior year. The result was driven by higher market share and turnover, along with outstanding trading performances.

In its first full year of operation the Energy Markets business has developed a broad customer base across the energy sector and made a positive contribution to the segment's result.

The Commodities result includes the profit on disposal of the Bank's interest in East African Gold Mines, however this was offset by the contribution from agricultural commodities which was significantly down on a very strong prior year reflecting lower volatility and liquidity in agricultural commodities markets.

Investment Banking

The Investment Banking segment profit after income tax increased by 38%, primarily due to an increased contribution from institutional stockbroking, driven by improved market share and increased revenues from brokerage and issuance fees.

Merger and acquisition, underwriting and advisory income benefited from improved market conditions and strong advisory and equity capital markets deal flow. However income from these activities were down on a strong prior year.

Financial products and cross border leasing income increased from the prior year as a result of increased transaction activity.

Lending

The Lending segment profit after income tax is down on the prior year, however profit before income tax is in line with prior year. The result for the year to 31 March 2003 benefited from the one-off ability to recognise previously unbooked income tax losses on entry to income tax consolidation and loan losses.

Income growth during the year was offset by expenses associated with the start up of new international lending and leasing businesses.

During the year, the Australian margin loan portfolio grew at twice the industry rate and the Australian mortgage portfolio grew to more than $11.6 billion.

BASIS OF PREPARATION

For internal reporting and risk management purposes, Macquarie is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

3. FINANCIAL INFORMATION

3.1 ACCOUNTING POLICY AND PRESENTATION

CHANGES IN ACCOUNTING TREATMENT

Provisions for Dividends
From 1 April 2003, Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" ("AASB 1044") became operative for the economic entity.

AASB 1044 requires that a provision for dividends is not recognised until the dividend has been declared or publicly recommended by the Directors. In previous financial periods, a provision was recorded as at balance date for dividends that were not declared until the completion of the financial report.

An adjustment of $208 million has been made against the economic entity's retained profits as at 1 April 2003 to reverse the amount provided as at 31 March 2003 for the Bank's 2003 final and special dividends. These provisions were reinstated in May 2003 when the dividends were declared by the Directors.

No provision has been recognised as at 31 March 2004 for the Bank's 2004 final ordinary dividend. This provision will be recorded at the time that the dividend is declared.

The restatements of the provision for ordinary dividends and retained earnings below show the information that would have been disclosed had the new accounting policy always been applied.

	Mar 03 $ m
Provision for Ordinary Dividends	
Previously reported balance at the end of the financial period	208
Adjustment for change in accounting policy	(208)
Restated balance at the end of the financial period	-
Retained Earnings	
Previously reported balance at the end of the financial period	659
Adjustment for change in accounting policy	208
Restated balance at the end of the financial period	867

The Bank's return on equity is derived by expressing the profit after income tax attributable to the Bank's ordinary equity holders as an annualised percentage of the average ordinary equity. The new accounting treatment means that dividends are only provided for between the date of declaration and the date of payment, whereas the Bank has historically provided for dividends throughout the period to which they relate. Therefore average ordinary equity has increased under the new treatment, resulting in a lower return on equity, even where the Bank's underlying performance may not have changed. Had this revised accounting treatment applied to the prior year, average retained earnings for that period would have increased by $70 million. The return on equity for that period would have decreased to 18.0% (from 18.7%). In the Summary Since Listing in section 5, only the return on equity for the years ended 31 March 2003 and 31 March 2004 are presented on this modified basis. Earlier periods have not been restated.

This accounting change only affects the ordinary dividend, although it has not altered the treatment of the provision for ordinary dividends for capital adequacy purposes. The Bank continues to deduct an amount from Tier 1 Capital at each balance date, representing the dividend that it intends to pay for the period then ended, net of the estimated amount which will be retained as equity through shareholder participation in the dividend reinvestment plan. This treatment is demonstrated in note 1 in section 3.8 below.

Apart from this change to the timing of recognition of ordinary dividend provisions, the introduction of AASB 1044 has not had a material impact.

PRESENTATION CHANGES

General Provision for Credit Losses

The Bank's general provision for credit losses has now been presented as a deduction from loan assets, rather than as part of Total Liabilities. This approach provides a better reflection of the nature of this provision, being primarily related to the risk of non-recovery of amounts receivable. Note that this provision was previously reported as the provision for uncertainties.

This has resulted in a restatement of comparatives, although the impact is immaterial. In the Summary Since Listing, Total Assets, Total Liabilities and Total Loan Assets have only been presented on this new basis as at 31 March 2003 and 31 March 2004. Earlier periods have not been restated. Ratios driven off Total Loan Assets in the Summary Since Listing are not measurably impacted by this change.

3.2 ACQUISITION OF CONTROLLED ENTITY

On 8 March 2004, the Bank signed a sale and purchase agreement ("SPA") with ING Bank N.V. to acquire 100% of the ING Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses including some corporate vehicles ("ING Asian Equities Business"). Under the terms of the SPA, the Bank obtained an economic interest in the ING Asian Equities Business that required the consolidation of the business from the SPA signing date. Therefore, the operating results of the ING Asian Equities Business have been included in the Statement of Financial Performance from that date. The completion date of the transaction will not be earlier than 31 May 2004.

Note that Macquarie assumed economic benefit from 1 March 2004.

ING International Holdings Limited was purchased for an estimated cost of $145 million excluding transaction costs.

3.3 DETAILED PROFIT AND LOSS INFORMATION

		Half year to			Full year to		
		Mar 04	Sep 03	Mov't	Mar 04	Mar 03	Mov't
	Note	$ m	$ m	%	$ m	$ m	%
Interest income		684	551	*24*	1,235	1,074	*15*
Interest expense	6	(523)	(408)	*28*	(931)	(800)	*16*
Net interest income	6	161	143	*13*	304	274	*11*
Fee and commission income	1	805	844	*(5)*	1,649	1,370	*20*
Fee and commission expense		(192)	(139)	*38*	(331)	(254)	*30*
Net fee and commission income		613	705	*(13)*	1,318	1,116	*18*
Trading income		337	225	*50*	562	402	*40*
Other income	6	148	126	*17*	274	111	*146*
Other expenses		(55)	(23)	*139*	(78)	(69)	*13*
Net other income	6	93	103	*(10)*	196	42	*367*
Total income	6	1,204	1,176	*2*	2,380	1,834	*30*
Employment expenses	2,6	(618)	(617)	-	(1,235)	(967)	*28*
Occupancy expenses	3	(46)	(45)	*2*	(91)	(92)	*(1)*
Non-salary technology expenses	4	(60)	(45)	*33*	(105)	(84)	*25*
Professional fees, travel and communication expenses	5	(81)	(66)	*23*	(147)	(129)	*14*
Other operating expenses	6	(50)	(67)	*(25)*	(117)	(102)	*15*
Total expenses	6	(855)	(840)	*2*	(1,695)	(1,374)	*23*
Profit before income tax		349	336	*4*	685	460	*49*
Income tax expense	sec 3.4	(83)	(78)	*6*	(161)	(96)	*68*
Profit after income tax		266	258	*3*	524	364	*44*
Profit after income tax attributable to outside equity interests		-	(3)	*(100)*	(3)	(3)	-
Profit after income tax attributable to MBL equity holders		266	255	*4*	521	361	*44*
Distributions paid/provided on Macquarie Income Securities		(14)	(13)	*8*	(27)	(28)	*(4)*
Profit after income tax attributable to MBL ordinary equity holders		252	242	*4*	494	333	*48*

The notes supporting this detailed Profit & Loss Statement follow below.

The detailed Balance Sheet with supporting notes is set out in section 3.6.

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*	$ m	$ m	*%*
1. FEE AND COMMISSION INCOME						
Fee and commission income	790	830	*(5)*	1,620	1,342	*21*
Income from life insurance business						
- investment revenue and management fees	130	130	-	260	26	*900*
- life insurance claims and changes in policy liabilities	(113)	(112)	*1*	(225)	8	*large*
- direct fees	(2)	(4)	*(50)*	(6)	(6)	-
Total fee and commission income	805	844	*(5)*	1,649	1,370	*20*
2. EMPLOYMENT EXPENSES						
Salary, salary-related costs, superannuation, performance-related profit share and staff training	(617)	(609)	*1*	(1,226)	(961)	*28*
Provision for annual leave	-	(5)	*(100)*	(5)	(3)	*67*
Provision for long service leave	(1)	(3)	*(67)*	(4)	(3)	*33*
Total employment expenses	(618)	(617)	-	(1,235)	(967)	*28*
3. OCCUPANCY EXPENSES						
Operating lease rental	(34)	(34)	-	(68)	(66)	*3*
Depreciation: furniture, fittings and leasehold improvements	(7)	(6)	*17*	(13)	(15)	*(13)*
Other occupancy expenses	(5)	(5)	-	(10)	(11)	*(9)*
Total occupancy expenses	(46)	(45)	*2*	(91)	(92)	*(1)*
4. NON-SALARY TECHNOLOGY EXPENSES						
Information services	(17)	(15)	*13*	(32)	(32)	-
Depreciation: computer equipment and software	(29)	(17)	*71*	(46)	(31)	*48*
Other non-salary technology expenses	(14)	(13)	*8*	(27)	(21)	*29*
Total non-salary technology expenses	(60)	(45)	*33*	(105)	(84)	*25*
5. PROFESSIONAL FEES, TRAVEL AND COMMUNICATION EXPENSES						
Professional fees	(42)	(35)	*20*	(77)	(67)	*15*
Travel expenses	(23)	(17)	*35*	(40)	(36)	*11*
Communication expenses	(9)	(9)	-	(18)	(16)	*13*
Depreciation: communication equipment	(3)	(2)	*50*	(5)	(4)	*25*
Auditors' remuneration*	(4)	(3)	*33*	(7)	(6)	*17*
Total professional fees, travel and communication expenses	(81)	(66)	*23*	(147)	(129)	*14*

* Includes remuneration for audit and other services.

6. INFRASTRUCTURE ASSETS HELD FOR RESALE

The results for both the 2003 and 2004 years have been adjusted, as explained in notes 3 and 8 in section 2.6, to reclassify income and expenses related to infrastructure assets held for resale.

3.4 INCOME TAX EXPENSE

Prima facie income tax on profit before income tax is reconciled to the income tax expense charged in the Profit and Loss as follows:

	Half year to			Full year to		
	Mar 04	Sep 03	*Mov't*	Mar 04	Mar 03	*Mov't*
	$ m	$ m	%	$ m	%	%
Profit before income tax	349	336	*4*	685	460	*49*
Prima facie income tax expense (at 30%)	(104)	(101)	*3*	(205)	(138)	*49*
Add/(deduct) tax effect of permanent differences:						
Recoupment of group tax losses	-	-	*n/a*	-	18	*(100)*
Rate differential on offshore income	15	13	*15*	28	13	*115*
Distribution paid/provided on Macquarie Income Securities	4	4	-	8	8	-
Net effect of different tax rates for life insurance business	2	2	-	4	3	*33*
Dividend paid/provided on Converting Preference Shares	-	(2)	*(100)*	(2)	(4)	*(50)*
Other items	-	6	*(100)*	6	4	*50*
Total income tax expense	(83)	(78)	*6*	(161)	(96)	*68*
Effective tax rate (refer Glossary)	24.8%	24.1%		24.5%	22.2%	

From 1 October 2002, pursuant to a resolution of the Bank, the economic entity's Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly-owned controlled entities of the Bank formed a Tax Consolidated Group ("the TC Group") from that date. The Bank is the Head Entity of the TC Group. As a consequence and from that date, the relevant controlled entities are no longer liable to make income tax payments and will not recognise any tax balances. Payments made by the relevant TC Group entities in respect of the period are shown as payments of the Bank. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all tax liabilities incurred in respect of their activities and reimburses each controlled entity for tax assets received.

Should the Bank be in default of its obligations, or a default is probable, under the tax consolidation legislation, any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

The Australian Tax Office ("ATO") audit of the economic entity was settled during the financial year. The settlement was met from existing tax provisions and did not impact the 2004 financial results.

The ATO is currently reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections have been lodged. Details of the amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

In relation to Macquarie Income Securities, the ATO has issued a public ruling suggesting that deductions for payments on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available thereon. An objection has been lodged and has been disallowed. The Federal Court is expected to hear the appeal in mid 2004.

3.5 EARNINGS PER SHARE

	Half year to Mar 04 cents	Half year to Sep 03 cents	Mov't %	Full year to Mar 04 cents	Full year to Mar 03 cents	Mov't %
Basic earnings per share	116.8	116.2	*1*	233.0	164.8	*41*
Diluted earnings per share	114.6	114.4	-	229.3	163.1	*41*

Earnings	$ m	$ m	%	$ m	$ m	%
Profit after income tax attributable to MBL ordinary equity holders	252	242	*4*	494	333	*48*
Interest saving from conversion of Converting Preference Shares	-	5	*(100)*	5	11	*(55)*
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	-	-	-	-	1	*(100)*
Total earnings used in the calculation of diluted earnings per share	252	247	*2*	499	345	*45*

Earnings, for the purpose of the **basic earnings per share** calculation is the Bank's profit after income tax attributable to its ordinary equity holders.

The only sources of dilutive potential ordinary shares for the Bank are:

- share options issued to senior staff in accordance with the Employee Option Plan; and
- the Converting Preference Shares that were converted to ordinary shares on 25 September 2003, as explained in section 1.7 above.

The Macquarie Income Securities are not convertible to ordinary shares and do not impact the calculation of diluted earnings per share.

The employee options are deemed to have no impact on diluted earnings, however they do have an impact on the weighted average number of shares used in the calculation of diluted earnings per share, as explained later in this section.

In calculating **diluted earnings per share**, two adjustments are applied to the earnings amount used in the calculation of basic earnings per share (both of these adjustments relate to the Converting Preference Shares):

- The reduction in interest expense that would occur if the Converting Preference Shares were converted to ordinary shares is added back (based on the fixed dividend rate of 7.38% for the proportion of the period for which the CPS were on issue). There is no income tax expense applicable to this adjustment as the interest expense is non-deductible.
- Any non-discretionary adjustments to earnings that might arise if the Converting Preference Shares were converted to ordinary shares are also made, net of any applicable adjustments to the income tax expense.

Weighted Average Number of Shares	Number of shares		Mov't %	Number of shares		Mov't %
Fully paid ordinary shares	215,713,144	208,287,427	*4*	212,000,285	202,014,367	*5*
Dilutive Potential Ordinary Shares:						
Converting Preference Shares	-	4,698,059	*(100)*	2,349,029	6,500,512	*(64)*
Options	4,198,964	2,872,425	*46*	3,263,375	3,063,783	*7*
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	219,912,108	215,857,911	*2*	217,612,689	211,578,662	*3*

Fully Paid Ordinary Shares

Summary of movements in number of shares

The weighted average number of ordinary shares used in the calculation of basic earnings per share is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

	Half year to Mar 04		Half year to Sep 03		Full year to Mar 04		Full year to Mar 03	
	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number	Total Number	Time-Weighted Number
Opening balance	217,567,485	217,567,485	204,498,144	204,498,144	204,498,144	204,498,144	198,499,828	198,499,828
Shares issued pursuant to:								
Exercise of options	1,793,708	855,269	4,659,498	1,692,840	6,453,206	3,603,802	3,036,064	1,903,715
Dividend Reinvestment Plan	1,020,072	579,714	3,908,671	1,943,656	4,928,743	3,216,020	2,912,586	1,600,755
Employee Share Plan	36,192	14,437	-	-	36,192	7,219	49,666	10,069
Conversion of CPS	-	-	4,857,315	159,256	4,857,315	2,508,286	-	-
Buyback of shares	(4,501,172)	(3,303,761)	(356,143)	(6,469)	(4,857,315)	(1,833,186)	-	-
Closing balance	215,916,285	215,713,144	217,567,485	208,287,427	215,916,285	212,000,285	204,498,144	202,014,367

Potential Ordinary Shares

Converting Preference Shares

For the period for which they were on issue, the Converting Preference Shares were treated as dilutive potential ordinary shares for the purpose of calculating diluted earnings per share. On 25 September 2003, the Converting Preference Shares were converted to 4,857,315 fully paid ordinary shares based on a conversion price of $32.50 less the 5% conversion discount. For the portion of the year to 31 March 2004 for which they were on issue, these new shares have been included in the weighted average number of shares used in calculating basic earnings per share above, amounting to 2,508,286 shares in weighted terms. The balance of 2,349,029 represents the potential dilutive impact of the Converting Preference Shares for the period prior to conversion.

Options

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted earnings per share, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted earnings per share. Their impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds. Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component - this is ignored in calculating diluted earnings per share; and

- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted earnings per share.

The table below breaks out the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

Summary of Dilutive Impact of Options (Time-Weighted)

	Full year to	
	Mar 04 Number	Mar 03 Number
Dilutive Options		
Dilutive component (no consideration)	3,263,375	1,626,356
Non-dilutive component (average market price)	15,997,973	9,377,246
Total number of dilutive options (time-weighted)	19,261,348	11,003,602
Non-dilutive options	6,408,950	14,240,580
Total number of options (time-weighted)	25,670,298	25,244,182
	$	$
Average market price for period (used in assessing whether an option is dilutive)	31.42	22.55

A detailed reconciliation of movements in options on issue over the year ended 31 March 2004 is included below.

Reconciliation of Movements in Options on Issue –Year Ended 31 March 2004

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
12 June 2003	$14.89	50,000	-	(50,000)	-	-	9,563	5,031
21 August 2003	$14.47	28,334	-	(28,334)	-	-	7,484	4,038
28 August 2003	$14.29	1,019,102	-	(1,019,102)	-	-	319,870	174,402
18 September 2003	$14.59	5,668	-	(5,668)	-	-	883	473
25 September 2003	$14.62	11,336	-	(11,336)	-	-	1,734	927
1 October 2003	$28.74	-	81,875	-	(9,000)	72,875	38,290	3,269
6 November 2003	$14.48	5,667	-	(5,667)	-	-	1,672	902
11 November 2003	$13.50	11,334	-	(11,334)	-	-	3,329	1,899
24 November 2003	$14.54	11,334	-	(11,334)	-	-	4,583	2,462
26 November 2003	$13.40	36,834	-	(36,834)	-	-	12,982	7,446
2 December 2003	$12.25	17,000	-	(17,000)	-	-	11,333	6,915
4 December 2003	$14.65	17,000	-	(17,000)	-	-	6,596	3,521
6 December 2003	$12.73	5,667	-	(5,667)	-	-	1,409	838
7 December 2003	$15.23	14,167	-	(14,167)	-	-	2,477	1,277
12 February 2004	$15.06	11,334	-	(11,334)	-	-	8,815	4,590
15 February 2004	$13.32	28,334	-	(28,334)	-	-	4,413	2,542
23 February 2004	$14.18	17,001	-	(17,001)	-	-	5,512	3,025
25 February 2004	$15.60	17,000	-	(17,000)	-	-	2,740	1,380
31 March 2004	$18.89	112,500	-	(112,500)	-	-	17,746	7,078
23 April 2004	$14.46	5,668	-	(5,668)	-	-	2,261	1,221
27 April 2004	$14.36	126,002	-	(126,002)	-	-	91,763	49,828
28 April 2004	$17.07	11,500	-	(11,500)	-	-	5,186	2,369
30 April 2004	$17.29	10,000	-	(10,000)	-	-	3,607	1,622
11 May 2004	$16.82	11,334	-	(11,334)	-	-	7,993	3,715
4 June 2004	$17.33	20,000	-	(20,000)	-	-	13,770	6,176
8 June 2004	$14.52	5,668	-	-	-	5,668	5,668	3,049
25 June 2004	$17.11	5,668	-	(5,668)	-	-	1,022	466
28 June 2004	$14.48	14,168	-	(14,168)	-	-	1,858	1,002
13 August 2004	$18.51	4,394,246	-	(2,811,567)	-	1,582,679	2,848,036	1,170,343
16 August 2004	$19.07	5,000	-	(5,000)	-	-	2,036	800
17 August 2004	$18.44	53,334	-	(53,334)	-	-	19,235	7,947
18 August 2004	$14.36	17,000	-	(17,000)	-	-	6,781	3,682
19 August 2004	$19.00	25,000	-	(22,000)	-	3,000	12,213	4,828
23 August 2004	$18.08	10,000	-	(10,000)	-	-	9,071	3,852
25 August 2004	$19.09	10,000	-	-	-	10,000	10,000	3,925
26 August 2004	$17.92	10,000	-	(10,000)	-	-	3,689	1,585
30 August 2004	$17.82	25,000	-	(25,000)	-	-	8,607	3,726
31 August 2004	$18.51	424,366	-	(323,090)	(14,938)	86,338	233,080	95,779
6 September 2004	$18.14	10,000	-	(5,000)	-	5,000	6,462	2,731
7 September 2004	$18.08	50,000	-	(50,000)	-	-	21,209	9,006
24 September 2004	$18.51	16,375	-	(6,375)	-	10,000	12,195	5,011

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
27 September 2004	$18.51	37,500	-	(3,332)	-	34,168	34,805	14,303
11 October 2004	$18.51	5,000	-	-	-	5,000	5,000	2,055
9 November 2004	$18.86	5,000	-	-	-	5,000	5,000	1,999
25 November 2004	$18.51	17,500	-	(3,332)	-	14,168	14,605	6,002
29 November 2004	$20.29	62,500	-	(40,000)	-	22,500	39,392	13,956
1 December 2004	$18.51	3,334	-	(3,334)	-	-	1,148	472
7 December 2004	$20.01	1,668	-	-	-	1,668	1,668	606
9 December 2004	$20.18	5,000	-	-	-	5,000	5,000	1,789
10 December 2004	$19.52	10,000	-	(5,000)	-	5,000	6,066	2,298
20 January 2005	$20.18	33,334	-	(33,334)	-	-	14,390	5,149
21 January 2005	$18.51	19,500	-	(19,500)	-	-	7,086	2,912
24 January 2005	$19.97	17,500	-	(5,000)	-	12,500	15,792	5,756
25 January 2005	$20.05	5,000	-	(5,000)	-	-	2,273	823
28 January 2005	$23.22	21,775	-	(21,775)	-	-	12,068	3,150
10 February 2005	$20.05	100,000	-	(100,000)	-	-	64,754	23,436
6 March 2005	$18.51	22,500	-	(22,500)	-	-	10,657	4,379
21 March 2005	$21.16	5,000	-	(5,000)	-	-	2,774	906
22 March 2005	$24.14	5,000	-	(3,332)	-	1,668	2,952	684
24 March 2005	$24.56	5,000	-	-	-	5,000	5,000	1,092
27 March 2005	$24.44	5,000	-	(2,500)	-	2,500	4,146	921
28 March 2005	$23.76	32,500	-	-	-	32,500	32,500	7,925
21 July 2005	$23.94	3,497,521	-	(966,053)	(43,576)	2,487,892	3,023,858	720,051
1 August 2005	$20.14	3,334	-	(3,334)	-	-	1,635	587
2 August 2005	$23.94	50,000	-	-	-	50,000	50,000	11,906
3 August 2005	$18.51	13,334	-	(11,666)	-	1,668	7,296	2,998
5 August 2005	$24.29	5,000	-	-	-	5,000	5,000	1,135
7 August 2005	$24.69	30,000	-	(20,000)	-	10,000	17,650	3,782
8 August 2005	$23.94	12,083	-	-	-	12,083	12,083	2,877
9 August 2005	$24.12	5,000	-	(4,069)	(931)	-	3,661	851
10 August 2005	$25.71	5,000	-	(3,332)	(1,668)	-	3,142	571
11 August 2005	$23.94	103,100	-	(37,443)	-	65,657	87,876	20,925
13 August 2005	$23.06	5,000	-	(3,332)	-	1,668	2,970	790
14 August 2005	$24.16	12,500	-	(4,000)	-	8,500	10,637	2,458
15 August 2005	$24.24	5,000	-	(3,300)	-	1,700	2,597	594
17 August 2005	$23.63	5,000	-	-	-	5,000	5,000	1,240
18 August 2005	$23.76	5,000	-	-	-	5,000	5,000	1,219
19 August 2005	$24.43	12,500	-	-	-	12,500	12,500	2,782
20 August 2005	$24.04	5,000	-	-	-	5,000	5,000	1,175
22 August 2005	$23.02	12,500	-	(8,332)	(4,168)	-	10,587	2,831
24 August 2005	$24.56	17,500	-	(11,664)	-	5,836	7,520	1,642
25 August 2005	$25.37	5,000	-	(3,300)	-	1,700	2,971	572
26 August 2005	$25.65	5,000	-	(3,332)	-	1,668	3,962	728
30 August 2005	$23.94	119,098	-	(15,090)	(1,668)	102,340	114,222	27,199

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
28 September 2005	$25.59	5,000	-	-	-	5,000	5,000	928
29 September 2005	$25.85	5,000	-	(3,332)	-	1,668	3,789	672
11 October 2005	$20.18	3,334	-	(3,334)	-	-	1,690	605
13 October 2005	$24.36	12,500	-	(8,332)	-	4,168	11,726	2,635
14 October 2005	$25.59	10,000	-	-	-	10,000	10,000	1,856
15 October 2005	$26.12	12,500	-	-	-	12,500	12,500	2,109
11 December 2005	$27.56	5,000	-	(3,332)	-	1,668	4,690	577
12 December 2005	$26.57	17,500	-	(11,666)	-	5,834	13,261	2,048
22 December 2005	$24.24	5,000	-	(3,332)	-	1,668	3,989	912
27 December 2005	$26.45	5,000	-	-	-	5,000	5,000	791
28 December 2005	$27.63	5,000	-	-	-	5,000	5,000	603
29 December 2005	$26.32	12,500	-	-	-	12,500	12,500	2,030
2 January 2006	$27.28	32,500	-	(25,624)	(6,876)	-	13,450	1,773
3 January 2006	$27.86	5,000	-	-	-	5,000	5,000	567
5 January 2006	$27.71	5,000	-	-	-	5,000	5,000	591
8 January 2006	$26.95	5,000	-	(1,666)	-	3,334	4,445	633
9 January 2006	$27.97	20,000	-	(6,666)	(13,334)	-	11,184	1,229
11 January 2006	$27.15	5,207	-	-	(5,207)	-	839	114
12 January 2006	$27.93	5,000	-	-	-	5,000	5,000	556
16 January 2006	$27.46	12,500	-	-	-	12,500	12,500	1,576
17 January 2006	$27.71	5,000	-	(3,332)	-	1,668	3,862	456
18 January 2006	$27.71	12,500	-	-	-	12,500	12,500	1,477
19 January 2006	$28.29	12,500	-	-	-	12,500	12,500	1,246
23 January 2006	$28.51	4,166	-	-	(4,166)	-	740	69
30 January 2006	$27.83	5,000	-	-	-	5,000	5,000	572
31 January 2006	$27.71	5,000	-	(3,332)	(1,668)	-	2,969	351
1 February 2006	$27.98	100,000	-	-	-	100,000	100,000	10,955
2 February 2006	$27.71	10,000	-	(3,332)	-	6,668	8,908	1,052
26 February 2006	$18.51	12,500	-	-	-	12,500	12,500	5,137
27 February 2006	$28.39	5,000	-	-	-	5,000	5,000	483
20 March 2006	$28.19	5,000	-	-	-	5,000	5,000	514
2 April 2006	$28.00	5,000	-	-	-	5,000	5,000	545
17 April 2006	$27.04	12,500	-	-	-	12,500	12,500	1,743
19 April 2006	$28.55	5,000	-	-	-	5,000	5,000	457
20 April 2006	$28.05	12,500	-	-	-	12,500	12,500	1,342
23 April 2006	$28.50	5,000	-	(1,666)	-	3,334	4,431	412
24 April 2006	$26.85	5,000	-	-	-	5,000	5,000	728
28 May 2006	$27.60	5,000	-	-	-	5,000	5,000	608
29 May 2006	$27.77	5,000	-	-	-	5,000	5,000	581
6 June 2006	$27.53	5,000	-	-	-	5,000	5,000	619
15 June 2006	$27.58	5,000	-	(1,666)	-	3,334	4,490	549
24 July 2006	$28.19	5,000	-	-	-	5,000	5,000	514
27 July 2006	$29.72	5,000	-	-	-	5,000	5,000	271
31 July 2006	$28.15	5,000	-	-	-	5,000	5,000	521

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
1 August 2006	$28.46	5,000	-	(1,666)	-	3,334	4,395	414
2 August 2006	$34.71	4,466,676	-	(3,332)	(237,618)	4,225,726	4,356,869	-
3 August 2006	$30.25	5,000	-	-	-	5,000	5,000	187
7 August 2006	$28.21	5,000	-	-	-	5,000	5,000	511
9 August 2006	$29.50	10,000	-	-	-	10,000	10,000	612
13 August 2006	$29.35	5,000	-	(1,666)	-	3,334	4,403	290
27 August 2006	$35.99	5,000	-	-	(3,334)	1,666	3,670	-
28 August 2006	$34.71	5,000	-	-	-	5,000	5,000	-
29 August 2006	$35.41	5,000	-	-	-	5,000	5,000	-
30 August 2006	$27.57	12,500	-	(4,166)	(8,334)	-	6,432	789
31 August 2006	$34.71	739,806	-	-	(45,242)	694,564	712,118	-
3 September 2006	$34.82	5,000	-	-	-	5,000	5,000	-
4 September 2006	$27.60	5,000	-	-	-	5,000	5,000	608
5 September 2006	$31.48	25,000	-	-	(8,334)	16,666	24,135	-
6 September 2006	$33.95	5,000	-	-	(5,000)	-	1,193	-
20 September 2006	$28.19	20,000	-	-	-	20,000	20,000	2,057
21 September 2006	$32.20	12,500	-	-	-	12,500	12,500	-
24 September 2006	$36.66	12,500	-	-	-	12,500	12,500	-
25 September 2006	$36.48	12,500	-	-	-	12,500	12,500	-
26 September 2006	$35.95	12,500	-	-	-	12,500	12,500	-
27 September 2006	$33.01	10,000	-	-	-	10,000	10,000	-
28 September 2006	$34.71	251,200	-	-	(17,001)	234,199	245,505	-
1 October 2006	$35.93	5,000	-	-	-	5,000	5,000	-
3 October 2006	$36.47	3,768	-	-	(3,768)	-	1,534	-
8 October 2006	$29.72	5,000	-	-	-	5,000	5,000	271
9 October 2006	$37.52	5,000	-	-	-	5,000	5,000	-
12 October 2006	$36.68	5,000	-	-	-	5,000	5,000	-
15 October 2006	$28.39	5,000	-	-	-	5,000	5,000	483
29 October 2006	$37.75	12,500	-	-	-	12,500	12,500	-
30 October 2006	$37.05	12,500	-	-	-	12,500	12,500	-
31 October 2006	$37.26	5,000	-	-	-	5,000	5,000	-
7 November 2006	$37.94	5,000	-	-	-	5,000	5,000	-
13 November 2006	$36.85	5,000	-	-	-	5,000	5,000	-
14 November 2006	$36.86	5,000	-	-	-	5,000	5,000	-
16 November 2006	$35.71	5,000	-	-	-	5,000	5,000	-
22 November 2006	$37.58	32,500	-	-	-	32,500	32,500	-
26 November 2006	$36.84	12,500	-	-	-	12,500	12,500	-
3 December 2006	$36.05	5,000	-	-	-	5,000	5,000	-
5 December 2006	$35.71	5,000	-	-	-	5,000	5,000	-
10 December 2006	$36.36	12,500	-	-	-	12,500	12,500	-
20 December 2006	$37.55	5,000	-	-	-	5,000	5,000	-
25 January 2007	$37.67	12,500	-	-	-	12,500	12,500	-
4 February 2007	$37.47	5,000	-	-	-	5,000	5,000	-
12 March 2007	$36.08	5,000	-	-	-	5,000	5,000	-

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
13 March 2007	$36.54	17,500	-	-	-	17,500	17,500	-
14 March 2007	$36.34	10,000	-	-	-	10,000	10,000	-
15 March 2007	$35.24	5,000	-	-	-	5,000	5,000	-
18 March 2007	$37.52	5,000	-	-	(5,000)	-	1,626	-
19 March 2007	$36.85	5,000	-	-	-	5,000	5,000	-
20 March 2007	$35.15	5,000	-	-	-	5,000	5,000	-
21 March 2007	$36.39	5,000	-	-	(5,000)	-	1,571	-
22 March 2007	$36.85	5,000	-	-	-	5,000	5,000	-
25 March 2007	$36.67	5,000	-	-	-	5,000	5,000	-
26 March 2007	$36.68	5,000	-	-	-	5,000	5,000	-
27 March 2007	$36.55	32,500	-	-	-	32,500	32,500	-
1 April 2007	$36.34	12,500	-	-	-	12,500	12,500	-
2 April 2007	$37.52	5,000	-	-	(5,000)	-	2,896	-
3 April 2007	$34.82	12,500	-	-	-	12,500	12,500	-
4 April 2007	$35.99	12,500	-	-	-	12,500	12,500	-
5 April 2007	$35.22	5,000	-	-	-	5,000	5,000	-
8 April 2007	$35.59	5,000	-	-	-	5,000	5,000	-
9 April 2007	$37.35	5,000	-	-	-	5,000	5,000	-
10 April 2007	$36.67	5,000	-	-	-	5,000	5,000	-
18 April 2007	$36.95	5,000	-	-	-	5,000	5,000	-
23 May 2007	$33.16	5,000	-	-	-	5,000	5,000	-
24 May 2007	$35.31	5,000	-	-	-	5,000	5,000	-
27 May 2007	$32.93	12,500	-	(3,565)	(8,935)	-	6,916	-
28 May 2007	$32.76	5,000	-	-	-	5,000	5,000	-
29 May 2007	$33.12	5,000	-	-	-	5,000	5,000	-
4 July 2007	$33.54	45,000	-	-	-	45,000	45,000	-
5 July 2007	$33.45	5,000	-	-	-	5,000	5,000	-
8 July 2007	$33.05	12,500	-	-	-	12,500	12,500	-
9 July 2007	$33.37	12,500	-	-	(12,500)	-	4,850	-
10 July 2007	$36.00	5,000	-	-	-	5,000	5,000	-
12 July 2007	$33.20	12,500	-	-	-	12,500	12,500	-
15 July 2007	$33.19	5,000	-	-	(5,000)	-	3,525	-
19 July 2007	$33.19	5,000	-	-	-	5,000	5,000	-
22 July 2007	$33.06	12,500	-	-	-	12,500	12,500	-
23 July 2007	$32.47	5,000	-	-	-	5,000	5,000	-
1 August 2007	$30.51	5,382,191	-	(22,307)	(215,009)	5,144,875	5,275,203	153,175
1 August 2007	$30.51	-	2,900	-	-	2,900	460	13
23 August 2007	$33.45	5,000	-	-	-	5,000	5,000	-
26 August 2007	$31.54	17,500	-	-	-	17,500	17,500	-
27 August 2007	$32.77	5,000	-	-	-	5,000	5,000	-
28 August 2007	$33.06	5,000	-	-	-	5,000	5,000	-
29 August 2007	$33.10	12,500	-	-	-	12,500	12,500	-
30 August 2007	$30.51	946,509	-	(2,211)	(28,148)	916,150	929,819	26,999
2 September 2007	$31.49	5,000	-	-	-	5,000	5,000	-

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
3 September 2007	$32.90	12,500	-	-	-	12,500	12,500	-
5 September 2007	$31.28	5,000	-	-	-	5,000	5,000	23
6 September 2007	$30.51	20,000	-	-	-	20,000	20,000	581
10 October 2007	$30.51	5,000	-	-	(3,463)	1,537	4,016	117
11 October 2007	$30.51	228,326	-	-	(8,426)	219,900	225,850	6,558
14 October 2007	$33.20	5,000	-	-	-	5,000	5,000	-
15 October 2007	$26.45	20,000	-	-	-	20,000	20,000	3,165
16 October 2007	$37.43	5,000	-	-	-	5,000	5,000	-
21 October 2007	$31.28	5,000	-	-	-	5,000	5,000	23
24 October 2007	$25.04	5,000	-	-	-	5,000	5,000	1,016
25 October 2007	$24.60	5,000	-	-	(5,000)	-	4,153	902
28 October 2007	$24.48	5,000	-	-	-	5,000	5,000	1,105
5 November 2007	$24.57	5,000	-	-	(3,719)	1,281	4,705	1,026
20 November 2007	$30.51	17,300	-	-	-	17,300	17,300	502
29 November 2007	$33.20	5,000	-	-	-	5,000	5,000	-
24 December 2007	$30.51	311,000	-	-	(18,200)	292,800	304,888	8,853
27 December 2007	$27.18	12,500	-	-	-	12,500	12,500	1,688
30 December 2007	$31.54	25,000	-	-	-	25,000	25,000	-
2 January 2008	$26.45	5,000	-	-	-	5,000	5,000	791
3 January 2008	$31.56	12,500	-	-	-	12,500	12,500	-
24 January 2008	$23.48	5,000	-	-	-	5,000	5,000	1,264
28 January 2008	$22.22	12,500	-	-	(12,500)	-	9,358	2,741
3 February 2008	$21.66	12,500	-	-	-	12,500	12,500	3,884
4 February 2008	$30.22	5,000	-	-	-	5,000	5,000	191
6 February 2008	$22.42	5,000	-	-	-	5,000	5,000	1,432
10 February 2008	$20.44	5,000	-	-	-	5,000	5,000	1,748
11 February 2008	$21.08	5,000	-	-	(5,000)	-	4,426	1,457
12 February 2008	$23.03	5,000	-	-	-	5,000	5,000	1,335
13 February 2008	$20.50	5,000	-	-	-	5,000	5,000	1,738
14 February 2008	$20.96	5,000	-	-	(5,000)	-	4,440	1,478
19 February 2008	$22.76	5,000	-	-	-	5,000	5,000	1,378
3 March 2008	$25.93	5,000	-	-	(5,000)	-	3,743	654
4 March 2008	$21.54	5,000	-	-	-	5,000	5,000	1,573
5 March 2008	$23.82	5,000	-	-	-	5,000	5,000	1,210
6 March 2008	$22.22	3,000	-	-	-	3,000	3,000	879
7 March 2008	$25.23	5,000	-	-	-	5,000	5,000	985
10 March 2008	$23.55	12,500	-	-	(12,500)	-	12,466	3,123
12 March 2008	$23.82	5,000	-	-	-	5,000	5,000	1,210
13 March 2008	$21.23	5,000	-	-	-	5,000	5,000	1,622
14 March 2008	$25.82	32,500	-	-	-	32,500	32,500	5,795
17 March 2008	$20.57	12,500	-	-	-	12,500	12,500	4,317
24 March 2008	$25.23	12,500	-	-	-	12,500	12,500	2,463
1 April 2008	$25.15	-	32,500	-	-	32,500	32,500	6,488
2 April 2008	$25.68	-	12,500	-	-	12,500	12,466	2,278

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
22 April 2008	$24.20	-	32,500	-	-	32,500	30,635	7,041
23 April 2008	$25.94	-	5,000	-	-	5,000	4,699	820
24 April 2008	$24.20	-	12,500	-	-	12,500	11,714	2,693
28 April 2008	$24.27	-	12,500	-	-	12,500	11,578	2,635
6 May 2008	$24.67	-	12,500	-	-	12,500	11,305	2,429
7 May 2008	$24.85	-	5,000	-	-	5,000	4,508	943
8 May 2008	$24.40	-	5,000	-	-	5,000	4,495	1,004
8 May 2008	$24.71	-	5,000	-	-	5,000	4,495	960
12 May 2008	$27.74	-	5,000	-	(5,000)	-	2,158	253
13 May 2008	$25.92	-	12,500	-	-	12,500	11,066	1,938
22 May 2008	$24.58	-	32,500	-	-	32,500	27,971	6,091
23 May 2008	$24.22	-	5,000	-	-	5,000	4,290	983
26 May 2008	$24.25	-	5,000	-	-	5,000	4,249	970
28 May 2008	$21.12	-	5,000	-	-	5,000	4,221	1,384
25 June 2008	$33.43	-	5,000	-	-	5,000	3,839	-
14 July 2008	$24.98	-	5,000	-	-	5,000	3,579	734
16 July 2008	$24.98	-	5,000	-	-	5,000	3,552	728
17 July 2008	$24.93	-	12,500	-	-	12,500	8,846	1,828
27 July 2008	$24.49	-	5,000	-	-	5,000	3,402	750
28 July 2008	$25.00	-	5,000	-	-	5,000	3,388	692
31 July 2008	$26.05	-	5,000	-	-	5,000	3,347	572
1 August 2008	$26.51	-	12,500	-	-	12,500	8,333	1,303
4 August 2008	$26.21	-	5,000	-	-	5,000	3,292	546
19 August 2008	$24.42	-	12,500	-	-	12,500	7,719	1,720
20 August 2008	$28.99	-	5,000	-	-	5,000	3,074	238
21 August 2008	$29.06	-	12,500	-	-	12,500	7,650	575
22 August 2008	$28.02	-	5,000	-	-	5,000	3,046	330
23 August 2008	$28.93	-	5,000	-	-	5,000	3,033	241
26 August 2008	$29.00	-	5,000	-	-	5,000	2,992	231
28 August 2008	$28.74	-	6,609,009	(177)	(144,009)	6,464,823	3,882,175	331,406
1 September 2008	$26.84	-	5,000	-	-	5,000	2,910	424
2 September 2008	$28.41	-	12,500	-	-	12,500	7,240	694
15 September 2008	$29.46	-	5,000	-	-	5,000	2,719	170
16 September 2008	$29.46	-	5,000	-	-	5,000	2,705	169
17 September 2008	$24.17	-	5,000	-	-	5,000	2,691	621
22 September 2008	$24.54	-	12,500	-	-	12,500	6,557	1,436
24 September 2008	$28.74	-	814,053	-	(23,302)	790,751	418,085	35,690
26 September 2008	$28.74	-	12,500	-	-	12,500	6,421	548
29 September 2008	$29.04	-	5,000	-	-	5,000	2,527	192
30 September 2008	$29.96	-	5,000	-	-	5,000	2,514	117
2 October 2008	$29.46	-	5,000	-	-	5,000	2,486	155
8 October 2008	$24.53	-	12,500	-	-	12,500	6,011	1,318
9 October 2008	$29.11	-	5,000	-	-	5,000	2,391	176
12 October 2008	$30.26	-	32,500	-	-	32,500	15,273	565

Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2003	Movements during the year			Balance as at 31 March 2004	Time-Weighted	
			Options Issued	Options Exercised	Options Lapsed		Total	Dilutive Component
13 October 2008	$28.64	-	12,500	-	-	12,500	5,840	517
20 October 2008	$24.28	-	12,500	-	-	12,500	5,601	1,273
21 October 2008	$32.82	-	5,000	-	-	5,000	2,227	-
22 October 2008	$31.39	-	5,000	-	-	5,000	2,213	2
23 October 2008	$29.91	-	5,000	-	-	5,000	2,199	106
24 October 2008	$22.22	-	5,000	-	-	5,000	2,186	640
27 October 2008	$24.31	-	5,000	-	(5,000)	-	1,776	402
30 October 2008	$28.74	-	44,000	-	(4,000)	40,000	17,749	1,515
31 October 2008	$31.18	-	5,000	-	-	5,000	2,090	16
3 November 2008	$29.78	-	5,000	-	-	5,000	2,049	107
4 November 2008	$29.72	-	12,500	-	-	12,500	5,089	276
5 November 2008	$29.00	-	12,500	-	-	12,500	5,055	390
6 November 2008	$34.49	-	5,000	-	-	5,000	2,008	-
7 November 2008	$31.74	-	5,000	-	-	5,000	1,995	-
9 November 2008	$34.49	-	12,500	-	-	12,500	4,918	-
10 November 2008	$35.39	-	5,000	-	-	5,000	1,954	-
12 November 2008	$32.48	-	5,000	-	-	5,000	1,926	-
14 November 2008	$34.44	-	12,500	-	-	12,500	4,747	-
17 November 2008	$34.72	-	12,500	-	-	12,500	4,645	-
18 November 2008	$34.40	-	5,000	-	-	5,000	1,844	-
20 November 2008	$31.31	-	12,500	-	-	12,500	4,542	16
21 November 2008	$33.99	-	5,000	-	-	5,000	1,803	-
3 December 2008	$24.53	-	5,000	-	-	5,000	1,639	360
5 December 2008	$35.49	-	5,000	-	-	5,000	1,612	-
10 December 2008	$34.91	-	12,500	-	-	12,500	3,859	-
11 December 2008	$21.66	-	5,000	-	-	5,000	1,530	475
12 December 2008	$34.60	-	5,000	-	-	5,000	1,516	-
16 December 2008	$28.74	-	3,000	-	-	3,000	877	75
22 December 2008	$24.85	-	5,000	-	-	5,000	1,380	289
23 December 2008	$28.74	-	4,300	-	-	4,300	1,175	100
8 January 2009	$34.78	-	25,000	-	-	25,000	5,738	-
22 January 2009	$33.95	-	17,500	-	-	17,500	3,347	-
2 February 2009	$28.96	-	12,500	-	-	12,500	2,015	158
9 February 2009	$33.45	-	42,500	-	-	42,500	6,039	-
9 February 2009	$32.48	-	5,000	-	-	5,000	710	-
8 March 2009	$33.76	-	35,000	-	-	35,000	2,295	-
8 March 2009	$24.62	-	5,000	-	-	5,000	328	71
9 March 2009	$24.58	-	5,000	-	-	5,000	314	68
22 March 2009	$34.67	-	17,500	-	-	17,500	478	-
TOTAL		**24,873,005**	**8,354,137**	**(6,453,206)**	**(980,542)**	**25,793,394**	**25,670,298**	**3,263,375**

3.6 DETAILED BALANCE SHEET INFORMATION

		As at			Movement on	
		Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	Note	$ m	$m	$m	*%*	*%*
Assets						
Cash and liquid assets		647	691	311	*(6)*	*108*
Securities purchased under resale agreements		8,598	6,747	5,155	*27*	*67*
Trading assets	1	6,891	5,150	4,780	*34*	*44*
Other securities	2	1,847	2,583	2,181	*(28)*	*(15)*
Loan assets	3	10,777	10,914	9,839	*(1)*	*10*
Other financial market assets		6,694	5,434	5,309	*23*	*26*
Other financial assets		3,531	2,108	1,828	*68*	*93*
Life insurance investment assets		2,350	2,693	2,516	*(13)*	*(7)*
Equity investments		138	114	130	*21*	*6*
Investments in associates and incorporated joint ventures		169	134	142	*26*	*19*
Fixed assets		1,945	117	125	*large*	*large*
Tax assets		184	117	146	*57*	*26*
Total assets		43,771	36,802	32,462	*19*	*35*
Liabilities						
Due to other financial institutions		1,935	700	517	*176*	*274*
Securities sold under repurchase agreements		2,597	3,941	2,221	*(34)*	*17*
Securities borrowed		5,750	3,275	2,381	*76*	*141*
Deposits		4,215	3,876	3,966	*9*	*6*
Notes payable	4	12,608	11,120	10,069	*13*	*25*
Other financial market liabilities		5,821	4,830	4,718	*21*	*23*
Tax liabilities		53	38	18	*39*	*194*
Other financial liabilities		4,215	2,292	2,665	*84*	*58*
Life insurance policy liabilities		2,291	2,483	2,456	*(8)*	*(7)*
Provisions for dividends and distributions		6	5	213	*20*	*(97)*
Deferred tax liabilities		413	28	30	*large*	*large*
Other provisions		74	68	67	*9*	*10*
Total liabilities excluding loan capital		39,978	32,656	29,321	*22*	*36*
Loan capital						
Subordinated debt	sec 3.8	960	805	406	*19*	*136*
Converting Preference Shares		-	-	150	*n/a*	*(100)*
Total liabilities		40,938	33,461	29,877	*22*	*37*
Net assets		2,833	3,341	2,585	*(15)*	*10*
Equity						
Contributed equity						
Ordinary share capital	5	1,382	1,465	1,137	*(6)*	*22*
Macquarie Income Securities		391	391	391	-	-
Retained earnings	6	1,040	901	659	*15*	*58*
Total equity attributable to equity holders of Macquarie Bank Limited		2,813	2,757	2,187	*2*	*29*
Outside equity interests in controlled entities	7	20	584	398	*(97)*	*(95)*
Total equity		2,833	3,341	2,585	*(15)*	*10*

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
1. Trading Assets					
Trading Securities					
Listed equity securities	3,987	2,513	1,489	*59*	*168*
Certificates of deposit	944	775	1,071	*22*	*(12)*
Debt securities	867	1,084	1,061	*(20)*	*(18)*
Other government securities	626	443	485	*41*	*29*
Commonwealth government bonds	84	34	355	*147*	*(76)*
Bank bills	251	191	213	*31*	*18*
Foreign OECD government securities	22	49	8	*(55)*	*175*
Other non-OECD government securities	38	-	-	*n/a*	*n/a*
Total trading securities	6,819	5,089	4,682	*34*	*46*
Other Trading Assets					
Bullion – allocated	37	25	52	*48*	*(29)*
Other commodities	35	36	46	*(3)*	*(24)*
Total other trading assets	72	61	98	*18*	*(27)*
Total Trading Assets	6,891	5,150	4,780	*34*	*44*
2. Other Securities					
Listed					
Shares and units in unit trusts at cost	182	261	75	*(30)*	*143*
Less provision for diminution	(17)	(27)	(42)	*(37)*	*(60)*
Shares and units in unit trusts at recoverable amount	165	234	33	*(29)*	*400*
Shares and units in unit trusts at cost requiring no provision for diminution	123	122	131	*1*	*(6)*
Total listed other securities	288	356	164	*(19)*	*76*
Unlisted					
Shares and units in unit trusts at cost	5	59	4	*(92)*	*25*
Less provision for diminution	(1)	(3)	(1)	*(67)*	*-*
Shares and units in unit trusts at recoverable amount	4	56	3	*(93)*	*33*
Shares and units in unit trusts at cost requiring no provision for diminution	225	142	172	*58*	*31*
Debt investment securities	1,330	2,029	1,842	*(34)*	*(28)*
Total unlisted other securities	1,559	2,227	2,017	*(30)*	*(23)*
Total other securities	1,847	2,583	2,181	*(28)*	*(15)*

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*

3. Loan Assets

	Mar 04 $ m	Sep 03 $ m	Mar 03 $ m	*Sep 03 %*	*Mar 03 %*
Due from other financial institutions					
Loans and advances	1,810	2,581	1,769	*(30)*	*2*
Lease receivables	5	7	10	*(29)*	*(50)*
Total due from other financial institutions	1,815	2,588	1,779	*(30)*	*2*
Due from governments*					
Lease receivables	529	599	602	*(12)*	*(12)*
Loans and advances	44	66	76	*(33)*	*(42)*
Total due from governments	573	665	678	*(14)*	*(15)*
Due from other entities					
Other loans and advances	7,546	6,928	6,759	*9*	*12*
Less specific provisions	(36)	(29)	(14)	*24*	*157*
	7,510	6,899	6,745	*9*	*11*
Lease receivables	954	828	692	*15*	*38*
Total due from other entities	8,464	7,727	7,437	*10*	*14*
Total gross loan assets	10,852	10,980	9,894	*(1)*	*10*
Less general provision for credit losses	(75)	(66)	(55)	*14*	*36*
Total loan assets	10,777	10,914	9,839	*(1)*	*10*

**Governments include Federal, State and Local governments and related enterprises in Australia.*

Gross loan assets by division/category

	Mar 04 $ m	Sep 03 $ m	Mar 03 $ m	*Sep 03 %*	*Mar 03 %*
Corporate Finance	72	42	60	*71*	*20*
Financial Products	210	359	255	*(42)*	*(18)*
IBG Principal	-	21	-	*(100)*	*n/a*
Macquarie Capital	2,881	2,726	2,878	*6*	-
Institutional Stockbroking	187	-	-	*n/a*	*n/a*
Total Investment Banking	3,350	3,148	3,193	*6*	*5*
Overnight Cash	776	1,659	1,173	*(53)*	*(34)*
Metals & Mining	321	376	649	*(15)*	*(51)*
Foreign Exchange	118	125	146	*(6)*	*(19)*
Debt Markets	797	831	580	*(4)*	*37*
Total Treasury & Commodities	2,012	2,991	2,548	*(33)*	*(21)*
Macquarie Securitisation & Mortgages	1,168	799	510	*46*	*129*
Banking	1,258	1,133	1,088	*11*	*16*
Margin Lending	1,740	1,591	1,370	*9*	*27*
Property	1,148	1,098	1,090	*5*	*5*
Total Banking & Property	5,314	4,621	4,058	*15*	*31*
Equity Markets	176	220	95	*(20)*	*85*
Total	10,852	10,980	9,894	*(1)*	*10*

	As at		
	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*
Specific provisions for loan assets			
Balance at the beginning of the period	14	22	*(36)*
Provided during the period	43	9	*378*
Loan assets written off, previously provided for	(19)	(7)	*171*
Recovery of loans previously provided for	(6)	(10)	*(40)*
Transfer from other provisions and other items	4	-	*n/a*
Total specific provisions	36	14	*157*
Specific provision as a percentage of loan assets	0.33%	0.14%	

The specific provisions relate to doubtful loan assets that have been identified and provided for.

	As at		
	Mar 04	Mar 03	*Mov't*
	$ m	$ m	*%*
General provision for credit losses			
Balance at the beginning of the period	55	59	*(7)*
Provided/(written back) during the period	17	(4)	*(525)*
Provisions of businesses acquired	3	-	*n/a*
Total general provision for credit losses	75	55	*36*
General provision as a percentage of risk weighted exposures	0.55%	0.55%	

The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

Impaired Assets

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	As at			*Movement on*	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
Non-accrual loans without specific provisions for impairment	5	-	-	*n/a*	*n/a*
Non-accrual loans with specific provisions for impairment	92	41	30	*124*	*207*
Less specific provisions	(36)	(29)	(14)	*24*	*157*
Total non-accrual loans with specific provisions for impairment	56	12	16	*367*	*250*
Impaired derivative financial instruments with specific provisions for impairment	1	1	1	-	-
Less specific provisions	(1)	(1)	(1)	-	-
Total impaired derivative financial instruments with specific provisions for impairment	-	-	-	*n/a*	*n/a*
Total net impaired assets	61	12	16	*408*	*281*
Revenue foregone on impaired assets					
Interest	2	1	1	*100*	*100*
Total revenue foregone on impaired assets	2	1	1	*100*	*100*

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
4. Notes Payable					
Euro floating rate notes	3,475	2,347	2,719	*48*	*28*
Euro commercial paper	3,421	3,162	2,760	*(8)*	*24*
Negotiable certificates of deposit	2,299	2,518	2,191	*(9)*	*5*
US commercial paper	854	1,212	373	*(30)*	*129*
Domestic issued paper	290	275	257	*5*	*13*
Equity notes	1,542	915	745	*69*	*107*
Other notes	727	691	1,024	*5*	*(29)*
Total notes payable	12,608	11,120	10,069	*13*	*25*
Reconciliation of notes payable by major currency					
United States dollars	4,733	4,285	3,914	*10*	*21*
Australian dollars	2,874	3,271	2,671	*(12)*	*8*
Great British pounds	1,366	1,346	1,181	*1*	*16*
Hong Kong dollars	1,490	1,010	1,310	*48*	*14*
Euros	1,649	690	204	*139*	*708*
Japanese yen	398	470	788	*(15)*	*(49)*
Other currencies	98	48	1	*104*	*large*
Total notes payable by currency	12,608	11,120	10,069	*13*	*25*

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities can be issued for terms varying from one day to 30 years.

The following graphs demonstrate the diversity of the Bank's funding sources as at 31 March 2004:

Notes payable by type of security


Other notes
Euro floating rate notes
Domestic issued paper
US commercial paper
Negotiable certificates of deposit
Euro commercial paper

Notes payable by currency


JPY
Other
EUR
USD
HKD
GBP
AUD

	Half year		Full year	
	Mar 04	Sep 03	Mar 04	Mar 03
	$ m	$ m	$m	$ m
5. Contributed Ordinary Equity				
Opening balance of fully paid ordinary shares	1,465	1,137	1,137	1,012
Issue of 49,666 shares on 17 January 2003 pursuant to the Employee Share Plan at $26.22 per share*	-	-	-	1
Issue of 36,192 shares on 16 January 2004 pursuant to the Employee Share Plan at $33.87 per share*	1	-	1	-
Issue of 1,679,485 shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan ("DRP") at $29.60 per share	-	-	-	50
Issue of 1,233,101 shares on 20 December 2002 pursuant to the DRP at $22.86 per share	-	-	-	28
Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share	-	106	106	-
Issue of 1,020,072 shares on 19 December 2003 pursuant to the DRP at $34.04 per share	35	-	35	-
Issue of shares on exercise of options	36	84	120	46
Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share following conversion of Converting Preference Shares**	-	150	150	-
Balance of 220,417,457 fully paid ordinary shares before the on-market buy-back and cancellation of shares	1,537	1,477	1,549	1,137
On-market buy-back and cancellation of 4,857,315 shares (356,143 first half)	(155)	(12)	(167)	-
Closing balance of 215,916,285 fully paid ordinary shares	1,382	1,465	1,382	1,137

* *The value of these shares was expensed.*

** *The movements are explained in section 1.7 and 3.5. No external transaction costs have been incurred to date in respect of the buyback.*

A reconciliation of the movement in the number of shares is contained in section 3.5.

	Half year		Full year	
6. Retained earnings	Mar 04	Sep 03	Mar 04	Mar 03
Balance at the beginning of the period	901	659	659	617
Change in accounting policy for provision for dividends at 1 April 2003	-	208	208	-
Profit after income tax attributable to MBL ordinary equity holders	252	242	494	333
Dividends paid or provided on ordinary share capital	(113)	(208)	(321)	(291)
Total retained earnings	1,040	901	1,040	659

	As at			*Movement on*	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	*%*	*%*
7. Outside equity interests in controlled entities					
Ordinary share capital	22	12	7	*83*	*214*
Partnership capital	-	393	393	*(100)*	*(100)*
Units in unit trusts	-	181	-	*(100)*	*n/a*
Accumulated losses	(2)	(2)	(2)	-	-
Total outside equity interests in controlled entities	20	584	398	*(97)*	*(95)*

Full year to	Mar 04			Mar 03		
	Av. balance $ m	Inc./ (exp.) $ m	Av. rate %	Av. balance $ m	Inc./ (exp.) $ m	Av. rate %
Average balance sheet						
ASSETS						
Interest bearing assets						
Cash and liquid assets	85	3	3.6	72	3	3.7
Securities purchased under resale agreement	5,126	231	4.5	3,294	143	4.3
Trading assets	3,332	174	5.2	3,354	175	5.2
Other securities	1,630	63	3.5	1,776	56	3.2
Loan assets	10,362	707	6.8	10,037	637	6.3
Other financial assets	15	1	4.7	20	1	4.6
Total interest bearing assets	20,550	1,179		18,553	1,015	
Total non-interest bearing assets	17,007			14,034		
Total assets	37,557			32,587		
LIABILITIES						
Interest bearing liabilities						
Due to other financial institutions	814	(21)	2.6	1,112	(29)	2.6
Securities sold under repurchase agreements	2,817	(130)	4.6	1,704	(72)	4.2
Securities borrowed	1,851	(99)	5.3	892	(49)	5.5
Deposits	4,361	(185)	4.2	4,423	(170)	3.8
Notes payable	10,807	(421)	3.9	10,659	(407)	3.8
Other financial liabilities	647	(26)	4.0	495	(19)	3.8
Loan capital						
Subordinated debt	719	(31)	4.3	241	(13)	5.4
Converting Preference Shares	68	(5)	7.4	150	(11)	7.4
Total interest bearing liabilities	22,084	(918)		19,676	(770)	
Total non-interest bearing liabilities	12,609			10,338		
Total liabilities	34,693			30,014		
Net assets	2,864			2,573		
EQUITY						
Contributed equity						
Ordinary share capital	1,314			1,088		
Macquarie Income Securities	391			391		
Retained earnings	904			690		
Total equity attributable to equity holders of the Bank	2,609			2,169		
Outside equity interests in controlled entities	255			404		
Total equity	2,864			2,573		

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards is not included in the above analysis.

Half year to	Mar 04			Sep 03		
	Av. balance $m	Inc./ (exp.) $m	Av. rate %	Av. balance $m	Inc./ (exp.) $m	Av. rate %
Average balance sheet						
ASSETS						
Interest bearing assets						
Cash and liquid assets	117	2	3.1	53	1	4.5
Securities purchased under resale agreement	6,196	139	4.5	4,057	92	4.5
Trading assets	3,714	99	5.3	2,950	75	5.1
Other securities	1,168	28	4.9	2,092	35	3.3
Loan assets	11,051	389	7.1	9,674	318	6.6
Other financial assets	5	-	-	24	1	4.8
Total interest bearing assets	22,251	657		18,850	522	
Total non-interest bearing assets	18,588			15,379		
Total assets	40,839			34,229		
LIABILITIES						
Interest bearing liabilities						
Due to other financial institutions	696	(9)	2.5	932	(12)	2.6
Securities sold under repurchase agreements	3,036	(68)	4.5	2,598	(62)	4.7
Securities borrowed	2,829	(76)	5.3	872	(23)	5.2
Deposits	4,903	(111)	4.5	3,818	(74)	3.9
Notes payable	11,646	(238)	4.2	9,960	(183)	3.7
Other liabilities	626	(14)	4.3	668	(12)	3.7
Loan capital						
Subordinated debt	844	(19)	4.6	594	(12)	4.1
Converting Preference Shares	-	-	-	145	(5)	7.4
Total interest bearing liabilities	24,580	(535)		19,587	(383)	
Total non-interest bearing liabilities	13,435			11,765		
Total liabilities	38,015			31,352		
Net assets	2,824			2,877		
EQUITY						
Contributed equity						
Ordinary share capital	1,378			1,251		
Macquarie Income Securities	391			391		
Retained earnings	976			833		
Total equity attributable to equity holders of the Bank	2,745			2,475		
Outside equity interests in controlled entities	79			402		
Total equity	2,824			2,877		

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards is not included in the above analysis.

3.7 CONTINGENT LIABILITIES

	As at			Movement on	
	Mar 04	Sep 03	Mar 03	*Sep 03*	*Mar 03*
	$ m	$ m	$ m	%	%
Contingent liabilities exist in respect of:					
Guarantees (a) (b)	182	132	113	*38*	*61*
Credit derivatives – purchased (c)	60	1,070	1,163	*(94)*	*(95)*
Underwriting facilities	476	602	614	*(21)*	*(22)*
Indemnities (d)	53	219	244	*(76)*	*(78)*
Undrawn credit facilities	2,345	2,326	2,017	*1*	*16*
Undrawn credit facilities – revocable at any time	1,563	1,588	1,282	*(2)*	*22*
Other contingent liabilities (e)	327	39	24	*738*	*large*
Total contingent liabilities	5,006	5,976	5,457	*(16)*	*(8)*

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

a) All external guarantees, other than those noted for Macquarie Investment Management Limited ("MIML") in (b) below and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $17 million (2003: $10 million).

b) MIML covenants that while it acts as a Single Responsible Entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $44 million (2003: $45 million). At 31 March 2004 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating to $9.5 billion (2003: $8.9 billion) and assets aggregating to $9.6 billion (2003: $9.0 billion).

c) The Bank purchases credit derivatives to mitigate credit risks arising from client exposures.

d) Indemnities granted to counterparties in respect of termination and default events in cross-border leasing transactions.

e) Other contingent liabilities include letters of credit, commitments certain of draw down, written put options, performance-related contingents and forward purchases.

3.8 CAPITAL ADEQUACY

	Note	As at Mar 04 $ m	Sep 03 $ m	Mar 03 $ m	Movement on Sep 03 %	Mar 03 %
Capital Base						
Tier 1 Capital						
Ordinary share capital		1,382	1,465	1,137	*(6)*	*22*
Retained earnings	1	936	845	730	*11*	*28*
Converting preference shares		-	-	150	*n/a*	*(100)*
Macquarie Income Securities	2	391	391	317	-	*23*
Outside equity interests	3	-	1	2	*(100)*	*(100)*
Total Tier 1 Capital before Tier 1 Capital Deductions		2,709	2,702	2,336	-	*16*
Tier 1 capital deductions:						
Retained earnings in deconsolidated controlled entities	4	(113)	(98)	(68)	*15*	*66*
Equity investments in entities not in the field of finance	5	(350)	(305)	(231)	*15*	*52*
Intangibles		(5)	(6)	(17)	*(17)*	*(71)*
Net future income tax benefit	6	(80)	(66)	(118)	*21*	*(32)*
Total Tier 1 Capital		2,161	2,227	1,902	*(3)*	*14*
Tier 2 Capital						
Macquarie Income Securities	2	-	-	74	*n/a*	*(100)*
General provision for credit losses	7	52	46	38	*13*	*37*
Term subordinated debt	8	893	731	337	*22*	*165*
Total Tier 2 Capital		945	777	449	*22*	*110*
Total Capital Deductions	9	(442)	(314)	(204)	*41*	*117*
Total Capital		2,664	2,690	2,147	*(1)*	*24*
Risk-Weighted Assets		13,361	12,043	10,030	*11*	*33*
Tier 1 Capital Ratio		16.2%	18.5%	19.0%		
Total Capital Ratio		19.9%	22.3%	21.4%		

An analysis of the growth in Tier 1 Capital and Total Capital for the year ended 31 March 2004 is included on the following page.

A high level analysis of the growth in Risk-Weighted Assets for the year ended 31 March 2004 is included in section 1.6 above, and a detailed analysis of the composition of Risk Weighted Assets is included later in this section.

ANALYSIS OF CAPITAL GROWTH – FULL YEAR ENDED 31 MARCH 2004

	Note/ Ref	Tier 1 Capital $ m	Total Capital $ m
Balance as at 31 March 2003		1,902	2,147
MOVEMENTS IN ORDINARY EQUITY			
Profit after income tax attributable to MBL ordinary equity holders		494	494
Interim 2004 dividend (net of DRP participation)	1	(77)	(77)
Final 2004 dividend (net of estimated DRP participation)	1	(104)	(104)
DRP relating to 2003 final dividend (net of estimated participation)	1	35	35
Shares created through the exercise of options	Sec 3.6	120	120
Shares bought back	Sec 3.6	(167)	(167)
MOVEMENTS IN OTHER SOURCES OF CAPITAL			
Additional MIS eligible for inclusion as Tier 1 Capital	2	74	-
Decrease in outside equity interest	3	(2)	(2)
Increase in subordinated debt	8	-	556
Increase in general provision for credit losses (net of applicable tax)	7	-	14
MOVEMENTS IN DEDUCTIONS			
Increase in retained earnings in deconsolidated controlled entities	4	(45)	(45)
Increase in equity investments not in the field of finance	5	(119)	(119)
Decrease in net future income tax benefit	6	38	38
Decrease in intangibles		12	12
Increase in total capital deductions	9	-	(238)
Balance as at 31 March 2004		2,161	2,664

The conversion of the Converting Preference Shares did not impact the capital base directly as the CPS were included as Tier 1 Capital prior to their conversion.

EXPLANATORY NOTES CONCERNING COMPOSITION OF CAPITAL BASE

1. Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

	As at			*Movement on*	
	Mar 04 $ m	Sep 03 $ m	Mar 03 $ m	*Sep 03 %*	*Mar 03 %*
Retained earnings per Balance Sheet	1,040	901	659	*15*	*58*
Final/interim dividend not provided in Balance Sheet	(151)	(112)	-	*35*	*n/a*
Estimated DRP participation	47	56	71	*(16)*	*(34)*
Retained earnings included in Tier 1 Capital	936	845	730	*11*	*28*

In relation to the $208 million ordinary dividends payable in July 2003 ($106 million final dividend and $102 million special dividend), $106 million was reinvested through the Dividend Reinvestment Plan. The $35 million excess over the $71 million reinvestment estimated at 31 March 2003 has been treated as an increase in capital in the year ended 31 March 2004.

2. The Macquarie Income Securities balance is allocated between Eligible Tier 1 Capital and Eligible Tier 2 Capital based on APRA Prudential Standard APS 111, which restricts the proportion of eligible hybrids that can be included in Tier 1 Capital to 25% of the Bank's ordinary equity and outside equity interests, with any excess over this limit treated as Upper Tier 2 Capital.

   In the year ended 31 March 2004, the remaining balance of Macquarie Income Securities was transferred from Tier 2 Capital to Tier 1 Capital as the growth in ordinary equity allowed for a higher amount of hybrids to be eligible for inclusion as Tier 1 Capital.

3. The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests in the Equity category of the Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated (refer to note 4 below).

4. Certain controlled entities of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. As noted above, this requires that the outside equity interests relating to such controlled entities must be removed from the outside equity interests included in Tier 1 Capital. Also, any portion of the consolidated retained earnings included in Tier 1 Capital that relates to these entities must be deducted from Tier 1 Capital. The increase in this amount during the year ended 31 March 2004 is primarily due to base management and performance fees earned by funds management controlled entities that have not yet been repatriated to the parent entity.

5. APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital and the total portfolio does not exceed 5% of Tier 1 Capital. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

   Equity investments that attract a Tier 1 Capital deduction as at 31 March 2004 include holdings in MAp, MAG, MCG, KRIF, MOF, MCW and certain investments in the trusts managed by Macquarie Direct Investment. The increase in this deduction compared to the prior year is due to additional stakes in entities not in the field of finance, partially offset by the disposal of East African Gold Mines.

6. APRA also requires that the Future Income Tax Benefit (FITB) is deducted from Tier 1 Capital, net of any Deferred Tax Liability. This net FITB may differ to the FITB in the Consolidated Balance Sheet for several reasons, for example the FITB relating to deconsolidated controlled entities, FITB relating to the general provision for credit losses and different netting rules relative to accounting standards.

7. The Bank's general provision for credit losses qualifies as Upper Tier 2 Capital. The amount eligible for inclusion is calculated net of the related FITB. A reconciliation of the movement in the general provision for credit losses is set out in section 3.6.

8. The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. During the period, $664 million of subordinated debt was issued to support investments in funds management companies and other non-financial (commercial) operations and to maintain APRA exposure limits which are linked to the total capital base. Other movements in subordinated debt are summarised below.

	Balance at 31 Mar 03 $ m	Issued $ m	Matured $ m	Redeemed $ m	FX translation $ m	Amortisation $ m	Balance at 31 Mar 04 $ m
Balance Sheet amount	406	664	(10)	(60)	(40)	-	960
Amortisation	(69)	-	8	-	32	(38)	(67)
Tier 2 Capital amount	337	664	(2)	(60)	(8)	(38)	893

9. Total Capital deductions include investments in non-consolidated subsidiaries (refer note 4 above), guarantees in relation to non-consolidated subsidiaries, first-loss guarantees, and, from time-to-time, holdings of the capital instruments of other ADIs. The assets of non-consolidated controlled entities are excluded from the capital adequacy calculations.

RISK WEIGHTED ASSETS

Balance sheet risk-weighted assets	Amount	Risk weight	Risk adjusted asset	Risk adjusted asset
	$m	%	Mar 04	Mar 03
Cash, bullion, Commonwealth and State Governments	813	-	-	-
Local Governments, Non-Corporate Public Sector Entities, banks	2,645	20	529	781
Mortgage loans, stockbroking debtors	2,867	50	1,434	493
Other assets – 100% risk weighting	10,028	100	10,028	6,397
Trading book assets[1]	23,995	-	-	-
Other assets[2]	3,423	-	-	-
Total assets	43,771		11,991	7,671
Less: attributable to APS 120 subsidiaries			(1,906)	(107)
Total balance sheet risk weighted assets			10,085	7,564

[1] *These items are included in the calculation of market risk risk-weighted assets*

[2] *Includes life insurance investment assets and assets generating capital deductions.*

Off-balance sheet risk-weighted assets	Nominal Amount	Credit conversion factor	Credit equivalent amount	Risk weight	Risk adjusted asset	Risk adjusted asset
	$ m	$ m	$ m	%	Mar 04	Mar 03
Guarantees, letters of credit and endorsements	238	50-100	200	0-100	177	223
Forward purchases and undrawn commitments	4,645	0-100	850	0-100	723	251
Foreign exchange, interest rate and other market related transactions	227,675	n/a	4,847	0-50	1,767	1,412
Total off-balance sheet risk weighted assets					2,667	1,886

Market risk	99% 10 day VAR	Multiplier	Capital charge	Conversion factor	Risk adjusted asset	Risk adjusted asset
	$ m		$ m		Mar 04	Mar 03
Interest rates – general market risk	6					
Equities – general market risk	10					
Equities – specific risk	3					
Foreign exchange and bullion	2					
Commodities	3					
Aggregate	10	3	31	12.5	383	307
Surcharge for equities event and default risk			3	12.5	31	21
Debt securities specific risk (standard method)			16	12.5	195	252
Total market risk risk-weighted assets					609	580

Total risk-weighted exposure	13,361	10,030

3.9 FUNDS INFORMATION

	Ownership of mgt co'y [1]	Listing date	ASX Code	MBL Group holding 31 Mar 2004[2]	Assets under management [3] As at Mar 04 $ m	Sep 03 $ m	Mar 03 $ m
ANALYSIS OF ASSETS UNDER MANAGEMENT							
Specialist Funds							
Infrastructure							
Hills Motorway	100%	Dec 94	HLY	-	963	959	966
Horizon	100%	Jan 00	HRZ	3%	32	38	86
Macquarie Airports	100%	Apr 02	MAP	3%	2,026	1,648	1,700
Macquarie Communications Infrastructure Group	100%	Aug 02	MCG	31%	990	1,005	1,007
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100%	Mar 04	Listed on NYSE	-	233	-	-
Macquarie Infrastructure Group	100%	Dec 96	MIG	<1%	10,401	10,365	9,507
Southern Cross FLIERS	100%	Aug 02	SCF	-	611	610	611
Total Listed Infrastructure					15,256	14,625	13,877
Global Infrastructure Funds (A-D)	100%	Unlisted			254	270	282
Korean Road Infrastructure Fund	50%	Unlisted		<1%	203	41	24
Macquarie Airports Group	100%	Unlisted		9%	1,025	860	956
Macquarie Essential Assets Partnership	100%	Unlisted		<1%	71	28	-
Other Unlisted Infrastructure Funds					255	237	244
Total Unlisted Infrastructure					1,808	1,436	1,506
Total Infrastructure					17,064	16,061	15,383
Property							
Macquarie Countrywide	100%	Nov 95	MCW	5%	1,380	1,295	1,032
Macquarie DDR	50%	Nov 03	MDT	-	506	-	-
Macquarie Goodman	40%	Jan 94	MGI	-	1,553	1,372	840
Macquarie Leisure	100%	Jul 98	MLE	6%	191	175	157
Macquarie Office	100%	Nov 93	MOF	5%	1,896	1,605	1,606
Macquarie ProLogis	50%	Jun 02	MPR	-	568	687	498
MCO CR-REIT	100%	Jan 04	Listed on Korean Stock Exchange	22%	183	-	-
Total Listed Property					6,277	5,134	4,133
Total Unlisted Property					1,137	1,203	1,252
Total Property*					7,414	6,337	5,385
Development Capital							
Macquarie Investment Trusts	100%		4.9% MIT II & MHT I 9.7% MIT IIIA 9.6% MIT IIIB 17.2% MIT IVA & MIT IVB		132	277	271
Other					20	22	26
Total Development Capital					152	299	297
Other					1,369	486	441
Total Specialist Funds					25,999	23,183	21,506
Funds Management and Financial Services							
Macquarie Funds Management	100%				32,770	29,883	28,629
AmInvestment Services BHD/ AMInvestment Management Sdn BHD	30%				540	549	592
Macquarie-IMM Investment Mgt Co. Ltd	65%				2,187	2,013	1,519
United SITE	40%				716	662	-
Other					377	426	90
Total Funds Management and Financial Services					36,590	33,533	30,830
Total Assets Under Management					62,589	56,716	52,336

** The total assets under management of these Property funds amounts to $10.9 billion at 31 March 2004 if the portion of the fund manager held by external parties is included ($7.2 billion at 31 March 2003).*

	Equity under management[4]			Undrawn Commitments[5]			Market Capitalisation[6]		
	Mar 04	Sep 03	Mar 03	Mar 04	Sep 03	Mar 03	Mar 04	Sep 03	Mar 03
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Specialist Funds									
Infrastructure									
Hills Motorway	418	436	436	-	-	-	1,221	1,173	1,021
Horizon	32	36	86	-	-	-	29	27	30
Macquarie Airports	1,666	1,358	1,440	-	-	-	1,809	1,638	866
Macquarie Communications Infrastructure Group	195	194	227	-	-	-	582	484	377
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund	233	-	-	-	-	-	222	-	-
Macquarie Infrastructure Group	5,889	6,093	5,906	-	-	-	5,753	6,192	5,964
Southern Cross FLIERS	611	610	611	-	-	-	682	657	634
Total Listed Infrastructure	9,044	8,729	8,706	-	-	-	10,298	10,171	8,892
Global Infrastructure Funds (A-D)	252	266	280						
Korean Road Infrastructure Fund	193	41	24	337	388	438			
Macquarie Airports Group	847	855	949	-	-	-			
Macquarie Essential Assets Partnership	71	28	-	283	-	-			
Other Unlisted Infrastructure Funds	247	229	239	104	28	28			
Total Unlisted Infrastructure	1,610	1,419	1,492	724	416	466			
Total Infrastructure	10,654	10,148	10,198	724	416	466			
Property									
Macquarie Countrywide	817	721	642	-	-	-	961	838	760
Macquarie DDR	203	-	-	-	-	-	481	-	-
Macquarie Goodman	809	600	496	-	-	-	2,660	2,031	1,430
Macquarie Leisure	132	111	101	-	-	-	167	133	99
Macquarie Office Trust	1,058	1,004	1,001	-	-	-	1,133	986	1,012
Macquarie ProLogis	251	246	178	-	-	-	671	602	476
MCO CR-REIT	87	-	-	-	-	-	92	-	-
Total Listed Property	3,357	2,682	2,418	-	-	-	6,165	4,590	3,777
Total Unlisted Property	793	798	865	49	70	33			
Total Property	4,150	3,480	3,283	49	70	33			
Development Capital									
Macquarie Investment Trusts	109	263	243	73	85	97			
Other	17	20	25	-	-	-			
Total Development Capital	126	283	268	73	85	97			
Other	867	486	421	14	22	22			
Total Specialist Funds	15,797	14,397	14,170	860	593	618	16,463	14,761	12,669
Funds Management and Financial Services									
Macquarie Funds Management	32,770	29,883	28,629	491	-	-			
AmInvestment Services BHD/ AMInvestment Management Sdn BHD	540	549	592	-	-	-			
Macquarie-IMM Investment Mgt Co. Ltd	2,187	2,013	1,519	-	-	-			
United SITE	716	662	-	-	-	-			
Other	377	426	90	-	-	-			
Total Funds Management and Financial Services	36,590	33,533	30,830	491	-	-			
Total	52,387	47,930	45,000	1,351	593	618	16,463	14,761	12,669

1. Ownership of the management company shows Macquarie's percentage holding in the fund manager.

   Where Macquarie's ownership of the fund manager is less than 100%, the assets under management, equity under management and undrawn commitments shown reflect Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the assets under management, equity under management and undrawn commitments shown above will be equivalent to 50% of the total assets, equity and commitments of the fund.

2. MBL Group holding shows Macquarie's investment in the fund itself.

3. Assets under management are the closing consolidated total assets of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the assets under management are the total assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

4. Equity under management is the closing total equity attributable to ordinary shareholders of the fund, adjusted for cross holdings between Macquarie managed funds.

5. Undrawn commitments are funds investors have committed to invest in the fund, which have yet to be drawn (also known as uncalled commitments).

6. Market capitalisation of listed funds is the closing market capitalisation of the fund at the end of the period.

		Half year			Year end		
	ASX Code	Mar 04 $ m	Sep 03 $ m	*Mov't %*	Mar 04 $m	Mar 03 $m	*Mov't %*
BASE FEE INCOME FROM FUNDS							
Infrastructure							
Hills Motorway	HLY	0.2	0.2	-	0.4	0.4	-
Horizon	HRZ	0.1	-	*n/a*	0.1	0.2	*(50)*
Macquarie Airports	MAP	9.0	7.2	*25*	16.2	4.9	*231*
Macquarie Communications Infrastructure Group	MCG	3.8	3.6	*6*	7.4	3.2	*131*
Macquarie Infrastructure Group	MIG	36.1	38.8	*(7)*	74.9	63.2	*19*
Southern Cross FLIERS	SCF	0.2	0.2	-	0.4	0.4	-
Property							
Macquarie Countrywide	MCW	2.4	2.1	*14*	4.5	3.7	*22*
Macquarie Leisure	MLE	0.6	0.4	*50*	1.0	0.7	*43*
Macquarie Office Trust	MOF	3.6	3.5	*3*	7.1	6.7	*6*
Unlisted Funds		104.0	101.2	*3*	205.2	190.8	*8*
Sub-total		160.0	157.2	*2*	317.2	274.2	*16*
Macquarie Goodman *	MGI	3.1	2.1	*48*	5.2	3.5	*49*
Macquarie ProLogis *	MPR	1.1	1.2	*(8)*	2.3	0.9	*156*
Unlisted Funds *		4.7	3.9	*21*	8.6	5.5	*56*
Total		168.9	164.4	*3*	333.3	284.1	*17*
PERFORMANCE FEE INCOME FROM FUNDS							
Infrastructure							
Macquarie Airports	MAP	0.7	-	*n/a*	0.7	-	*n/a*
Macquarie Communications Infrastructure Group	MCG	1.5	22.2	*(93)*	23.7	6.7	*254*
Macquarie Infrastructure Group	MIG	-	141.0	*(100)*	141.0	75.3	*87*
Property							
Macquarie Countrywide	MCW	1.9	3.0	*(37)*	4.9	1.7	*188*
Macquarie Office Trust	MOF	-	-	*n/a*	-	10.1	*(100)*
Unlisted Funds		49.0	4.6	*965*	53.6	22.0	*144*
Sub-total		53.1	170.8	*(69)*	223.9	115.8	*93*
Macquarie Goodman Industrial *	MGI	6.9	-	*n/a*	6.9	-	*n/a*
Macquarie ProLogis *	MPR	-	2.4	*(100)*	2.4	3.3	*(27)*
Unlisted Funds *		0.3	0.3	-	0.7	3.7	*(81)*
Total		60.3	173.5	*(65)*	233.9	122.8	*90*

** Macquarie Goodman, Macquarie ProLogis and some unlisted funds are equity accounted. The equity accounted portion of the base and performance fee income in relation to these funds is included in this analysis, although for statutory reporting purposes it is included in Other Income rather than Fee and Commission Income.*

Details on Performance Fees for the Period – Listed Funds

Fund	*Performance fee*	*Period covered*	*Performance against benchmark*	Cash or scrip
MAp[1]	$0.7 million	1 July 2003 to 31 December 2003	Outperformed the ASX All Ordinaries Accumulation Index by 18.1% and the Morgan Stanley Capital International World Transportation Infrastructure Index (the Benchmark Index) by 24.1%	Scrip
MIG	$65.68 million, being 1st instalment of 2003 fee[2]	1 July 2002 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 23%	Scrip[3]
	$6.1 million, being 2nd instalment of 2002 fee	1 July 2001 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 28%	Scrip[3]
	$69.2 million being 3rd instalment of 2001 fee	1 July 2000 to 30 June 2003	Outperformed the S&P/ASX 300 Industrials Accumulation Index by 209%	Cash
MCG	$22.16 million	1 January 2003 to 30 June 2003	Outperformed the S&P/ASX 200 Industrials Accumulation Index by 33%	Scrip[3]
	$1.54 million	1 July 2003 to 31 December 2003	Outperformed the S&P/ASX 200 Industrials Accumulation Index by 1.66%	Scrip[3]
MCW	$3.0 million	1 July 2002 to 30 June 2003	Outperformed the Retail Property Trust Accumulation Index by 2.66%	Scrip
	$1.9 million	1 July 2003 to 31 December 2003	Outperformed the Retail Property Trust Accumulation Index by 1.80%	Scrip
MGI	$17.2 million	1 July 2003 to 31 December 2003	Outperformed its benchmark index (Industrial Property Trust Accumulation Index with subsequent transition to the S&P/ASX Property 200 Accumulation Index) by 5.7%	Cash/Scrip[4]
MPR	$4.84 million	1 January 2003 to 30 June 2003	Outperformed the S&P/ASX Property 200 Accumulation Index by 8.55%	Scrip
	$7.02 million	26 June 2002 to 31 December 2002	Outperformed the S&P/ASX Property 200 Accumulation Index by 13.96%	Scrip

[1] The MAp performance fee has been waived to the extent MAp investors who participated in the IPO and subsequent capital raisings have not received accumulated returns above the Benchmark Index. Accordingly for the twelve months to 31 December 2003, total performance fees of $68.7 million have been waived.

[2] Regarding the performance fee for the year from 1 July 2002 to 30 June 2003, further instalments of $65.68 million each will become due on 1 July 2004 and 1 July 2005 providing MIG outperforms the S&P/ASX 300 Industrials Accumulation Index over the relevant period.

[3] Macquarie Bank advises that it is not a long term holder of securities it receives as payment of performance fees in MIG and MCG and will dispose of them in an orderly manner.

[4] Distribution will be confirmed at the annual unit holders' meeting.

Details on Performance Fees for the Period – Unlisted Funds

The majority of unlisted fund performance fees relate to Macquarie Direct Investment performance fees following the realisation of JB Hi-Fi, Repco, InvoCare and Staging Connections.

4. SINCE BALANCE DATE

Executive Air Support

The Bank agreed to acquire Executive Air Support for $324 million. The sole business of Executive Air Support is Atlantic Aviation, an airport services company that owns and operates a network of ten Fixed Based Operations businesses (FBOs) in the United States. The Bank is exploring a range of options for the business including the potential transfer to a Macquarie managed fund, company or partnership.

Macquarie European Infrastructure Fund (MEIF)

Macquarie European Infrastructure Fund (MEIF), the first pan-European dedicated infrastructure fund, achieved first close on 8 April 2004 with total initial commitments of $670 million (€422 million) from leading institutional investors including Stichting Pensioenfonds ABP of the Netherlands, one of the world's largest pension funds, Generali, Italy's largest insurer, Oslo Pensjonsforsikring, Norway's largest municipal pension plan, Dexia Credit Local of France and Caisse de dépôt et placement du Québec of Canada.

MEIF is a wholesale private equity vehicle targeting investments in infrastructure and related assets in certain European OECD countries, potentially including electricity and gas transmission and distribution networks, water and sewerage companies, rail and related infrastructure, airports, communications infrastructure and toll roads. MEIF is seeking to raise total commitments from investors of between $794 million and $1.6 billion (€500 million and €1 billion), with final closing expected in March 2005.

Consistent with the establishment of other specialised funds, Macquarie Bank has committed $84 million (€53 million) to MEIF.

Disposal of interest in SEW and Arlanda

Macquarie's 100% interest in Arlanda Express, the Swedish high-speed airport rail link, and 50.1% of its interest in South East Water, a UK water utility, was acquired by MEIF.

In addition, Macquarie will sell a further 25% of South East Water to MEIF co-investors. Macquarie will retain the remaining 24.9%, however, as indicated previously, the Bank does not intend to hold this investment for the long term.

5. SUMMARY SINCE LISTING

The Bank's ordinary shares were listed on the	Years Ended 31 March								
Australian Stock Exchange on 29 July 1996.	1996	1997	1998	1999	2000	2001	2002	2003	2004
Financial performance ($ million)									
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890[a]	2,465[a]
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430[a]	1,780[a]
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	685
Income tax expense	6	21	26	53	79	53	76	96	161
Profit from ordinary activities	93	117	141	165	222	272	279	364	524
Outside equity interest	-	-	-	-	-	(1)	-	3	3
Macquarie Income Securities distributions	-	-	-	-	12	31	29	28	27
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	494
Financial position ($ million)									
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462[f]	43,771
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877[f]	40,938
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	2,833
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839[f]	10,777
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	61
Share information									
Cash dividends per share (cents per share)									
Interim	-	18	21	30	34	41	41	41	52
Final	34.7[b]	25	30	38	52	52	52	52	70
Special	-	-	-	-	-	-	-	50	-
Total	34.7[b]	43	51	68	86	93	93	143	122
Basic earnings per share (cents per share)	61.0[b]	74.9	88.1	101.3	124.3	138.9	132.8	164.8	233.0
Share price at end of period ($)	5.78[b]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80
Ordinary share capital (million shares)[c]	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	832[d]	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729
Ratios									
Return on average ordinary shareholders' funds	23.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%[f]	22.3%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%	53.2%
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%
Assets under management ($ billion)									
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	21.5
Unlisted									
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.4
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	27.7
Total assets under management	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3	62.6
Staff numbers[e]	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,839	5,716

(a) Statutory income and expenses. Not adjusted for infrastructure assets held for resale in the manner used throughout the rest of this report (as explained in section 2.6).

(b) Adjusted for June 1996 bonus issue.

(c) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(d) Based on unadjusted share price of $6.00.

(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

(f) Restated as described in section 3.1. Refer to section 3.1 for important observations concerning comparability of information due to changes in accounting treatments or presentation formats.

6. GLOSSARY

ADI	Authorised deposit-taking institution
Assets Under Administration	Assets/funds administered (as opposed to managed) by Macquarie
Assets under management	Gross assets of funds that Macquarie actively manages for the purpose of wealth creation, adjusted to: • exclude cross-holdings in funds • reflect the percentage ownership of the fund manager (eg. 50% of Macquarie ProLogis assets and 40% of Macquarie Goodman assets are reported as AUM). The assets under management balances exclude undrawn commitments.
APRA	Australian Prudential Regulation Authority
BA	Refer Broadcast Australia
Bank	Macquarie Bank Group
BPG	Banking & Property Group
Broadcast Australia	The name given to the Australian operations of ntl Inc, which were acquired on 2 April 2002 and held until their deconsolidation on 12 August 2002 through the IPO of MCG (refer note 3 in section 2.6)
Contingent Liabilities	Defined in paragraph 16.1 of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".
Converting Preference Shares	The Converting Preference Shares (CPS) were 1.5 million $100 securities, which were converted to ordinary shares on 25 September 2003. While on issue they qualified as Tier 1 Capital and were treated as liabilities in the balance sheet, with related distributions charged to the Profit and Loss Statement as an interest expense.
CPS	Refer Converting Preference Shares.
Dilutive Option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share.
Dividend Reinvestment Plan	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs.
DRP	Refer Dividend Reinvestment Plan
EAGM	East African Gold Mines
Earnings Per Share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 1027 "Earnings Per Share".
Effective Tax Rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS distributions paid or provided.
EMG	Equity Markets Group
Equities Related Income	Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading.
Expense/Income Ratio	Total expenses expressed as a percentage of total income
FMG	Funds Management Group
FSG	Financial Services Group
Future Income Tax Benefit (FITB)	Defined in AASB 1020 "Accounting for Income Tax (Tax-Effect Accounting)".
General Provision for Credit Losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified.
IBG	Investment Banking Group
Impaired Assets	An asset for which the ultimate collectibility of principal and interest is compromised.
International Income	The location of revenue (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/counterparties). The international income % of total income is based on total income excluding earnings on capital.
IPO	Initial Public Offering
KRIF	The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads and tunnels.
Lower Tier 2 Capital	Refer Tier 2 Capital
M&A	Mergers and acquisitions
Macquarie	Macquarie Bank Group
Macquarie Income Securities	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the Balance Sheet. There are 4 million $100 face value MIS on issue.
Macquarie Securities Asia	Previously ING International Holdings Limited. Refer section 3.2.
MAG	Macquarie Airports Group, a private equity airport investment fund
MAp	Macquarie Airports, a listed Australian fund focused on investment in airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group, a listed Australian-fund with investment in communications infrastructure

MCW	Macquarie CountryWide Trust
MCO CR-REIT	Macquarie Central Office Corporate Restructuring REIT
MDT	Macquarie DDR Trust
MGI	Macquarie Goodman Industrial Trust
MIG	Macquarie Infrastructure Group, a listed Australian fund focused on investment in toll roads
MLE	Macquarie Leisure Trust Group
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
MIS	Refer Macquarie Income Securities
Net fee and commission income	Fee and commission income *less* fee and commission expenses
Net interest income	Interest income *less* interest expense
Net loan losses	The impact on the Profit & Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statements.
Net other income	Other income *less* other expenses. This captures income that does not fit into one of the other statutory categories i.e. net interest income, net fee and commission income or trading income
Net Tangible Assets per Ordinary Share	(Total equity *less* Macquarie Income Securities *less* Outside equity interests *less* the Future Income Tax Benefit *plus* the Deferred Tax Liability) divided by the number of ordinary shares on issue at the end of the period.
Payout ratio	The interim/final dividend relating to the period expressed as a percentage of the profit after income tax attributable to the Bank's ordinary shareholders. The dividend does not necessarily need to be paid or provided as at the balance date. Special dividends are excluded.
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period.
Risk-Weighted Assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as "risk-weighted exposures")
Subordinated debt	Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 capital as explained in note 8 in section 3.8.
T&C	Treasury & Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions.
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4.
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-Weighted Assets.
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2.
Trading Income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to "trading" in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments.
Total Capital	Tier 1 Capital *plus* Tier 2 Capital *less* Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4.
Total Capital Ratio	Total Capital expressed as a percentage of Risk-Weighted Assets.
Upper Tier 2 Capital	Refer Tier 2 Capital

7. INDEX

MACQUARIE BANK

Macquarie Bank Limited

Result Announcement for the
Year Ended 31 March 2004

Presentation to Investors and Analysts

David Clarke, Executive Chairman

Allan Moss, Managing Director & Chief Executive Officer

Greg Ward, Chief Financial Officer

18 May 2004

MACQUARIE BANK

Agenda

1. Introduction	David Clarke
2. Highlights	Allan Moss
3. Analysis	Greg Ward
4. Group Comments Outlook	Allan Moss

Unless otherwise specified all information is for full year ended 31 March and increases are on the prior year.

Total shareholder return 625% since listing



Macquarie
All Ordinaries Accumulation Index
Index
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

All data as at 13 May 2004, indexed at 29 July 1996

Agenda

1. Introduction	David Clarke
2. Highlights	Allan Moss
3. Analysis	Greg Ward
4. Group Comments Outlook	Allan Moss

Unless otherwise specified all information is for full year ended 31 March and increases are on the prior year.

48% increase in profit

After tax (attributable to ordinary equity holders) 48% increase on FY 2003

FY 2004	FY 2003
A$494m	A$333m

Pre tax (attributable to ordinary equity holders) 53% increase on FY 2003

FY 2004	FY 2003
A$654m	A$428m

Profits almost doubled over 2 years

6.7 times over the decade



A$m
500
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

All Group contributions up on prior year


Index
180
160
140
120
100
80
60
40
20
0
2003
2004
Direct Investment
Funds Management
Financial Services
Banking & Property
Equity Markets
Treasury &
Commodities
Investment Banking

Percentage contribution based on management accounts pre-tax and pre-profit share, 2003 indexed to 100

Key drivers of exceptional year

- → Very favourable domestic and favourable international market conditions
  - → Equity markets performed well; strong Australian IPO market
  - → Strong property market
  - → Good corporate confidence
  - → Continued good credit quality
  - → Volatile AUD generated strong customer flows
- → Commitment to growth and investment initiatives in prior tougher years
- → Excellent staff performance and commitment throughout the Bank

Very active internationally

- → Strategic fund initiatives in Europe, North America, Asia and Africa
- → Continued international business growth includes:
  - → Global infrastructure
  - → Equity derivatives
  - → Oil and gas financing
  - → US mortgages
- → Acquisition of ING's Asian equities stockbroking (Macquarie Securities Asia) around 450 new staff across 15 countries

International income up 61%

31% of total income*



A$m
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

*Excluding earnings on capital

International staff up 72%

24% of total staff



Staff numbers
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

We are in every major financial centre

North America 320 staff | **Europe 287 staff** | **Asia 610 staff**



Vancouver
Seattle
Toronto
Chicago
New York
San Jose
Los Angeles
Memphis
San Diego
South Carolina
Houston
Jupiter
Sao Paulo
Dublin
London
Frankfurt
Munich
Paris
Vienna
Geneva
Cape Town
Johannesburg
Bahrain
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taiwan
Hong Kong
Bangkok
Manila
Labuan
Kuala Lumpur
Singapore
Jakarta
Auckland
Wellington
Christchurch

South America 16 staff | **Africa 19 staff** | **Australia 4,359 staff** | **NZ 105 staff**

Over 5,700 employees in 23 countries

MACQUARIE BANK

Focused businesses in Asia Pacific

Korea
- Corporate finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Infrastructure funds mgt
- Property funds mgt
- Traditional funds mgt
- Commodity derivatives
- Futures broking
- Financial markets derivatives
- Cross border leasing
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research
- Financial products

Japan
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure asset mgt
- Cross border leasing
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research

Beijing
- Corporate finance & advisory

Taiwan
- Traditional funds mgt
- Institutional stockbroking & research
- Leasing

Tianjin
- Property finance & advisory
- Property funds mgt
- Property development

Shanghai
- Property finance & advisory
- Property development
- Mortgages and securitisation
- Institutional stockbroking

Hong Kong
- Corporate finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Property funds mgt
- Commodity derivatives
- Cross border leasing
- Equity derivatives and structured products
- Institutional stockbroking & research
- Financial products

Malaysia
- Corporate finance & advisory
- Traditional funds mgt
- Financial products
- Research

Indonesia, Thailand & The Philippines
- Institutional stockbroking & research


Full service

Auckland
- Retail financial services & advisory
- Mainstream funds mgt
- Corporate finance & advisory
- Leasing
- Institutional stockbroking & research
- Financial products

Singapore
- Corporate finance & advisory
- Leasing
- Institutional stockbroking & research
- Financial products

Wellington
- Retail financial services & advisory
- Institutional stockbroking & research

Christchurch
- Retail financial services & advisory

MACQUARIE BANK

Focused businesses in the Americas

Vancouver
- Corporate finance & advisory
- Leasing

Toronto
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Leasing
- Financial products

Seattle
- Property finance

San Francisco
- Institutional stockbroking

San Jose
- Leasing

Los Angeles
- Property finance
- Financial products
- Golf course residential development

San Diego
- Leasing

Memphis
- Mortgages origination

Houston
- Energy finance



Jupiter
- Golf course residential development

Charleston
- Agricultural commodities trading & structuring

Boston
- Leasing

New York
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Real estate investment banking
- Metals & mining finance, structuring & trading
- Agricultural commodities marketing, trading & structuring
- Futures broking
- Energy markets derivatives marketing
- Financial products
- Cross border leasing
- Leasing
- Institutional stockbroking & research

Chicago
- Property funds mgt
- Real estate investment banking

Sao Paulo
- Equity derivatives marketing
- Agricultural commodities marketing, trading & structuring & trade finance

Focused businesses in Europe, Africa and the Middle East

MACQUARIE BANK



United Kingdom
- Corporate finance & advisory
- Infrastructure finance & advisory
- Wholesale property equity raising
- Specialised funds mgt
- Traditional funds mgt
- Metals and mining finance, structuring & trading
- Agricultural commodities
- Debt markets
- Futures broking
- Energy markets derivatives trading
- Equity derivatives and structured products
- Securities lending
- Cross border leasing
- Leasing
- Institutional stockbroking & research

France
- Leasing
- Institutional stockbroking

Ireland
- Leasing

South Africa
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Equity derivatives & structured products
- Capital markets structuring

Germany
- Corporate finance & advisory
- Infrastructure finance & advisory
- Equity derivatives and structured products
- Cross border leasing
- Leasing
- Institutional stockbroking

Austria
- Corporate finance & advisory
- Cross border leasing
- Leasing

Switzerland
- Institutional stockbroking

Bahrain
- Wholesale property equity raising

Managing A$63b in assets across the globe

MACQUARIE BANK



USA
- Detroit Windsor Tunnel
- SR125 South
- Parking Company of America Airports
- Avports Aviation
- Michigan Electric Transmission Co.
- Chicago Thermal*
- Atlantic Aviation*
- Macquarie DDR
- Macquarie Prologis
- Macquarie Countrywide
- Macquarie Office Trust

Portugal
- Tagus Crossings
- Algarve toll road
- Norte Litoral toll road

UK
- M6 Toll
- Yorkshire Link
- Bristol Airport
- Birmingham Airport
- South East Water

Sweden
- Arlanda Express

Germany
- Warnow Tunnel

Canada
- 407 ETR
- AltaLink
- Cardinal Power

Japan
- Hakone Turnpike
- Schroder Asian properties

Chile
- Talca-Chillan
- Temuco-Rio Bueno
- Collipulli-Temuco
- Santiago-Talca

Hong Kong, Singapore, China
Schroder Asian properties

New Zealand
- Macquarie Goodman
- Macquarie Countrywide

Africa
- N3 toll road
- N4 toll road
- Bakwena Platinum Corridor
- Kilimanjaro Airport (Tanzania)
- Airport Co. of SA
- Telkom Ucingo
- ICO Global

Italy
- Rome Airport
- Genoa Airport
- Lamezia Terme Airport

Spain
- Autema
- Ausol I
- Ausol II
- Europistas
- M45
- Artxanda
- Radial 4

South Korea
- Soojungsan Tunnel
- Kwangju toll road
- Daegu-Busan Expressway
- Baekyang Tunnel
- Machang Bridge
- Kukdong Building
- Schroder Asian properties

Australia
- Gorodok Ethane Pipeline
- Adelaide Airport
- Asia Pacific Transport
- Prospect Water
- Electranet SA
- Broadcast Australia
- Sydney Airport
- Macquarie Direct Investment
- Reef Networks
- Eastern Distributor
- M2, M4, M5, Westlink M7
- Transcore
- Airtrain Citylink
- Macquarie Countrywide
- Macquarie Office
- Macquarie Leisure
- Macquarie Goodman

In some cases, Macquarie or Macquarie Group member has partial interest in asset

* Subject to financial close

Transport services Utilities Roads Property Communications Airports Other

Large raisings by funds

A$4.6b raised since 1 April 2003*

→ Over 60% of funds raised from international investors



A$b
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0

Fund	Raising (A$)	Predominant locale of investors
MEIF	670	Europe
MEAP	476	Canada
KRIF	464	Korea
Four Corners	394	US & Australia
MFD	228	US retail
MPT	214	Canada inc. retail
MAP	173	Existing investors
AIIF	125	South Africa
MDT	706	Australia
MGI	423	Australia
MCW	173	Australia
MPR	119	Australia
Ascendas	154	Singapore inc. retail
MCO CR-REIT	101	Korea
Other	191	Australia

* Data to 14 May 2004

Agenda

1. Introduction	David Clarke
2. Highlights	Allan Moss
3. Analysis	Greg Ward
4. Group Comments Outlook	Allan Moss

A record year

	2004	2003
Profit after tax	A$494m	A$333m
Basic EPS	233 cents	165 cents
ROE	22.3%	18.0%
Ordinary dividend per share	122 cents	93 cents
Operating income	A$2,380m	A$1,834m
International income	31%	24%
Assets under management	A$63b	A$52b
Capital (Tier 1)	16.2%	19.0%

2003 ROE restated to exclude dividend accrued, but not declared, at 31 March 2003 as a result of a new accounting standard.

In this presentation, income and expenses relating to infrastructure assets held for resale have been classified as other income.

Operating income

30% increase - growth in all areas of income



A$m
1400
1200
1000
800
600
400
200
0
Fee and commission
Trading
Interest
Other
2002
2003
2004

Income and expenses relating to infrastructure assets held for resale have been classified as other income.

MACQUARIE BANK

Fee and commission income

18% increase

	2004 A$m	2003 A$m
Fee and commission income	**1,318**	**1,116**
Funds management	↑ 39%	
M&A, advisory, underwriting	↓ 6%	
Brokerage, commission, wrap and other	↑ 11%	
Banking, lending, securitisation	↑ 59%	
Financial products and cross border leasing	↑ 15%	

→ Strong growth in funds management fees driven by growth and performance of funds

→ M&A, advisory and underwriting down on a very strong prior year, which included Sydney and Rome Airports and AXA fees

MACQUARIE BANK

Significant transactions

2003	2004	Post 2004
AXA	Alinta/Aquila	Alinta/Duke Energy
Broadcast Australia	EAGM acquisition by Placer Dome	Proposed DUET listing
Constellation Brands/ BRL Hardy	Fosters/ALH	METC to MEAP
London Underground	Minara	Pacific Brands
Rome Airport	Promina IPO	PBL/Burswood
Sydney Airport	Trans Elect - Path 15	SEW and Arlanda to MEIF

→ Very strong 2003, with a number of large transactions

→ Significant market activity in 2004, with improved equity markets driving increased equity issuances

→ Post 2004 – reasonable pipeline of deals

MACQUARIE BANK

Funds management fees

39% increase


Base Fees
350
300
250
200
150
100
50
0
A$m
2002
2003
2004


Performance Fees
350
300
250
200
150
100
50
0
A$m
2002
2003
2004

■ FSG/FMG-wholesale ■ FSG/FMG - retail □ Infrastructure □ Property □ Development capital and other

→ Significant performance fees from MIG, MCG and Direct Investment funds

→ Base fees up 16% driven by MAP and MIG fees

MACQUARIE BANK

Growth in funds under management

3rd largest fund manager in Australia*


Assets under management
70
60
50
40
30
20
10
0
A$b
2000
2001
2002
2003
2004


Equity under management
70
60
50
40
30
20
10
0
A$b
2000
2001
2002
2003
2004

■ FSG/FMG-wholesale ■ FSG/FMG - retail □ Infrastructure □ Property □ Development capital and other

→ Total assets under management up 20% on prior year, equity under management up 16% on prior year

→ New funds include United Securities Investment Trust Corporation in Taiwan, Macquarie DDR and MEAP

→ Growth in assets of existing funds

* Rainmaker Information: December Quarter 2003, issued March 2003

MACQUARIE BANK

Trading income

40% increase to $562m


2003
2004
38%
29%
55%
15%
Equities
Commodities
Foreign Exchange
Interest Rate Products

- → Change in mix of trading income
- → Equities up significantly on prior year - especially HK, on the back of strong global equity markets
- → Foreign exchange up, driven by greater market share and turnover
- → Commodities down mainly due to lower volatility and and liquidity in the agricultural commodities market, particularly sugar

MACQUARIE BANK

Improvement in global equity markets


US: S&P500
Australia: ASX200
Hong Kong: Hang Seng
Index Apr 03=100
165
150
135
120
105
90
Apr 03
Jul 03
Oct 03
Jan 04
Apr 04
Monthly

Source: Datastream

Net interest income

11% increase

	2004			2003		
	Spread %	Volume A$b	Interest A$m	Spread %	Volume A$b	Interest A$m
Loan assets	2.9	10.4	297	2.5	10.0	247
Trading assets and other securities	0.5	10.2	53	0.5	8.5	46
Total interest bearing assets	1.7	20.6	350	1.6	18.5	293
Non-interest bearing assets			(46)			(19)
Total			**304**			**274**

→ Spreads on loan assets up due to change in mix of assets

→ Loan assets up due to increased mortgages, margin lending and leasing volumes

→ Expenses up due to increase in non-interest bearing assets, including equity investments and trading securities

Other income

Growth in income from equity investments

→ Asset realisations contributed A$128m including:

	A$m
East Africa Gold Mines	38
Innofin	14
Part interest in Sydney Futures Exchange	8
MDI (including Tower Technology, Repco, InvoCare, Staging Connections, JB HiFi)	46
Other	22

→ Growth in dividends/distributions and equity accounted income (up 180%) to $84m

Growth in equity investments*

Supporting business development


A$m
900
800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
MIG
KRIF
MCW
MOF
MAP
MAG
MCG
Other securities
Associates and joint ventures
Equity investments

→ Future growth in other income

→ Equity investment continue to grow, even after realisations

*Comprises equity investments, other listed and unlisted equity securities and investments in associates and incorporated joint ventures at book value

Diversity of international income


Region
New Zealand
4%
Europe
29%
Asia
30%
Africa
11%
Americas
26%
Group
TCG
18%
EMG
27%
IBG
43%
BPG
6%
FMG
2%
FSG
4%

→ All groups operating offshore

→ ING acquisition to strengthen presence in Asia

Diversity of income

MACQUARIE BANK

By business segment


Investment banking 32%
Asset & wealth management 30%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Up 23%
Up 44%
Institutional stockbroking
Retail and wholesale funds management and private client broking
Financial products
Banking and securitised lending
Commodities
Equipment and other leasing
Equity derivatives
Up 12%
Property lending
Up 35%
FX, futures, treasury and debt markets
Other lending
Lending 14%
Financial markets 24%

Operating expenses

MACQUARIE BANK

	2004 A$m	2003 A$m
Expense/income ratio	**71.2%**	**74.9%**
Employment expenses	1,235	967
Other expenses	460	407
Total	**1,695**	**1,374**

→ Employment expense leveraged to profitability
→ Other expenses up due to increased activity

Operating and support headcount

Leveraging our infrastructure



6,000
5,000
4,000
3,000
2,000
1,000
0
Headcount
2000
2001
2002
2003
2004
Operating
Support

- Growth in
  - BPG – mortgages and securitisation
  - FSG – private client advisers
  - IBG – Macquarie Securities Asia

Includes ING headcount of 447. ING acquisition is still subject to regulatory approval in certain jurisdictions.

Remuneration - peer comparatives



%
80
70
60
50
40
30
20
10
0
Remuneration (excluding options) as percent of revenue
MBL

Source: most recent statutory accounts/annual SEC filings
Includes AG Edwards, Bear Stearns, Citigroup, CSFB (USA), Deutsche Bank, Goldman Sachs, JP Morgan Chase, Legg Mason, Lehman Bros, Merrill Lynch, Morgan Stanley, UBS Group

ING update

Macquarie Securities Asia

- → Positive operating contribution since acquisition
- → Separation and integration of ING into Macquarie on track
  - → Completion expected by 31 July 2004
  - → Plans well progressed on rolling out Macquarie risk management framework, followed by separation of facilities, clients and IT systems from ING
- → High level of service to clients being maintained through transition period
- → Strategy remains
  - → To improve core equities business
  - → Develop Asian equity capital markets capabilities across industry groups
  - → Expand Equity Markets product offer across the region
- → Future profit contribution of the business still entirely dependent on the market and operating performance of the team

ING acquisition is still subject to regulatory approval in some jurisdictions.

Using our strong capital base

Balance sheet strength


A$m
2,500
2,000
1,500
1,000
500
0
20%
16%
12%
8%
4%
0%
12.9%
17.8%
19.0%
16.2%
2001
2002
2003
2004
Ordinary equity
MIS
CPS
Tier 1 Ratio

- →As foreshadowed, capital ratio is down due to strategic investments
- →Flexibility to continue investing for growth and sustainable profitability

Tier 1 ratio

	%
As at 31 March 2003	**19.0**
Increase in on-balance sheet RWA	(2.3)
Increase in off-balance sheet RWA	(0.7)
Increase in Tier 1 capital	0.2
As at 31 March 2004	**16.2**
Impact of post balance date transactions*	
South East Water	(0.1)
Arlanda	0.1
MEIF	(0.8)
DUET	(0.2)
Atlantic Aviation	(1.2)
Other	(0.8)
Adjusted Tier 1 ratio	**13.2**

* Tier 1 impact at completion of transaction.

Capital management and funding programme

Policy:

→ Approach is to be conservatively capitalised and maintain diversified funding sources

- → Support business initiatives, particularly specialised funds
- → Maintain counterparty and client confidence

Initiatives:

→ Strong organic growth in Tier 1 capital through

- → Retained earnings, Share Option and DRP schemes

→ Early conversion of CPS and buyback of shares

→ Recent subordinated and term debt issues during favourable market conditions

→ Market conditions remain attractive

- → Actively considering opportunities to further enhance funding programme including elements which may support our capital management objectives

Taxation

	2004 %	2003 %
Corporate tax rate	**30.0**	**30.0**
Group tax losses	-	(4.2)
Rate differential on offshore income	(4.3)	(3.0)
Other	(1.2)	(0.6)
Effective tax rate	**24.5**	**22.2**

→ Tax audit - settled in December 2003

→ Macquarie Income Securities

- → To be litigated in Federal Court July 2004
- → MBL confident of position

→ R&D syndicates

- → First litigated syndicate resolved in MBL's favour
- → Amended assessment received on second syndicate, MBL confident of position

Dividends and franking

Increasing returns to shareholders

	2004		2003	
	cps	Franking	cps	Franking
Interim	52	90%	41	85%
Final	70	90%	52	100%
Special	-	-	50	100%

→ Ordinary dividend growth of 31%

→ Full year payout ratio of 53.2% within target range of 50-60%

Agenda

1. Introduction	David Clarke
2. Highlights	Allan Moss
3. Analysis	Greg Ward
4. Group Comments Outlook	Allan Moss

Investment Banking



Comments on the full year:

→ Very strong result – 46% up on pcp

Corporate Finance – 27% of MBL

→ Strong contribution – well up on pcp

→ Improved market conditions, strong advisory and equity capital markets deal flow across six specialist industry group sectors

→ New infrastructure specialised fund initiatives in Australia, Europe, Canada, US, Asia and Africa

→ Assets under management including undrawn commitments increased 13% from A$15.8b to A$17.8b

Financial Products – 6% of MBL

→ Contribution well up on pcp, new retail and wholesale product offerings, cross-border leasing markets remain very subdued

Investment Banking (cont.)

Other – 11% of MBL

Macquarie Capital

- Continued growth in leasing books by 30% from A$2.3b to A$3.0b

Institutional Stockbroking

- Strong result – very significantly up on pcp
- Acquisition of ING Asian equities business - Macquarie Securities Asia, major initiative providing critical mass in institutional stockbroking in the region

Post balance date:

- Two new funds established - Macquarie European Infrastructure Fund (MEIF) and Macquarie Power Income Fund (MPT) (Canada)

Current operating environment:

- Experiencing strong business activity and reasonable pipeline

Investment Banking (cont.)

Outlook:

- International integrated investment bank strategy to continue to provide opportunities
- Expect to maintain leading market positions
- Continued focus on offshore activities:
  - developing opportunities in Asia
  - growth in new and existing infrastructure funds and asset classes
  - pursue non-US leasing opportunities (Germany, Japan)
- Macquarie Securities Asia expected to strengthen investment banking businesses in the region
- Profitability dependent on market conditions, transaction completion and fund performance

MACQUARIE BANK

Treasury and Commodities



Comments on the full year:

- Record year - 18% up on pcp, strong result driven by increased market shares in a variety of products
- Major contributions from Metals & Mining and Foreign Exchange, good result from Debt Markets, Treasury and Futures solid
- Agricultural Commodities significantly down on very strong pcp reflecting lower volatility and liquidity
- New businesses performed well:
    - Energy Markets starting to contribute
    - Energy financing business within Metals and Mining
    - Cotton trading in North America, new Australian business commenced during the year
- Cost and risk profile consistent with previous years

MACQUARIE BANK

Treasury and Commodities (cont.)

Current operating environment:

- Mixed market conditions
- General volatility and transaction volumes satisfactory
- Stronger equity markets and some higher commodity prices reducing corporate debt and hedging requirements in gold and base metals

Outlook:

- Future performance reliant on market conditions
- Some resilience against market conditions due to continued strong domestic market positions and growth in commodities businesses offshore
- Continued selective expansion, product innovation and business diversity

Equity Markets


14%

Comments on the full year:

- Record result, up 382% on pcp, all businesses performing well
- Benefited from improved equity market conditions and new products
- Hong Kong – record result, over half the Group's contribution; leading warrant issuer, diversified product range, improved market conditions
- Australia – record result, position as leading warrant issuer maintained, further diversification of product range
- South Africa – strong result, exceeded pcp result with previous business partner in first year
- Japan – increased contribution; Brazil – profitable; Korea – small loss due to start-up costs

Equity Markets (cont.)

- International Trading Desk – significantly increased contribution
- International Structuring – good contribution from structured products including equity swaps and equity linked notes out of Europe and some large one-off structured equity transactions

Current operating environment:

- Varies from market to market

Outlook:

- More diversified business, well placed if current conditions continue
- Initiatives include:
  - Hedge fund business;
  - Full scale trading in Korea with Woori Bank
  - Negotiating equity derivatives alliance with Banco do Brasil
  - Further expansion across Asia leveraging Macquarie Securities Asia infrastructure
- Although diversification means reduced vulnerability, not immune to market downturns

Banking and Property


13%

Comments on the full year:

- → Overall contribution 13% up on pcp, record contribution from Property, solid results from other businesses
- → Property assets under management (including associates) increased 51% from A$7.2b to A$10.9b – a top 3 Australian listed property trust manager*
  - → Macquarie Central Office CR-REIT, first Korean REIT managed by a foreign entity
  - → Macquarie DDR Trust listed on ASX
- → Property financing business a strong contributor, continued growth in US
- → Property Investment Banking participated in over A$3b of property transactions, many international
- → Golf and Leisure up 100% on pcp, Medallist continues strong growth
- → Banking marginally down on strong pcp, record loan & deposit volumes

*Source: ASX, market capitalisation

Banking and Property (cont.)

- → Margin lending up, growth in core lending, margin and capital protected loans
- → Continuing to invest in mortgage businesses in US and China

Current operating environment:

- → Experiencing strong deal flow
- → Increased client interest in equity markets provides continuing opportunities for margin lending products
- → Strong performances by listed property trusts encouraging further growth

Outlook:

- → Well positioned for further selective expansion in both domestic and international markets
- → Some areas of the residential property market expected to soften in 2004
- → Strong international growth expected to offset impact of any possible slowdown in domestic lending

Financial Services


5%

Comments on the full year:

- → Up 353% on pcp; the result of four years of strategic investment and development, improved equity markets and an asset realisation
- → Retail financial services – an Australian leader, boosted by integration of Hartleys brokers and increased client base
- → A$14m profit on sale of South African joint venture interest
- → Continued increase in annuity based income through Wrap, CMT and retail superannuation products:
  - → Wrap up 44% to A$9.1b; CMT up 6% A$9.3b
  - → Agreement with ING Australia to provide systems and administration for ING Wrap
- → Alternative asset product manufacturing business launched in NZ with collateralised debt obligation product (CDO) "Generator"

Financial Services (cont.)

Current operating environment:

- → Improved equity markets support continued growth
- → Continuing strong inflows into Wrap platforms
- → Continued use of cash management trusts among independent financial advisers

Outlook:

- → Continuing to investigate both domestic and international investment opportunities
- → Continuing to manufacture and distribute alternative asset products to meet client demand; Australian Generator CDO product launched post balance date
- → Will continue to benefit from positive Australian private investor sentiment and continued strong inflows

Funds Management


1%

Comments on the year:

- Contribution marginally up on pcp
- Total assets under management up 18% from A$30.7b to A$36.2b, international joint venture funds (Macquarie share) up 63%
- Good flows into cash, fixed interest and property funds; 7 new products launched in equities, private equity, cash and currency

Current operating environment / Outlook:

- Benign conditions for inflows across diverse asset classes expected to support stronger growth
- Expansion opportunities in Australian retail market, development of alternative asset products and continued search for joint venture opportunities in Asia

Macquarie Direct Investment


6%

Comments on the full year:

- Very substantial increase in earnings due to a record number of investment realisations during the year
- Realisations the culmination of years of investment, excellent results from:
  - Sabco and Tower Technology
  - MIT III: Repco, JB Hi-Fi, InvoCare and Staging Connections

Post balance date:

- Part realisation of CH4 on April listing

Outlook:

- Further realisations expected during calendar 2004, though fewer than last year
- Earnings will be satisfactory but lower than record 2004 profit
- MIT IV second close expected during 2004, third/final close early 2005

Risk Management is the key focus for senior management

→ Risk Management is top priority for senior managers

→ Strong risk management systems and culture

→ Breaches of limits are taken seriously and without regard to impact on profit

→ Focus on:

  → Understanding and monitoring risks

  → Only taking risks appropriate to opportunities

  → Not preventing all losses

There are risks in property market but we are not unduly concerned about the Australian environment

→ Housing affordability has deteriorated and some sectors are suffering, particularly investment apartments

→ But much more affordable than the late 1980s, especially taking account of dual incomes

→ House price growth has peaked: expect more volatility and diversity rather than a hard landing across the board

→ Interest rates not expected to force sales

→ High employment / high migration

Housing affordability – single income

LVR of 75%, mortgage payments as % single wages (male)



90%
80%
70%
60%
50%
40%
30%
20%
10%
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Sydney
Melbourne
Brisbane
Perth
Adelaide

Housing affordability – more dual income households

LVR of 75%, mortgage payments as % wages: based on % dual incomes with mortgages



90%
80%
70%
60%
50%
40%
30%
20%
10%
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Sydney
Melbourne
Brisbane
Perth
Adelaide

It will be important to monitor international economic developments in 2004/5

US budget and current account twin deficits



US Budget Balance
Current Account Balance
% of GDP
4
2
0
-2
-4
-6
80/81
82/83
84/85
86/87
88/89
90/91
92/93
94/95
96/97
98/99
00/01
02/03
Year to September

It will be important to monitor international economic developments in 2004/5

Japanese currency intervention at record levels



Japanese Currency Intervention
¥ Billion
16000
12000
8000
4000
0
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Quarterly

Source: Japanese Ministry of Finance

It will be important to monitor international economic developments in 2004/5

Regional trade has become dependent on China



US$ Million
China's Exports to:
Taiwan
Philippines
Singapore
Thailand
Korea
Australia
7000
6000
5000
4000
3000
2000
1000
0
Jan 93
Sep 96
May 00
Mar 04
US$ Million
China's Imports from:
Taiwan
Philippines
Singapore
Thailand
Korea
Australia
16000
14000
12000
10000
8000
6000
4000
2000
0
Jan 93
Sep 96
May 00
Mar 04
Monthly

Source: CEIC Asia database

Overall outlook

- → Environment over next 12 months may not be as favourable, particularly because of international markets and especially international equity markets
- → As previously stated, repeating the result will be challenging as 2004:
  - → Benefited from very favourable domestic, and favourable international, market conditions
  - → Benefited significantly from asset realisations at a level unlikely to be repeated in 2005
- → However, we are well placed due to:
  - → Good businesses
  - → Diversification
  - → Committed quality staff
  - → Effective prudential controls

Overall outlook

- → Expect continued growth in revenue and earnings across most businesses over medium term, subject to market conditions not deteriorating materially
- → We expect continued growth in international businesses
- → We will maintain our long-term strategy
  - → Full service in Australia
  - → Focused international operations
  - → Continuing to invest in growth through the cycle

Macquarie Bank Limited

Result Announcement for the Year Ended 31 March 2004

Presentation to Investors and Analysts

David Clarke, Executive Chairman

Allan Moss, Managing Director & Chief Executive Officer

Greg Ward, Chief Financial Officer

18 May 2004

Glossary

AIIF	African Infrastructure Investment Fund
Ascendas	Ascendas Real Estate Investment Trust
AUD/$A	Australian dollar
BPG	Banking and Property Group
CMT	Cash Management Trust
CPS	Converting Preference Shares
cps	Cents per share
DUET	Diversified Utilities Energy Trust
EMG	Equity Markets Group
EPS	Earnings per share
FMG	Funds Management Group
FSG	Financial Services Group
FY	Full year
GDP	Gross Domestic Product
HK	Hong Kong
IBG	Investment Banking Group
IPO	Initial public offering
KRIF	Korean Road Infrastructure Fund
LVR	Loan-to-value ratio
M&A	Mergers and acquisitions
MAG	Macquarie Airports Group

MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCO-CR REIT	Macquarie Central Office Corporate Restructuring REIT
MCW	Macquarie CountryWide Trust
MDI	Macquarie Direct Investment
MDT	Macquarie DDR Trust
MEAP	Macquarie Essential Assets Partnership
MEIF	Macquarie European Infrastructure Fund
METC	Michigan Electric Transmission Company LLC
MFD	Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund
MGI	Macquarie Goodman Industrial Trust
MIG	Macquarie Infrastructure Group
MIS	Macquarie Income Securities
MIT III/IV	Macquarie Investment Trusts III & IV
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund (Canada)
NZ	New Zealand
R&D	Research and development
ROE	Return on equity
RWA	Risk Weighted Assets
SEW	South East Water PLC
TCG	Treasury and Commodities Group
US	United States of America

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

ASX/News Release Tuesday May 18, 2004

MACQUARIE BANK ANNOUNCES 48 PER CENT PROFIT INCREASE AND 61 PER CENT INCREASE IN INTERNATIONAL INCOME

Macquarie Bank today announced a $494 million after tax profit attributable to ordinary equity holders for the year ended March 31, 2004.

The result is an increase of 48 per cent over the $333 million profit for the year ended March 31, 2003. Basic earnings per share increased 41 per cent to $2.33 from $1.65 for the previous year.

Pre-tax profit attributable to ordinary equity holders rose by 53 per cent to $654 million from $428 million.

Macquarie Bank Chairman David Clarke said the Bank will pay a final dividend of $0.70 per ordinary share franked to 90 per cent for the year ended March 31, 2004. This brings total dividends for the year to $1.22 per ordinary share, compared with last year's ordinary dividends of $0.93 per ordinary share (excluding the special dividend of $0.50 per ordinary share).

"Since listing on the Australian Stock Exchange in 1996 the Bank has delivered a better total shareholder return (TSR) than all the companies which comprised the ASX Top 50 companies index at that time (assuming reinvestment of all dividends and accounting for all corporate actions)," Mr Clarke said.

"We are pleased to be reporting another record result for our shareholders. The Bank has benefited from extremely favourable domestic, and favourable international, market conditions. This result is almost double that achieved just two years ago," he said.

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said the year was characterised by strong international business growth and solid profit contributions from all major business groups as well as Macquarie Direct Investment.

"We have been very active internationally," Mr Moss said. "Our international income for the year was up 61 per cent, contributing more than 30 per cent of total income (excluding earnings on capital), despite the weak US dollar.

"Our international strategy has been to focus where our particular skills and expertise can deliver significant value to our clients. This strategy has served us well.

"During the year we embarked on some strategic fund initiatives in Europe, North America, Asia and Africa, while we continued to grow our offshore businesses in areas including infrastructure, equity derivatives, US mortgages and oil and gas financing. This year we also acquired ING's Asian equities businesses, giving us a solid institutional stockbroking platform in the Asia-Pacific region.

"Our commitment to growth and investment initiatives in prior tougher years has also paid off. The Investment Banking Group performed very well, posting a 46 per cent increase in results, while the Treasury and Commodities, Equity Markets and Banking and Property Groups also had record years.

"Four years of strategic investment and development benefited the Financial Services Group, which reported an outstanding increase in profit. The Funds Management Group's results were also slightly ahead of the previous year, while Macquarie Direct Investment made a very substantial increase in earnings due to a record number of realisations during the financial year."

Macquarie is now the third largest fund manager in Australia. Total assets under management increased by $11 billion to $63 billion, with significant increases from growth in Macquarie's specialist infrastructure and property funds.

Mr Moss said staff performance and commitment had been excellent throughout the Bank and that staff numbers had risen 18 per cent during the year to approximately 5,700. This includes the addition of around 450 staff as a result of the acquisition of ING's Asian equities businesses.

Mr Moss said the top priority for senior managers was risk management. "The Bank's policy is not to eliminate all risks but to manage risks appropriately," he said.

FINANCIAL HIGHLIGHTS

The Bank remains very strongly capitalised with a Tier 1 ratio of 16.2 per cent. As previously stated, capital ratios are expected to reduce as the Bank grows. Total income from ordinary activities for the year was $2,380 million, up 30 per cent from $1,834 million for the prior year. Net fee and commission income rose by 18 per cent to $1,318 million from $1,116 million, while the contribution from trading income rose by 40 per cent to $562 million from $402 million in the previous year. Net interest income rose by 11 per cent to $304 million, from $274 million previously. Other income increased significantly to $196 million from $42 million for the prior year.

GROUP OPERATING HIGHLIGHTS

Investment Banking Group had a very strong year, recording a 46 per cent rise in profit compared with the prior year, driven by improved market conditions and strong market share with deal flow across the group consistently strong.

Corporate Finance maintained its leading market positions with roles advising Alinta/DUET on the acquisition of Aquila's Australian energy assets, Foster's Group Limited on the divestment of its Australian Leisure and Hospitality division, Macquarie Goodman Industrial Trust on the acquisition of the AMP Industrial Trust, and assisting PT Bumi Resource's acquisition of PT Kaltim Prima Coal in Indonesia.. Equity capital markets activity was particularly strong with Macquarie securing joint lead manager roles on the IPOs of Promina, Pacific Brands, Macquarie DDR Trust and the AMP rights issue.

In line with its strategy, the Bank continued to expand its infrastructure and specialised funds across domestic and international markets. The growth in the infrastructure and specialised funds saw assets under management, including undrawn commitments, increase by 13 per cent to $17.8 billion and the establishment of three new international funds:

- Macquarie Essential Assets Partnership (MEAP) - an unlisted fund focusing on investments in regulated and utility assets in North America;
- Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD) - a listed US closed-end fund focusing on investing in listed infrastructure stocks;
- African Infrastructure Investment Fund (AIIF) - an unlisted fund focusing predominantly on investing in South African infrastructure assets, established as a joint venture between Macquarie Bank and Old Mutual Asset Managers of South Africa.

Other infrastructure initiatives include:

- Global Infrastructure Fund II (GIF II) - an Australian unlisted closed-end fund focusing on smaller investments in infrastructure assets in OECD countries.
- Diversified Utilities Energy Trust (DUET) – an Australian based energy utility fund which is proposing to list on the Australian Stock Exchange later in 2004 as a joint venture between Macquarie Bank and AMP Capital.
- Japan Infrastructure Group (JIG) – established as a joint venture between Macquarie Bank and the Development Bank of Japan with a mandate to invest in Japanese infrastructure assets, acquired the Hakone Turnpike south-west of Tokyo.
- Korean Road Infrastructure Fund (KRIF) - achieved a third close and announced two new investments in the Baekyang Tunnel and Machang Bridge in Korea.

Macquarie Capital continued to broaden its global product mix, with leasing books increasing 30 per cent to $3 billion from $2.3 billion.

The overall contribution from Financial Products was up on the prior year. Cross-border leasing markets remain very subdued.

Institutional Stockbroking contributed a result significantly up on the prior year due to improved market share, strong market volumes and increased revenues from brokerage and issuance fees. A highlight of the year was the announcement of the acquisition of ING's Asian equities businesses which included the addition of approximately 450 new staff. This business will be known as Macquarie Securities Asia and is expected to significantly strengthen Macquarie's existing equities distribution capabilities and provide opportunities to broaden Macquarie's overall investment banking activities in the Asia-Pacific region.

The Bank assumed the economic benefit and risk of ING's Asian equities businesses from March 1, 2004. Completion of the purchase is subject to regulatory approvals with formal close expected by July 31, 2004.

In **Treasury and Commodities Group,** a record result was achieved with profit rising 18 per cent on the prior year, driven by increased market shares in a variety of products.

Importantly, costs and risk profile were consistent with previous years.

The Metals and Mining Division contributed another record result as did the Foreign Exchange and Debt Markets Divisions. The Debt Markets Division's strong year was acknowledged by the industry with awards from many leading publications, including Thomson Financial, Finance Asia and INSTO Magazine.

The new Energy Markets Division successfully grew its customer base and provided a positive contribution to the Group's result. In its first full year of operation, the Division has developed a broad customer base across the energy sector, including producers, refiners, airlines and shipping companies.

The contribution from the Agricultural Commodities Division was significantly down on a very strong prior year, reflecting lower volatility and liquidity. The North American physical cotton trading business made a solid contribution and the Division opened an Australian physical cotton trading business during the year.

Equity Markets Group achieved a record profit, very significantly lifting its contribution to the Bank's result. The Group benefited from a more diverse business mix and better market conditions in several of the global equity markets in which it operates.

The Group's Hong Kong business produced a record result, despite the significant depreciation of the Hong Kong dollar against the Australian dollar. The business has significantly increased its market volumes to become the leading issuer in local warrants and a major issuer of unlisted equity-linked products. Hong Kong also successfully diversified both its product range and its customer distribution channels and achieved strong sales in higher margin structured products.

The Australian operation also achieved a record result, increasing the diversity of its product offering and maintaining a leading market share, particularly in warrant issuance.

Good contributions were made by a number of new businesses, in particular the South African business alliance with Nedbank Limited, which was in its first year, and the International Trading and International Structuring businesses.

Banking and Property Group posted its sixth consecutive record profit, with a 13 per cent profit rise on the prior year. Solid contributions were recorded from the Property, Securitisation, Banking and Golf and Leisure businesses.

Property Investment Banking participated in transactions totaling more than $3 billion, many international, and directly raised equity and debt of $400 million. Property assets under management (including associates) increased by 51 per cent from $7.2 billion to $10.9 billion, making Macquarie among the top three Australian listed property trust managers.

The profit contribution from Golf and Leisure, which combines development, finance, funds management and advisory services for the leisure and lifestyle industry, was up 100 per cent on the prior year.

The Banking Division delivered another strong profit contribution, although it was marginally down on the prior year due to increased investment in new product development. The Division is positioned for further future growth following the launch of four new products. Client numbers and loan and deposit volumes grew, while investment in new product development and continued upgrade of the core IT platform improved the Division's services and efficiency.

Margin Lending was up on the prior year, achieving significant growth in its core lending products, margin loans and capital protected loans. In the year to December 2003, the Division's margin loan portfolio grew at twice the industry's average. In the year ended March 31, 2004, it increased by more than 31 per cent to in excess of $940 million.

Mortgages and Securitisation experienced a significant increase in new business through both its retail and wholesale channels. The Division's Australian mortgage portfolio grew by 25 per cent to more than $11.6 billion from $9.3 billion during the year to March 31, 2004. In addition, the Division's US and Chinese mortgage businesses continue to grow, with the US business closing almost $1 billion in loans during the year ended March 31, 2004.

Financial Services Group's profit more than tripled. The significant increase was the culmination of four years of strategic investment and development, continued strong inflows into major products, and improved equity markets. The Group also benefited from the realisation of its one-third interest in Innofin, its South African joint venture with Sanlam, which contributed $14 million profit to the group. Wrap assets under administration increased 44 percent to $9.1 billion from $6.3 billion and the Macquarie Cash Management Trust grew 6 per cent to $9.3 billion from $8.8 billion. The successful integration of 46 Hartley's Limited brokers and their clients considerably increased the Group's market share and consolidated its position in the top tier of retail brokers.

Funds Management Group's profit contribution was marginally up on the prior year and assets under management increased by 18 per cent to $36.2 billion from $30.7 billion. This growth was primarily driven by the group's institutional business in Australia and the expansion of its Asian joint ventures.

Macquarie Direct Investment, the Bank's private equity division, recorded a substantial increase in earnings due to a record number of investment realisations during the year. These realisations represent the culmination of years of investment. A record number of medium to long-term investments were realised this year, including Sabco, Tower Technology, JB Hi-Fi, Repco, InvoCare and Staging Connections. Macquarie Investment Trust III's realisations delivered excellent results, although these were to some extent offset by a disappointing outcome on Western Metals and the final sale of Nardell Coal at a loss.

HIGHLIGHTS SINCE BALANCE DATE

- The Bank agreed to acquire Executive Air Support, an airport services company that owns and operates a network of ten Fixed Based Operations businesses in the United States, for $324 million. The Bank is exploring a range of options for the business including the potential transfer to a Macquarie managed fund, company or partnership.
- The Macquarie European Infrastructure Fund (MEIF) achieved first close with initial commitments of $670 million from institutional investors. Its seed assets included an interest in UK water utility, South East Water and Arlanda Express, the Swedish high speed airport rail link.
- The Bank closed its initial public offering and commenced trading of the Macquarie Power Income Fund on the Toronto Stock Exchange. The Fund will seek out

investments primarily in operating power generating assets, predominantly in Canada and the United States.

- Macquarie DDR Trust raised approximately $281 million through a public offer of new trust units to partially fund the acquisition of a $722 million portfolio of 12 community shopping centres across the United States
- Macquarie ProLogis Trust completed an institutional placement raising $73.8 million and acquired six further high quality industrial properties for its US portfolio
- The Bank completed the acquisition of units in the unlisted Diversified Utilities and Energy Trusts (DUET), with a value of approximately $120 million, from AMP Life Limited
- MEAP achieved final close after securing a further $134 million in commitments from Canadian investors, taking its total commitment to $476 million.

DIVIDEND POLICY

The Bank's dividend policy is to target a full year payout ratio in the range of 50 per cent to 60 per cent and a franking rate of at least 80 per cent. The final ordinary dividend has increased by 18 cents to 70 cents per share and is franked at 90 per cent, representing a full year payout ratio of 53.2 per cent.

OUTLOOK

Mr Moss said the Bank benefited in the year ended March 31, 2004, from very favourable domestic and favourable international market conditions and from significant asset realisations. However, the environment over the next 12 months may not be as favourable, especially internationally. Repeating the 2004 result for the year ending March 31, 2005, will be challenging.

"Over the medium-term we expect continued growth in revenue and earnings across most businesses, subject to market conditions not deteriorating materially.

"We will maintain our long-term strategy of full service in Australia and focused international operations and will continue to invest in growth through the cycle. We are well positioned because we have good businesses, effective prudential controls and committed quality staff," Mr Moss said.

For further information, including copies of the analyst and investor presentation and associated financials, please contact:

Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102
Erica Sibree, Investor Relations, Macquarie Bank Limited	02 8232 5008

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

APPENDIX 4E
ANNUAL REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

YEAR ENDED 31 MARCH 2004

1 Details of the reporting period and the previous corresponding period

	Current period: 1 April 2003 to 31 March 2004 Prior corresponding period: 1 April 2002 to 31 March 2003

2 Results For Announcement To The Market

	Key information	Year ended 31 March 2004 $M	Year ended 31 March 2003 $M	% Change
2.1	**Income from ordinary activities**	2,465	1,890	30%
2.2	**Profit/(loss) from ordinary activities after tax attributable to equity holders**	521	361	44%
2.3	**Net profit/loss attributable to ordinary shareholders**	494	333	48%

2.4	Dividends	Amount per security	Franked amount per security
	Interim dividend	52 cents	90%
	Final dividend (declared, not yet provided at 31 March 2004, in accordance with AASB 1044)	70 cents	90%
	Special dividend	-	-
2.5	**Record date for determining entitlements to the dividends**		
	Record date for the final ordinary dividend is 28 May 2004.		

2.6	Commentary
	For the year ended 31 March 2004, Macquarie Bank Limited achieved a record annual result with a net profit after income tax attributable to ordinary shareholders of $494 million. This was up 48% on the prior corresponding period. Total income from ordinary activities increased to $2,465 million, an increase of 30% on the prior corresponding period. Total expenses from ordinary activities increased to $1,780 million. This was 24% up on the prior corresponding period. Basic earnings per share (EPS) has increased to 233.0 cents, 41% up on the prior corresponding period. Refer to the 2004 Results Announcement for more details.

3 Statement of financial performance

	Refer to Attachment A.

4 Statement of financial position

Refer to Attachment A.

5 Statement of cash flows

Refer to Attachment A.

6 Dividend details

	Year ended 31 March 2004 $M	Year ended 31 March 2003 $M
Ordinary share capital		
Final dividend provided:		
Nil (2003: 52) cents per share	-	106
Interim dividend paid:		
52 (2003: 41) cents per share	113	83
Special dividend provided:		
Nil (2003: 50) cents per share	-	102

There is no provision for final dividend in respect of the financial year ended 31 March 2004 as a result of a change in accounting policy. The economic entity has adopted the new Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 April 2003. A provision for dividends is now recognised at the time the dividends are declared, determined or publicly recommended. Previously the Bank recognised a provision for dividend in the reporting period to which the dividend related even though the dividend was declared or announced after the end of the reporting period.

The interim dividend paid during the financial year ended 31 March 2004 was 90% franked at 30% (2003: 85% franked at 30%).

Since year end, the Directors have declared the payment of a final dividend of 70 cents per fully paid ordinary shares, 90% franked at 30%. The aggregate amount of the final dividend to be paid on 2 July 2004 out of retained profits at 31 March 2004, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends is, $151 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2004.

Converting preference shares

Dividends on these shares of $5 million (2003: $11 million) have been charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

The dividend paid on 25 September 2003 was fully franked at 30%.The dividend paid on 16 June 2003 was fully franked at 30% and the dividend paid on 16 December 2002 was 85% franked at 30%.

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares on 25 September 2003.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2004 (net of distributions previously provided) were $21 million (2003: $23 million). Distributions provided at 31 March 2004 are $6 million (2003: $5 million). The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

7 Dividend or distribution reinvestment plan details

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value On 30 October 2003, the 2.5% discount which had been provided on the DRP was reduced to nil. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

8 Retained earnings

	Year ended 31 March 2004 $M	Year ended 31 March 2003 $M
Balance at the beginning of the financial year	659	617
Profit from ordinary activities after income tax attributable to members	521	361
Distributions paid or provided on Macquarie Income Securities	(27)	(28)
Dividends paid or provided on ordinary share capital	(113)	(291)
Total retained earnings	1,040	659

9 Net tangible asset per security

	Year ended 31 March 2004 $	Year ended 31 March 2003 $
Ordinary shares	10.72	8.23

10 Control gained or lost over entities in the financial year, and those having material effect

Name of entities where control was gained in the financial year	Date Control Gained
Four Corners Capital Management LLC	13-Aug-03
Mac IT 2000 Trust	31-Aug-03
Mellon Brascan Money Market FIF	31-Aug-03
Pipeway Limited	1-Oct-03
Cempipe Limited	1-Oct-03
Mainsaver Inc	1-Oct-03
ISL Systems Inc	1-Oct-03
Saur Water Services Plc	1-Oct-03
Dynamco Limited	1-Oct-03
Optimum Information Systems Limited	1-Oct-03
South East Water Plc	1-Oct-03
Mid-Sussex Water Limited	1-Oct-03
Eastbourne Water Plc	1-Oct-03
Mid Southern Water Plc	1-Oct-03
West Kent Water Plc	1-Oct-03
Wilmington Investment Funds No. 1 LLC	12-Feb-04
Mongoose Acquisition LLC	3-Mar-04
Mongoose Pty Limited	3-Mar-04
Macquarie-IMM Asset Management Co Limited	1-Jun-03
OMNI Leisure Operations Limited	30-Jun-03
ING International Holdings (UK) Limited	8-Mar-04
A-Train AB	15-Jan-04
A-Train Invest AB	15-Jan-04

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

Name of entities where control was lost in the financial year	Date Control Lost
Global Debt Investments No. 3 Pty Limited	26-Sep-03
Macquarie Essential Assets Partnership	16-May-03
Macquarie Real Estate Equity Fund No.2 Pty Limited	13-Aug-03
Macquarie Transmission Alberta Limited	16-May-03
ntl Telecommunications Pty Limited	8-Sep-03
The Global Debt Limited Partnership	26-Sep-03
Pipeway Limited	1-Dec-03
Cempipe Limited	1-Dec-03
Mainsaver Inc	1-Dec-03
ISL Systems Inc	1-Dec-03
Macquarie DDR Management Limited	27-Feb-04
MJL Delta Limited	31-Mar-04
Japan Infrastructure Group Co. Limited	31-Mar-04

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

11 Investment associates and joint ventures

Name	Ownership Interest (%)
AmInvestment Management Sdn Bhd (Malaysia)	30
AmInvestment Services Bhd (Malaysia)	30
Austian (Tianjin) Real Estate Development Co. Limited (China)	50
Bondi Beach Railway Pty Limited	50
The Cannery Unit Trust	20
Concept Blue Finance Pty Ltd	50
Coriolis Holdings Pty Limited	50
Dun & Bradstreet Consumer Credit Pty Limited	29
East Coast Portfolio Trust	27
Edenbrooke Village Pty Limited	50
First China Property Group Limited (Hong Kong)	50
First Southern Crown Limited	30
Gen Y Limited	20
Hakone Turnpike Limited	50
Helmsman Funds Management Limited	50
Helmsman Funds Management Pty Limited	50
ICA Property Group Pty Limited	45
Japan Infrastructure Group Co. Limited (Japan)	50
Kuraby Developments Pty Ltd	50
Leisure Equity Partners Pty Limited	50
Macquarie Capital Partners LLC (United States)	58
Macquarie CCY Feeder Fund (Bermuda)	39
Macquarie Central Office CR-REIT (Korea)	22
Macquarie FX Feeder Fund (Bermuda)	39
Macquarie FX Feeder Fund No. 2 (Bermuda)	39
Macquarie Goodman Management Limited	40
Macquarie Offshore Feeder Fund (Bermuda)	39
Macquarie Offshore Feeder Fund No. 2 (Bermuda)	39
Macquarie Offshore Feeder Fund No. 3 (Bermuda)	39
Macquarie Pro-Logis Management LLC (United States)	50
Macquarie Real Estate Equity Fund No. 1 Pty Limited	23
Macquarie Real Estate Equity Fund No. 2 Pty Limited	20
Macquarie Securitisation Shanghai Co. Limited (China)	50
Macquarie Shinhan Infrastructure Management Co. Limited (Korea)	80
Macquarie Syndication (No. 17) Pty Limited	50
Medallist Developments Pty Limited	70
Medallist Development Trust	70
Medallist Holdings Inc. (United States)	80
Medallist Schofields Trust	50
Medallist Springfield Unit Trust	50
Medallist Vintage Trust	50
Mining Equipment Company Pty Limited	45
Moodmessaging Pty Limited	30
MP Management LLC (United States)	50
MPI Private Trustee Limited (Bermuda)	50
Oxton Custodian Pty Limited	49
Proximity Development Pty Ltd	33
Ringwood Superabrasives Pty Limited	22
River Links Development Pty Limited	41
RMAC Australia Pty Limited	50
Securiclear Pty Limited	50
SHI Holdings Pty Limited	20
Shinhan Macquarie Financial Advisory Co Limited (Korea)	49
Smartsalary Pty Limited	20

11 Investment associates and joint ventures (continued)

Name	Ownership Interest (%)
Southern African Infrastructure Funds Managers (Proprietary) Limited (South Africa)	50
Tasman Economics Pty Limited	25
The Financial Arena Pty Limited	20
Tianjin Macquarie Property Development Management Co. Limited (China)	50
United Securities Investment Trust Enterprise (Taiwan)	40
Vytel Spectrum Pty Limited	50

The above entities did not contribute materially to the reporting entity's profit from ordinary activities

12 Other information

a. Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately 8.6 million employee options on the same basis as previous years. These options are expected to be granted in July or August 2004.

b. For more detailed information on the entity's financial performance and financial position, refer to the 2004 Results Announcement.

13 Foreign entities

Not applicable

14 Commentary on results for the financial year

Refer to the 2004 Results Announcement for details.

15 Audited report

The report is based on audited accounts.

16 Statement if financial report is not audited

Not applicable as the financial report is audited.

17 Statement if financial report is audited

The financial report has been audited and is not subject to disputes or qualifications.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

	Consolidated 2004 $M	Consolidated 2003 $M
Interest income	**1,235**	1,074
Interest expense	**(965)**	(827)
Net interest income	**270**	247
Fee and commission income	**1,649**	1,370
Fee and commission expense	**(331)**	(254)
Net fee and commission income	**1,318**	1,116
Trading income	**562**	402
Other income	**393**	194
Other expenses	**(78)**	(69)
Total income from ordinary activities	**2,465**	1,890
Employment expenses	**(1,257)**	(970)
Occupancy expenses	**(102)**	(92)
Non-salary technology expenses	**(106)**	(84)
Professional fees, travel and communication expenses	**(162)**	(129)
Other operating expenses	**(153)**	(155)
Total expenses from ordinary activities	**(1,780)**	(1,430)
Profit from ordinary activities before income tax	**685**	460
Income tax (expense)	**(161)**	(96)
Profit from ordinary activities after income tax	**524**	364
(Profit) from ordinary activities after income tax attributable to outside equity interest	**(3)**	(3)
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*	**521**	361
Distributions paid or provided on Macquarie Income Securities	**(27)**	(28)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited	**494**	333
	Cents per share	
Basic earnings per share	**233.0**	164.8
Diluted earnings per share	**229.3**	163.1

* **There were no valuation adjustments recognised directly in equity.**

APPENDIX 4E – ATTACHEMENT A
MACQUARIE BANK LIMITED
ABN 46 008 583 542

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 MARCH 2004

	Consolidated 2004 $M	Consolidated 2003 $M
ASSETS		
Cash and liquid assets	**647**	311
Securities purchased under resale agreements	**8,598**	5,155
Trading assets	**6,891**	4,780
Other securities	**1,847**	2,181
Loan assets	**10,777**	9,839
Other financial market assets	**6,694**	5,309
Other financial assets	**3,531**	1,828
Life insurance investment assets	**2,350**	2,516
Equity investments	**138**	130
Investments in associates and incorporated joint ventures	**169**	142
Fixed assets	**1,945**	125
Tax assets	**184**	146
Total assets	**43,771**	32,462
LIABILITIES		
Due to other financial institutions	**1,935**	517
Securities sold under repurchase agreements	**2,597**	2,221
Securities borrowed	**5,750**	2,381
Deposits	**4,215**	3,966
Notes payable	**12,608**	10,069
Other financial market liabilities	**5,821**	4,718
Tax liabilities	**53**	18
Other financial liabilities	**4,215**	2,665
Life insurance policy liabilities	**2,291**	2,456
Provisions for dividends and distributions	**6**	213
Deferred tax liabilities	**413**	30
Other provisions	**74**	67
Total liabilities excluding loan capital	**39,978**	29,321
Loan capital		
Subordinated debt	**960**	406
Converting Preference Shares	**-**	150
Total liabilities	**40,938**	29,877
Net assets	**2,833**	2,585
EQUITY		
Contributed equity		
Ordinary share capital	**1,382**	1,137
Macquarie Income Securities	**391**	391
Retained earnings	**1,040**	659
Total equity attributable to equity holders of Macquarie Bank Limited	**2,813**	2,187
Outside equity interests in controlled entities	**20**	398
Total equity	**2,833**	2,585

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

	Consolidated 2004 $M	Consolidated 2003 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	**1,231**	1,083
Interest and other costs of finance (paid)	**(927)**	(856)
Dividends and distributions received	**120**	90
Fees and other non-interest income received	**1,612**	1,294
Fees and commissions (paid)	**(320)**	(257)
Net receipts from dealing in financial instruments	**(2,063)**	1,113
(Payments) to suppliers	**(639)**	(441)
Employment expenses (paid)	**(919)**	(866)
Income taxes (paid)	**(138)**	(197)
Life insurance investment income	**101**	105
Life insurance premiums received	**1,279**	1,710
Life insurance (policy payments)	**(1,618)**	(1,750)
Infrastructure assets and businesses purchased for resale – net receipts from operations	**47**	17
Net cash flows from operating activities	**(2,234)**	1,045
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan assets (granted)	**(5,828)**	(4,674)
Proceeds from securitisation of loan assets	**4,928**	4,407
Recovery of loans previously written-off	**2**	1
(Payments) for other securities	**(1,349)**	(737)
Proceeds from the realisation of other securities	**1,381**	298
(Payments) for life insurance investments	**(5,561)**	(5,881)
Proceeds from the sale of life insurance investments	**5,881**	5,847
(Payments) for equity investments	**(166)**	(109)
Proceeds from the sale of equity investments	**85**	13
(Payments) for fixed assets	**(108)**	(40)
Proceeds from the sale of fixed assets	**23**	2
(Payments) for infrastructure assets and businesses purchased for resale, net of cash acquired	**(950)**	-
Payment for acquisition of controlled entities, net of cash acquired	**250**	(296)
Proceeds from the sale of controlled entities	**41**	-
Cash deconsolidated	**(4)**	(17)
Net cash flows from investing activities	**(1,375)**	(1,186)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (decrease)/increase in money market and other deposit accounts	**2,826**	(32)
(Repayment) of subordinated debt	**(70)**	(50)
Issue of subordinated debt	**672**	225
Dividends and distributions (paid)	**(208)**	(141)
Proceeds from the issue of ordinary share capital	**121**	47
Payment for buy back of ordinary shares	**(167)**	-
Proceeds from outside equity interest	**(382)**	1
Proceeds from borrowing for purchase of infrastructure assets and businesses purchased for resale	**1,062**	137
Net cash flows from financing activities	**3,854**	187

Net increase in cash	**245**	46
Cash at the beginning of the financial year	**289**	243
Cash at the end of the financial year	**534**	289